

Dear U. S. Physical Therapy Shareholder:

These past few years our Company has demonstrated an incredible amount of resiliency. In 2020, after the pandemic began to shut everything down, we made the decision that we would keep our facilities open and available for our patients. And while our pandemic volumes dropped dramatically early on (around 55% in physical therapy), we bounced back quickly and by the end of 2020 we were (practically speaking) back to our pre-pandemic visits/clinic/day volume levels. 2021 proved to be a record year for us all around...volumes hit new highs and costs which were driven down materially in the early stages of the pandemic remained quite low. It was a great year that exceeded our expectations.

As 2022 began we had what we believed was a good plan to carry our 2021 momentum forward. Development in both years continued to be very steady and added to our forward trajectory. Sometime in the second quarter we began to feel what others had been experiencing for months and in some cases a year or more and that was the beginning, for us at least, of pressure around employee scarcity. Open positions began to take longer to fill, and employee cost, especially in our support areas of the front and back office, began to escalate significantly. Inflation was beginning to run, and we started to feel it. At the same time, interest rates began to rise corresponding to a series of Federal Reserve increases and that impacted our guidance expectations for the year in a material way. Ahead of most of those rate increases our team moved to expand and secure an updated credit facility, expanding our banking relationships, hedging our fixed facilities' rate, and creating flexibility as well as capacity so that we could continue to execute on our de novo and acquired growth opportunities. Despite these very significant macro challenges, which impacted businesses of all types, along with a Medicare rate reduction, we produced some highlights for the year:

Highlights for 2022:

- Adjusted EBITDA remained flat despite the overall macro-economic environment.
- Average visits/clinic/day were 28.7 for the year, the second highest in our Company's history.
- Net patient revenue increased 6% for the year.
- Industrial Injury Prevention ("IIP") revenues increased 75.5% for the year and 20.8% on a same store basis.
- We completed 5 PT acquisitions for 2022 and we completed our largest acquisition ever in an IIP deal late in 2021 which aided our 2022 IIP growth.
- We continued to raise our dividend. We increased it to $.41/share in early 2022 and again to $.43/share in the first quarter of 2023.
- Although our net rate was down slightly for the year due to a reduction in Medicare reimbursement, we were able to increase our net rate sequentially each quarter throughout the year as a result of contract re-negotiations and other related efforts.
- We finished the 2022 year with strong volume and that is how we have started this new year in 2023. Demand has been good!

Our focus for 2023 remains largely the same as last year with a few added nuances:

- We must push hard on rate re-negotiation across our commercial payer group of contracts.
- We have re-focused our efforts to improve our payer mix toward workers compensation by updating our service offering and retraining our teams to more efficiently and effectively access workers compensation referrals.
- We are focused on further automation at our front desk which should improve the efficiency of new patient intake and (we hope) help to ease the burden on our front desk employees while lessening turnover in those positions.
- We are focused on gaining a small measure of productivity across some of our facilities which are below (our) and industry averages.
- We expect to continue to deploy capital strategically toward de novo as well as acquisition-related development, improving market penetration in our top markets while expanding to new areas with good payment and demographic attributes.
- We will continue to work to improve and grow our injury prevention business which has been very strong for us since we began with a small acquisition in early 2017. IIP revenues in 2022 have grown to 14% of our overall Company revenue with great organic as well as acquired growth performance since inception.
- Finally taking care of people is what we do. Our care changes and improves the lives of the patients and families we are blessed and privileged to serve. Our IIP programs assist many of our nation's largest and most respected companies in keeping their workforce engaged, healthy and productive, benefiting the employees as well as the employer with our proven solutions. Last and very importantly are our partners and our valued employees around the country. Without them we could not positively impact lives the way that we do, and we (in my opinion) would not be able to weather the challenges and take advantage of the opportunities that invariably come our way. Our partnership model is tried and true now over 33 years strong. I believe this is our "secret sauce"...partnership and treating people the way we would want to be treated. It creates the foundational stability that undergirds every good thing we are able (and aspire) to do.

Thank you for your continued support and belief in our team. For me this has been an incredible 20 years now with our great Company and I look forward to serving for what I hope will be a long time to come. I am surrounded by an amazing and talented team who I love; and I am excited to work alongside them every day as we strive to make a difference in the lives of those we choose to serve.

God Bless!

Sincerely,



Chris Reading
 President & CEO
 1300 W. Sam Houston Parkway, Suite 300
 Houston, TX 77042
 creading@usph.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM _____ TO_____

COMMISSION FILE NUMBER 1-11151

U.S. PHYSICAL THERAPY, INC.
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

NEVADA	**76-0364866**
(STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)	*(I.R.S. EMPLOYER IDENTIFICATION NO.)*
1300 WEST SAM HOUSTON PARKWAY SOUTH, SUITE 300, HOUSTON, TEXAS	**77042**
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)	*(ZIP CODE)*

REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (713) 297-7000

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE EXCHANGE ACT:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, $.01 par value	USPH	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE EXCHANGE ACT: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. Yes ☐ No ☑

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). Yes ☐ No ☑

The aggregate market value of the shares of the registrant's common stock held by non-affiliates of the registrant at June 30, 2022 was $774 million based on the closing sale price reported on the NYSE for the registrant's common stock on June 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter. For purposes of this computation, all executive officers, directors and 5% or greater beneficial owners of the registrant were deemed to be affiliates. Such determination should not be deemed an admission that such executive officers, directors and beneficial owners are, in fact, affiliates of the registrant.

As of February 28, 2023, the number of shares outstanding of the registrant's common stock, par value $.01 per share, was: 13,028,845.

DOCUMENTS INCORPORATED BY REFERENCE

DOCUMENT	PART OF FORM 10-K
Portions of Definitive Proxy Statement for the 2023 Annual Meeting of Shareholders	Part III

Table of Contents

FORWARD-LOOKING STATEMENTS

We make statements in this report that are considered forward-looking statements within the meaning given such term under Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These statements contain forward-looking information relating to the financial condition, results of operations, plans, objectives, future performance and business of our Company. These statements (often using words such as "believes", "expects", "intends", "plans", "appear", "should" and similar words) involve risks and uncertainties that could cause actual results to differ materially from those we project. Included among such statements, but not limited to, are those relating to opening clinics, availability of personnel and the reimbursement environment. The forward-looking statements are based on our current views and assumptions, and actual results could differ materially from those anticipated in such forward-looking statements as a result of certain risks, uncertainties, and factors, which include, but are not limited to:

- the multiple effects of the impact of public health crises and epidemics/pandemics, such as the novel strain of COVID-19 and its variants, for which the total financial magnitude cannot be currently estimated;

- changes in Medicare rules and guidelines and reimbursement or failure of our clinics to maintain their Medicare certification and/or enrollment status;

- revenue we receive from Medicare and Medicaid being subject to potential retroactive reduction;

- changes in reimbursement rates or payment methods from third party payors including government agencies, and changes in the deductibles and co-pays owed by patients;

- compliance with federal and state laws and regulations relating to the privacy of individually identifiable patient information, and associated fines and penalties for failure to comply;

- competitive, economic or reimbursement conditions in our markets which may require us to reorganize or close certain clinics and thereby incur losses and/or closure costs including the possible write-down or write-off of goodwill and other intangible assets;

- one of our acquisition agreements contains a Put Right related to a future purchase of a majority interest in a separate company;

- the impact of COVID-19 related vaccination and/or testing mandates at the federal, state and/or local level, which could have an adverse impact on staffing, revenue, costs and the results of operations:

- our debt and financial obligations could adversely affect our financial condition, our ability to obtain future financing and our ability to operate our business;

- changes as the result of government enacted national healthcare reform;

- business and regulatory conditions including federal and state regulations;

- governmental and other third party payor inspections, reviews, investigations and audits, which may result in sanctions or reputational harm and increased costs;

- revenue and earnings expectations;

- legal actions, which could subject us to increased operating costs and uninsured liabilities;

- general economic conditions, including but not limited to inflationary and recessionary periods;

- our business depends on hiring, training, and retaining qualified employees

- availability and cost of qualified physical therapists;

- competitive environment in the industrial injury prevention services business, which could result in the termination or non-renewal of contractual service arrangements and other adverse financial consequences for that service line;

- acquisitions, and the successful integration of the operations of the acquired businesses;

- impact on the business and cash reserves resulting from retirement or resignation of key partners and resulting purchase of their non-controlling interest (minority interests);

- maintaining our information technology systems with adequate safeguards to protect against cyber-attacks;

- a security breach of our or our third party vendors' information technology systems may subject us to potential legal action and reputational harm and may result in a violation of the Health Insurance Portability and Accountability Act of 1996 of the Health Information Technology for Economic and Clinical Health Act;

- maintaining clients for which we perform management, industrial injury prevention related services, and other services, as a breach or termination of those contractual arrangements by such clients could cause operating results to be less than expected;

- maintaining adequate internal controls;

- maintaining necessary insurance coverage;

- availability, terms, and use of capital; and

- weather and other seasonal factors.

Many factors are beyond our control. Given these uncertainties, you should not place undue reliance on our forward-looking statements. Please see the other sections of this report and our other periodic reports filed with the Securities and Exchange Commission (the ''SEC'') for more information on these factors. Our forward-looking statements represent our estimates and assumptions only as of the date of this report. Except as required by law, we are under no obligation to update any forward-looking statement, regardless of the reason the statement may no longer be accurate.

PART I

ITEM 1. *BUSINESS.*

GENERAL

U.S. Physical Therapy, Inc. and subsidiaries (collectively, ''we'', ''us'', ''our'' or the ''Company''), operates its business through two reportable business segments. Our reportable segments consist of the physical therapy operations segment and the industrial injury prevention services segment. Through our subsidiaries, we operate outpatient physical therapy clinics that provide pre-and post-operative care for a variety of orthopedic-related disorders and sports-related injuries, treatment for neurological-related injuries and rehabilitation of injured workers. We also have a majority interest in businesses which are leading providers of industrial injury prevention services. Services provided in this business include onsite injury prevention and rehabilitation, performance optimization, post-offer employment testing, functional capacity evaluations and ergonomic assessments. The majority of the industrial injury prevention services are contracted with and paid for directly by employers, including a number of Fortune 500 companies. Other clients include large insurers and their contractors. These services are performed through Industrial Sports Medicine Professionals, consisting of both physical therapists and specialized certified athletic trainers (ATCs). Prior to the second quarter of 2020, we operated as a single segment. All prior year segment information has been reclassified to conform to the current segment presentation.

We were re-incorporated in April 1992 under the laws of the State of Nevada and have operating subsidiaries organized in various states in the form of limited partnerships, limited liability companies and wholly-owned corporations. This description of our business should be read in conjunction with our financial statements and the related notes contained in Item 8 in this Annual Report on Form 10-K. Our principal executive offices are located at 1300 West Sam Houston Parkway South, Suite 300, Houston, Texas 77042. Our telephone number is (713) 297-7000. Our website is www.usph.com.

Acquisitions of Businesses and Acquired Interests

During the last three years, we completed the acquisitions of eleven clinic practices and two industrial injury prevention services businesses as detailed below.

Acquisition	Date	% Interest Acquired	Number of Clinics
November 2022 Acquisition	November 30, 2022	80%	13
October 2022 Acquisition	October 31, 2022	60%	14
September 2022 Acquisition	September 30, 2022	80%	2
August 2022 Acquisition	August 31, 2022	70%	6
March 2022 Acquisition	March 31, 2022	70%	6
December 2021 Acquisition	December 31, 2021	75%	3
November 2021 Acquisition	November 30, 2021	70%	*
September 2021 Acquisition	September 30, 2021	100%	*
June 2021 Acquisition	June 30, 2021	65%	8
March 2021 Acquisition	March 31, 2021	70%	6
November 2020 Acquisition	November 30, 2020	75%	3
September 2020 Acquisition	September 30, 2020	70%	**
February 2020 Acquisition	February 27, 2020	65%***	4

---

*   Industrial injury prevention services business

**   The business includes six management contracts which have been in place for a number of years. As of the date acquired, the contracts had a remaining term of five years.

***   The four clinics are in four separate partnerships. The Company's interest in the four partnerships range from 10.0% to 83.8%, with an overall 65.0% based on the initial purchase transaction.

Physical Therapy Operations

The physical therapy operations segment primarily operates through subsidiary clinic partnerships, in which the Company generally owns a 1% general partnership interest in the Clinic Partnerships. The Company's limited partnership interests generally range from 65% to 75% (a range of 10%-99%) in the Clinic Partnerships. The managing therapist of each clinic owns, directly or indirectly, the remaining limited partnership interest in most of the clinics (hereinafter referred to as "Clinic Partnerships"). To a lesser extent, the Company operates some clinics, through wholly-owned subsidiaries, under profit sharing arrangements with therapists (hereinafter referred to as "Wholly-Owned Facilities").

We continue to seek to attract for employment physical therapists who have established relationships with physicians and other referral sources by offering these therapists a competitive salary and incentives based on the profitability of the clinic that they manage. For multi-site clinic practices in which a controlling interest is acquired by us, the prior owners typically continue on as employees to manage the clinic operations, retaining a non-controlling ownership interest in the clinics and receiving a competitive salary for managing the clinic operations. In addition, we have developed satellite clinic facilities as part of existing Clinic Partnerships and Wholly-Owned Facilities, with the result that a substantial number of Clinic Partnerships and Wholly-Owned Facilities operate more than one clinic location. In 2023, we intend to continue to acquire multi-clinic practices and to continue to develop outpatient physical therapy clinics as satellites in existing partnerships, along with increasing our patient volume through marketing and new programs.

Therapists at our clinics initially perform a comprehensive evaluation of each patient, which is then followed by a treatment plan specific to the injury as prescribed by the patient's physician. The treatment plan may include a number of procedures, including therapeutic exercise, manual therapy techniques, ultrasound, electrical stimulation, hot packs, iontophoresis, education on management of daily life skills and home exercise programs. A clinic's business primarily comes from referrals by local physicians. The principal sources of payment for the clinics' services are managed care programs, commercial health insurance, Medicare/Medicaid and workers' compensation insurance.

Besides the multi-clinic acquisitions referenced in the table above, during 2022 and 2021 we purchased the assets and business of three individual physical therapy clinics in separate transactions. The clinics operate as satellite clinics of three of our existing clinic partnerships.

During the year ended December 31, 2022, we sold five clinics and closed eleven clinics. The aggregate sales price was $0.3 million. During the year ended December 31, 2021, we sold two clinics for an aggregate sales price of $0.1 million, and we closed three clinics. During the year ended December 31, 2020, we closed 34 clinics, and we sold 14 previously closed clinics for an aggregate sales price was $1.1 million. Of the total sales price, $0.7 million was paid in cash and $0.4 million in a note receivable which was fully received in June 2022.

On December 31, 2022, we operated 640 clinics in 40 states. Our highest concentration of clinics are in the following states: Texas, Tennessee, Michigan, Virginia, Florida, Oregon, Maryland, Pennsylvania, Georgia, Arizona, Idaho, Missouri, Connecticut, South Carolina, and Alabama. In addition to our 640 clinics, on December 31, 2022, we also managed 40 physical therapy practices for unrelated physician groups and hospitals.

Our Clinics

Most of our clinics are operated as Clinic Partnerships in which we own the general partnership interest and a majority of the limited partnership interests. The managing healthcare practitioner of the clinics usually owns a portion of the limited partnership interests. Generally, the therapist partners have no interest in the net losses of Clinic Partnerships, except to the extent of their capital accounts. Since we also develop satellite clinic facilities of existing clinics, most Clinic Partnerships consist of more than one clinic location. As of December 31, 2022, through wholly owned subsidiaries, we owned a 1% general partnership interest in all the Clinic Partnerships. Our limited partnership interests generally range from 65% to 75% in the Clinic Partnerships. For the vast majority of the Clinic Partnerships, the managing healthcare practitioner is a physical therapist who owns the remaining limited partnership interest in the Clinic Partnership.

For our Clinic Partnership agreements related to those in which we acquired a majority interest, generally, the prior management continues to own a 10% to 50% interest.

Typically, each therapist partner or director, including those employed by Clinic Partnerships in which we acquired a majority interest, enters into an employment agreement for a term of up to five years with their Clinic Partnership. Each agreement typically provides for a covenant not to compete during the period of his or her employment and for up to two years thereafter. Under each employment agreement, the therapist partner receives a base salary and may receive a bonus based on the net revenues or profits generated by their Clinic Partnership or specific clinic. In the case of Clinic Partnerships, the therapist partner receives earnings distributions based upon their ownership interest. Upon termination of employment, we typically have the right to purchase the therapist's partnership interest in Clinic Partnerships. For those Clinic Partnerships we created in connection with an acquisition, our partner also has the right to cause us to purchase their interest upon termination of their employment.

In connection with most of our acquired clinics, in the event that a limited minority partner's employment ceases and certain requirements are met as detailed in the respective limited partnership agreements, we have a call right (the "Call Right") and the selling entity or individual has a put right (the "Put Right") with respect to the partner's limited partnership interests. The Put Right and the Call Right do not expire, even upon an individual partner's death, and contain no mandatory redemption feature. The purchase price of the partner's limited partnership interest upon exercise of the Put Right or the Call Right is calculated at a predetermined multiple of earnings performance as detailed in the respective agreements.

Each Clinic Partnership maintains an independent local identity, while at the same time enjoying the benefits of national purchasing, negotiated third-party payor contracts, centralized support services and management practices. Under a management agreement, one of our subsidiaries provides a variety of support services to each clinic, including supervision of site selection, construction, clinic design and equipment selection, establishment of accounting systems and billing procedures and training of office support personnel, processing of accounts payable, operational direction, auditing of regulatory compliance, payroll, benefits administration, accounting services, legal services, quality assurance and marketing support.

Our typical clinic occupies 1,000 to 7,000 square feet of leased space in an office building or shopping center. There are 19 clinics occupying space in the range of over 7,000 square feet to 13,500 square feet. We attempt to lease ground level space for patient ease of access to our clinics.

Typical minimum staff at a clinic consists of a licensed physical therapist and an office manager. As patient visits grow, staffing may also include additional physical therapists, occupational therapists, therapy assistants, aides, exercise physiologists, athletic trainers and office personnel. Therapy services are performed under the supervision of a licensed therapist.

We provide services at our clinics on an outpatient basis. Patients are usually treated for approximately one hour per day, two to three times a week, typically for two to six weeks. We generally charge for treatment on a per procedure basis. Medicare patients are charged based on prescribed time increments and Medicare billing standards. In addition, our clinics will develop, when appropriate, individual maintenance and self-management exercise programs to be continued after treatment. We continually assess the potential for developing new services and expanding the methods of providing our existing services in the most efficient manner while providing high quality patient care.

Factors Influencing Demand For Physical Therapy Services

We believe that the following factors, among others, influence the growth of outpatient physical therapy services:

Economic Benefits of Therapy Services. Purchasers and providers of healthcare services, such as insurance companies, health maintenance organizations, businesses and industries, continuously seek cost savings for traditional healthcare services. We believe that our therapy services provide a cost-effective way to prevent short-term disabilities from becoming chronic conditions, to help avoid invasive procedures, to speed recovery from surgery and musculoskeletal injuries and eliminate or minimize the need for opioids.

Earlier Hospital Discharge. Changes in health insurance reimbursement, both public and private, have encouraged the earlier discharge of patients to reduce costs. We believe that early hospital discharge practices foster greater demand for outpatient physical therapy services.

Aging Population. In general, the elderly population has a greater incidence of disability compared to the population as a whole. As this segment of the population continues to grow, we believe that demand for rehabilitation services will expand.

Increase in Obesity. Two of every three American men are considered to be overweight or obese and the rate continues to grow. The strain on a person's body can be significant. Physical therapy services help the obese become more active and fit by teaching them how to move in ways that are pain free.

Marketing

We focus our marketing efforts primarily on physicians, including orthopedic surgeons, neurosurgeons, physiatrists, internal medicine physicians, podiatrists, occupational medicine physicians and general practitioners. In marketing to the physician community, we emphasize our commitment to quality patient care and regular communication with physicians regarding patient progress. We employ personnel to assist clinic directors in developing and implementing marketing plans for the physician community and to assist in establishing relationships with health maintenance organizations, preferred provider organizations, case managers and insurance companies.

Industrial Injury Prevention Services

Services provided in the industrial injury prevention services segment include onsite injury prevention and rehabilitation, performance optimization, post offer employment testing, functional capacity evaluations, and ergonomic assessments. The majority of these services are contracted with and paid for directly by employers, including a number of Fortune 500 companies. Other clients include large insurers and their contractors. Our Company performs these services through Industrial Sports Medicine Professionals, consisting of both physical therapists and ATCs.

In March 2017, we acquired a 55% interest in an initial industrial injury prevention services business. On April 30, 2018, we acquired a 65% interest in another business in the industrial injury prevention sector and then we combined the two businesses. After the combination, we owned a 59.45% interest in the combined business, Briotix Health, Limited Partnership ("Briotix Health"). On April 11, 2019, we acquired 100% of a third provider of industrial injury prevention services. The acquired company specializes in delivering injury prevention and care, post offer employment testing, functional capacity evaluations and return-to-work services. It performs these services across a network in 45 states including onsite at eleven client locations. The business was then combined with Briotix Health increasing our ownership position in the partnership to approximately 76.0%. On September 30, 2021, we acquired a company that specializes in return-to-work and ergonomic services, among other offerings and contributed those assets to Briotix Health. Subsequent to this acquisition and the purchase of the redeemable non-controlling interest of one of the limited partners, our ownership in Briotix Health is approximately 85%.

On November 30, 2021, we acquired an approximate 70.0% interest in a leading provider of industrial injury prevention services ("IIP Acquisition"). The founders and owners retained the remaining interest.

SOURCES OF REVENUE

Physical Therapy Operations

Payor sources for physical therapy operations are primarily managed care programs, commercial health insurance, Medicare/Medicaid and workers' compensation insurance. Commercial health insurance, Medicare and managed care programs generally provide coverage to patients utilizing our clinics after payment by the patients of normal deductibles and co-insurance payments. Workers' compensation laws generally require employers to provide, directly or indirectly through insurance, costs of medical rehabilitation for their employees from work-related injuries and disabilities and, in some jurisdictions, mandatory vocational rehabilitation, usually without any deductibles, co-payments or cost sharing. Treatments for patients who are parties to personal injury cases are generally paid from the proceeds of settlements with insurance companies or from favorable judgments. If an unfavorable judgment is received, collection efforts are generally not pursued against the patient and the patient's account is written-off against established reserves. Bad debt reserves relating to all receivable types are regularly reviewed and adjusted as appropriate.

The following table shows our payor mix for the years ended ($ in thousands):

| Payor | December 31, 2022 | | December 31, 2021 | | December 31, 2020 | |
	Net Patient Revenue	Percentage	Net Patient Revenue	Percentage	Net Patient Revenue	Percentage
Managed Care Programs/ Commercial						
Health Insurance	$215,822	46.5%	$209,129	47.7%	$177,877	47.7%
Medicare/Medicaid	174,401	37.5%	155,122	35.4%	118,030	31.6%
Workers' Compensation Insurance	45,010	9.7%	44,549	10.2%	48,628	13.0%
Other	29,357	6.3%	29,530	6.7%	28,805	7.7%
Total	$464,590	100.0%	$438,330	100.0%	$373,340	100.0%

Our physical therapy business depends to a significant extent on our relationships with commercial health insurers, health maintenance organizations, preferred provider organizations and workers' compensation insurers. In some geographical areas, our clinics must be approved as providers by key health maintenance organizations and preferred provider plans to obtain payments. Failure to obtain or maintain these approvals would adversely affect financial results.

During the year ended December 31, 2022, approximately 40.0% of our visits and 37.5% of our net patient revenue was from patients with Medicare or Medicaid program coverage. To receive Medicare reimbursement, a facility (Medicare Certified Rehabilitation Agency) or the individual therapist (Physical/Occupational Therapist in Private Practice) must meet applicable participation conditions set by the Department of Health and Human Services ("HHS") relating to the type of facility, equipment, recordkeeping, personnel and standards of medical care, and also must comply with all state and local laws. HHS, through Centers for Medicare & Medicaid Services ("CMS") and designated agencies, periodically inspects or surveys clinics/providers for approval and/or compliance. Failure of our subsidiaries to obtain or maintain certifications as Medicare providers or failure to enroll as a group of physical/occupational therapists in a private practice could adversely affect financial results.

The Medicare program reimburses outpatient rehabilitation providers based on the Medicare Physician Fee Schedule ("MPFS"). For services provided in 2017 through 2019, a 0.5% increase was applied to the fee schedule payment rates before applying the mandatory budget neutrality adjustment. For services provided in 2020 through 2025 no adjustment is expected to be applied each year to the fee schedule payment rates, before applying the mandatory budget neutrality adjustment.

In the 2020 MPFS Final Rule, CMS revised coding, documentation guidelines, and increased the code values for office/outpatient evaluation and management ("E/M") codes and cuts to other codes to maintain budget neutrality of the MPFS beginning in 2021. Under the 2021 MPFS Final Rule, CMS increased the values for the E/M office visit codes and made cuts to other specialty codes to maintain budget neutrality. As a result, CMS projected a 9% decrease in fee schedule payment rates for therapy services set to take effect in 2021. However, Congress intervened with passage of the Consolidated Appropriations Act, 2021 and reimbursement for the codes applicable to physical/occupational therapy services provided by our clinics received an estimated 3.5% decrease in the aggregate in payment from Medicare in calendar year 2021 as compared to 2020.

In the 2022 MPFS Final Rule, there was to be an approximately 3.75% reduction to Medicare payments for physical/occupational therapy services. This was due to the expiration of the additional funding to the conversion factor provided by Congress in 2021 under the Consolidated Appropriations Act, 2021. However, this reduction was addressed in the Protecting Medicare and American Farmers from Sequester Cuts Act ("2021 Act") signed into law on December 10, 2021. Based on various provisions in the 2021 Act, the Medicare rate reduction for 2022 was approximately 0.75%. The 2021 Act did not address the 15% reduction in Medicare payments for services performed by a physical or occupational therapist assistant, which began on January 1, 2022.

In the 2023 MPFS Proposed Rule published on July 7, 2022, CMS proposed a 4.5% reduction in the Physician Fee Schedule conversion factor. However, this reduction was addressed in the Consolidated Appropriations Act, 2023 ("2023 Act") signed into law on December 29, 2022. The provisions of the 2023 Act increase the conversion factor by 2.5% for 2023 and by 1.25% for 2024. This results in an overall reduction of approximately 2% in the 2023 Physician Fee Schedule conversion factor for 2023.

The Budget Control Act of 2011 increased the federal debt ceiling in connection with deficit reductions over the next ten years and requires automatic reductions in federal spending by approximately $1.2 trillion. Payments to Medicare providers are subject to these automatic spending reductions, subject to a 2% cap. In 2013, a 2% reduction to Medicare payments was implemented. The Bipartisan Budget Act of 2015 extended the 2% reductions to Medicare payments through fiscal year 2025. The Bipartisan Budget Act of 2018 extends the 2% reductions to Medicare payments through fiscal year 2027. The CARES Act suspended the 2% payment reduction to Medicare payments for dates of service from May 1, 2020, through December 31, 2020, and the Consolidated Appropriations Act, 2021 further suspended the 2% payment reduction through March 2021. In April 2021, additional legislation was enacted that waived the 2% payment reduction for the remainder of calendar 2021. The 2021 Act included a three-month extension of the 2% sequester relief applied to all Medicare payments through March 2022, followed by three months of 1% sequester relief through June 30, 2022. Sequester relief ended on June 30, 2022.

Beginning in 2021, payments to individual therapists (Physical/Occupational Therapist in Private Practice) paid under the fee schedule may be subject to adjustment based on performance in the Merit Based Incentive Payment System ("MIPS"), which measures performance based on certain quality metrics, resource use, and meaningful use of electronic health records. Therapists eligible to participate in MIPS include only those therapists who are enrolled with Medicare as private practice providers and does not include therapists in facility-based providers, such as our clinics enrolled as certified rehabilitation agencies. Less than 3% of the Company's therapist providers currently participate in MIPS. Under the MIPS requirements, a provider's performance is assessed according to established performance standards each year and then is used to determine an adjustment factor that is applied to the professional's payment for the corresponding payment year. The provider's MIPS performance in 2019 determined the payment adjustment in 2021. For those therapist providers who actually participated in MIPS during 2019 and 2020, the resulting average payment adjustment in 2021 and 2022 was an increase of 1%. The 2023 adjustment for those therapist providers who participated in MIPS during 2021 is expected to remain at an average increase of 1%.

Under the Middle-Class Tax Relief and Job Creation Act of 2012 ("MCTRA"), since October 1, 2012, patients who met or exceeded $3,700 in therapy expenditures during a calendar year have been subject to a manual medical review to determine whether applicable payment criteria are satisfied. The $3,700 threshold is applied to Physical Therapy and Speech Language Pathology Services; a separate $3,700 threshold is applied to the Occupational Therapy. The Medicare Access and CHIP Reauthorization Act of 2015 ("MACRA") directed CMS to modify the manual medical review process such that those reviews will no longer apply to all claims exceeding the $3,700 threshold and instead will be determined on a targeted basis based on a variety of factors that CMS considers appropriate.

The Bipartisan Budget Act of 2018 extends the targeted medical review indefinitely but reduces the threshold to $3,000 through December 31, 2027. For 2028, the threshold amount will be increased by the percentage increase in the Medicare Economic Index ("MEI") for 2028 and in subsequent years the threshold amount will increase based on the corresponding percentage increase in the MEI for such subsequent year.

CMS adopted a multiple procedure payment reduction ("MPPR") for therapy services in the final update to the MPFS for calendar year 2011. The MPPR applied to all outpatient therapy services paid under Medicare Part B — occupational therapy, physical therapy and speech-language pathology. Under the policy, the Medicare program pays 100% of the practice expense component of the Relative Value Unit ("RVU") for the therapy procedure with the highest practice expense RVU, then reduces the payment for the practice expense component for the second and subsequent therapy procedures or units of service furnished during the same day for the same patient, regardless of whether those therapy services are furnished in separate sessions. In 2013, the practice expense component for the second and subsequent therapy service furnished during the same day for the same patient was reduced by 50%.

Medicare claims for outpatient therapy services furnished by therapist assistants on or after January 1, 2020, must include a modifier indicating the service was furnished by a therapist assistant. Outpatient therapy services furnished on or after January 1, 2022, in whole or part by a therapist assistant are paid at an amount equal to 85% of the payment amount otherwise applicable for the service.

Statutes, regulations, and payment rules governing the delivery of therapy services to Medicare beneficiaries are complex and subject to interpretation. The Company believes that it is in compliance, in all material respects, with all applicable laws and regulations and are not aware of any pending or threatened investigations involving allegations of potential wrongdoing that would have a material effect on the Company's financial statements as of December 31, 2022. Compliance with such laws and regulations can be subject to future government review and interpretation, as well as significant regulatory action including fines, penalties, and exclusion from the Medicare program. For the year ended December 31, 2022, and 2021, respectively, net patient revenue from Medicare were approximately $154.9 million and $134.4 million, respectively.

Given the history of frequent revisions to the Medicare program and its reimbursement rates and rules, the Company may not continue to receive reimbursement rates from Medicare that sufficiently compensate it for the Company's services or, in some instances, cover the Company's operating costs. Limits on reimbursement rates or the scope of services being reimbursed could have a material adverse effect on the Company's revenue, financial condition and results of operations. Additionally, any delay or default by the federal or state governments in making Medicare and/or Medicaid reimbursement payments could materially and, adversely, affect the Company's business, financial condition and results of operations.

Industrial Injury Prevention Services

Services provided in this business include onsite injury prevention and rehabilitation, performance optimization, post-offer employment testing, functional capacity evaluations and ergonomic assessments. The majority of these services are contracted with and paid for directly by employers, including a number of Fortune 500 companies. Other clients include large insurers and their contractors. These services are performed through Industrial Sports Medicine Professionals, consisting of both physical therapists and ATCs.

REGULATION AND HEALTHCARE REFORM

Numerous federal, state and local regulations regulate healthcare services and those who provide them. Some states into which we may expand have laws requiring facilities employing health professionals and providing health-related services to be licensed and, in some cases, to be owned by licensed physical therapists. Our therapists and/or clinics, however, are required to be licensed, as determined by the state in which they provide services. Failure to obtain or maintain any required approvals or licenses could have a material adverse effect on our business, financial condition and results of operations.

Regulations Controlling Fraud and Abuse. Various federal and state laws regulate financial relationships involving providers of healthcare services. These laws include Section 1128B(b) of the Social Security Act (42 U.S. C. § 1320a-7b[b]) (the "Fraud and Abuse Law"), under which civil and criminal penalties can be imposed upon persons who, among other things, offer, solicit, pay or receive remuneration in return for (i) the referral of patients for the rendering of any item or service for which payment may be made, in whole or in part, by a Federal health care program (including Medicare and Medicaid); or (ii) purchasing, leasing, ordering, or arranging for or recommending purchasing, leasing, ordering any good, facility, service, or item for which payment may be made, in whole or in part, by a Federal health care program (including Medicare and Medicaid). We believe that our business procedures and business arrangements are in compliance with these provisions. However, the provisions are broadly written and the full extent of their specific application to specific facts and arrangements to which we are a party is uncertain and difficult to predict. In addition, several states have enacted state laws similar to the Fraud and Abuse Law, which may be more restrictive than the federal Fraud and Abuse Law.

The Office of the Inspector General ("OIG") of HHS has issued regulations describing compensation financial arrangements that fall within a "Safe Harbor" and, therefore, are not viewed as illegal remuneration under the Fraud and Abuse Law. Failure to fall within a Safe Harbor does not mean that the Fraud and Abuse Law has been violated; however, the OIG has indicated that failure to fall within a Safe Harbor may subject an arrangement to increased scrutiny under a "facts and circumstances" test.

The OIG also has issued special fraud alerts and special advisory bulletins to remind the provider community of the importance and application of certain aspects of the Fraud and Abuse Law. One of the OIG special fraud alerts related to the rental of space in physician offices by persons or entities to which the physicians refer patients. The OIG's stated concern in these arrangements is that rental payments may be disguised kickbacks to the physician-landlords to induce referrals. We rent clinic space for some of our clinics from referring physicians and have taken the steps that we believe are necessary to ensure that all leases comply to the extent possible and applicable, with the space rental Safe Harbor to the Fraud and Abuse Law.

One of the OIG's special advisory bulletins addressed certain complex contractual arrangements for the provision of items and services. This special advisory bulletin identified several characteristics commonly exhibited by suspect arrangements, the existence of one or more of which could indicate a prohibited arrangement to the OIG.

Due to the nature of our business operations, some of our management service arrangements exhibit one or more of these characteristics. However, we believe we have taken steps regarding the structure of such arrangements as necessary to sufficiently distinguish them from these suspect ventures, and to comply with the requirements of the Fraud and Abuse Law. However, if the OIG believes we have entered into a prohibited contractual joint venture, it could have an adverse effect on our business, financial condition and results of operations.

Although the business of managing physician-owned and hospital-owned physical therapy facilities is regulated by the Fraud and Abuse Law, the manner in which we contract with such facilities often falls outside the complete scope of available Safe Harbors. We believe our arrangements comply with the Fraud and Abuse Law, even though federal courts provide limited guidance as to the application of the Fraud and Abuse Law to these arrangements. If our management contracts are held to violate the Fraud and Abuse Law, it could have an adverse effect on our business, financial condition and results of operations.

Stark Law. Provisions of the Omnibus Budget Reconciliation Act of 1993 (42 U.S.C. § 1395nn) (the "Stark Law") prohibit referrals by a physician of "designated health services" which are payable, in whole or in part, by Medicare or Medicaid, to an entity in which the physician or the physician's immediate family member has an investment interest or other financial relationship, subject to several exceptions. Unlike the Fraud and Abuse Law, the Stark Law is a strict liability statute. Proof of intent to violate the Stark Law is not required. Physical therapy and occupational therapy services are among the "designated health services". Further, the Stark Law has application to our management contracts with individual physicians and physician groups, as well as any other financial relationship between us and referring physicians, including medical advisor arrangements and any financial transaction resulting from a clinic acquisition. The Stark Law also prohibits billing for services rendered pursuant to a prohibited referral. Several states have enacted laws similar to the Stark Law. These state laws may cover all (not just Medicare and Medicaid) patients. As with the Fraud and Abuse Law, we consider the Stark Law in planning our clinics, establishing contractual and other arrangements with physicians, marketing and other activities, and believe that our operations are in compliance with the Stark Law. If we violate the Stark Law or any similar state laws, our financial results and operations could be adversely affected. Penalties for violations include denial of payment for the services, significant civil monetary penalties, and exclusion from the Medicare and Medicaid programs.

HIPAA. In an effort to further combat healthcare fraud and protect patient confidentially, Congress included several anti-fraud measures in the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"). HIPAA created a source of funding for fraud control to coordinate federal, state and local healthcare law enforcement programs, conduct investigations, provide guidance to the healthcare industry concerning fraudulent healthcare practices, and establish a national data bank to receive and report final adverse actions. HIPAA also criminalized certain forms of health fraud against all public and private payors. Additionally, HIPAA mandates the adoption of standards regarding the exchange of healthcare information in an effort to ensure the privacy and electronic security of patient information and standards relating to the privacy of health information. Sanctions for failing to comply with HIPAA include criminal penalties and civil sanctions. In February of 2009, the American Recovery and Reinvestment Act of 2009 ("ARRA") was signed into law. Title XIII of ARRA, the Health Information Technology for Economic and Clinical Health Act ("HITECH"), provided for substantial Medicare and Medicaid incentives for providers to adopt electronic health records ("EHRs") and grants for the development of health information exchange ("HIE"). Recognizing that HIE and EHR systems will not be implemented unless the public can be assured that the privacy and security of patient information in such systems is protected, HITECH also significantly expanded the scope of the privacy and security requirements under HIPAA. Most notable are the mandatory breach notification requirements and a heightened enforcement scheme that includes increased penalties, and which now apply to business associates as well as to covered entities. In addition to HIPAA, a number of states have adopted laws and/or regulations applicable in the use and disclosure of individually identifiable health information that can be more stringent than comparable provisions under HIPAA.

We believe that our operations comply with applicable standards for privacy and security of protected healthcare information. We cannot predict what negative effect, if any, HIPAA/HITECH or any applicable state law or regulation will have on our business.

Other Regulatory Factors. Political, economic and regulatory influences are fundamentally changing the healthcare industry in the United States. Congress, state legislatures and the private sector continue to review and assess alternative healthcare delivery and payment systems. Potential alternative approaches could include mandated basic healthcare benefits, controls on healthcare spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups, and price controls. Legislative debate is expected to continue in the future and market forces are expected to demand only modest increases or reduced costs. For instance, managed care entities are demanding lower reimbursement rates from healthcare providers and, in some cases, are requiring or encouraging providers to accept capitated payments that may not allow providers to cover their full costs or realize traditional levels of profitability. We cannot reasonably predict what impact the adoption of federal or state healthcare reform measures or future private sector reform may have on our business.

COMPETITION

The healthcare industry, including the physical therapy business and the industrial injury prevention services business, is highly competitive. The physical therapy business as well as the industrial injury prevention services business are both highly fragmented with no company having a significant market share nationally. We believe that we are one of the largest national outpatient physical therapy services providers.

Competitive factors affecting our business include quality of care, cost, treatment outcomes, convenience of location, and relationships with, and ability to meet the needs of, referral and payor sources. Our clinics compete, directly or indirectly, with many types of healthcare providers including the physical therapy departments of hospitals, private therapy clinics, physician-owned therapy clinics, and chiropractors. We may face more intense competition if consolidation of the therapy industry continues.

We believe that our strategy of providing key therapists in a community with an opportunity to participate in ownership or clinic profitability provides us with a competitive advantage by helping to ensure the commitment of local management to the success of the clinic.

We also believe that our competitive position is enhanced by our strategy of locating our clinics, when possible, on the ground floor of buildings and shopping centers with nearby parking, thereby making the clinics more easily accessible to patients. We offer convenient hours. We also attempt to make the decor in our clinics less institutional and more aesthetically pleasing than traditional hospital clinics.

ENFORCEMENT ENVIRONMENT

In recent years, federal and state governments have launched several initiatives aimed at uncovering behavior that violates the federal civil and criminal laws regarding false claims and fraudulent billing and coding practices. Such laws require providers to adhere to complex reimbursement requirements regarding proper billing and coding in order to be compensated for their services by government payors. Our compliance program requires adherence to applicable law and promotes reimbursement education and training; however, a determination that our clinics' billing and coding practices are false or fraudulent could have a material adverse effect on us.

As a result of our participation in the Medicare and Medicaid programs, we are subject to various governmental inspections, reviews, audits and investigations to verify our compliance with these programs and applicable laws and regulations. In addition, our prior Corporate Integrity Agreement, which expired in February 2021, required annual audits to be performed by an independent review organization on a small sample of our clinics, the results of which were reported to the federal government. Managed care payors may also reserve the right to conduct audits. There were no adverse findings noted as a result of the abovementioned audits. An adverse inspection, review, audit or investigation could result in refunding amounts we have been paid; fines penalties and/or revocation of billing privileges for the affected clinics; the imposition of a new Corporate Integrity Agreement; exclusion from participation in the Medicare or Medicaid programs or one or more managed care payor networks; or damage to our reputation.

We and our clinics are subject to federal and state laws prohibiting entities and individuals from knowingly and willfully making claims to Medicare, Medicaid and other governmental programs and third party payors that contain false or fraudulent information. The federal False Claims Act encourages private individuals to file suits on behalf of the government against healthcare providers such as us. As such suits are generally filed under seal with a court to allow the government adequate time to investigate and determine whether it will intervene in the action, the implicated healthcare providers often are unaware of the suit until the government has made its determination and the seal is lifted. Violations or alleged violations of such laws, and any related lawsuits, could result in (i) exclusion from participation in Medicare, Medicaid and other federal healthcare programs, or (ii) significant financial or criminal sanctions, resulting in the possibility of substantial financial penalties for small billing errors that are replicated in a large number of claims, as each individual claim could be deemed a separate violation. In addition, many states also have enacted similar statutes, which may include criminal penalties, substantial fines, and treble damages.

COMPLIANCE PROGRAM

Our Compliance Program. Our ongoing success depends upon our reputation for quality service and ethical business practices. We operate in a highly regulated environment with many federal, state and local laws and regulations. We take a proactive interest in understanding and complying with the laws and regulations that apply to our business.

Our Board of Directors (the "Board") has adopted a Code of Business Conduct and Ethics and a set of Corporate Governance Guidelines to clarify the ethical standards under which the Board and management carry out their duties. In addition, the Board has created a Compliance Committee of the Board ("Compliance Committee") whose purpose is to assist the Board in discharging their oversight responsibilities with respect to compliance with federal and state laws and regulations relating to healthcare.

We have issued a Compliance Manual and created compliance training materials, hand-outs and an on-line testing program. These tools were prepared to ensure that every employee of our Company and subsidiaries has a clear understanding of our mutual commitment to high standards of professionalism, honesty, fairness and compliance with the law in conducting business. These standards are administered by our Chief Compliance Officer ("CCO"), who has the responsibility for the day-to-day oversight, administration and development of our compliance program. The CCO, internal and external counsel, management and the Compliance Committee review our policies and procedures for our compliance program from time to time in an effort to improve operations and to ensure compliance with requirements of standards, laws and regulations and to reflect the on-going compliance focus areas which have been identified by management, counsel or the Compliance Committee. We also have established systems for reporting potential violations, educating our employees, monitoring and auditing compliance and handling enforcement and discipline.

Committees. Our Compliance Committee, appointed by the Board, consists of five independent directors. The Compliance Committee has general oversight of our Company's compliance with the legal and regulatory requirements regarding healthcare operations. The Compliance Committee relies on the expertise and knowledge of management, the CCO and other compliance and legal personnel. The CCO regularly communicates with the Chairman of the Compliance Committee. The Compliance Committee meets at least four times a year or more frequently as necessary to carry out its responsibilities and reports regularly to the Board regarding its actions and recommendations.

We also have an Internal Compliance Committee, which is comprised of Company leaders in the areas of operations, clinical services, finance, human resources, legal, information technology and credentialing. The Internal Compliance Committee has the responsibility for evaluating and assessing Company areas of risk relating to compliance with federal and state healthcare laws, and generally to assist the CCO. The Internal Compliance Committee meets at least four times a year or more frequently as necessary to carry out its responsibilities. In addition, management has appointed a team to address our Company's compliance with HIPAA. The HIPAA team consists of a security officer and employees from our legal, information systems, finance, operations, compliance, business services and human resources departments. The team prepares assessments and makes recommendations regarding operational changes and/or new systems, if needed, to comply with HIPAA.

Each clinic certified as a Medicare Rehabilitation Agency has a formally appointed governing body composed of a member of our management and the director/administrator of the clinic. The governing body retains legal responsibility for the overall conduct of the clinic. The members confer regularly and discuss, among other issues, clinic compliance with applicable laws and regulations. In addition, there are Professional Advisory Committees which serve as Infection Control Committees. These committees meet in the facilities and function as advisors.

We have in place a Risk Management Committee consisting of, among others, the CCO, the Vice President of Human Resources, and other legal, compliance and operations personnel. This committee reviews and monitors all employee and patient incident reports and provides clinic personnel with actions to be taken in response to the reports.

Reporting Violations. In order to facilitate our employees' ability to report in confidence, anonymously and without retaliation any perceived improper work-related activities, accounting irregularities and other violations of our compliance program, we have set up an independent national compliance hotline. The compliance hotline is available to receive confidential reports of wrongdoing Monday through Friday (excluding holidays), 24 hours a day. The compliance hotline is staffed by experienced third party professionals trained to utilize utmost care and discretion in handling sensitive issues and confidential information. The information received is documented and forwarded timely to the CCO, who, together with the Compliance Committee, has the power and resources to investigate and resolve matters of improper conduct.

Educating Our Employees. We utilize numerous methods to train our employees in compliance related issues, including an online learning management system. All employees complete a comprehensive training program comprised of numerous modules relating to our business and proper practices when newly hired and annually thereafter. The directors/administrators also provide periodic ''refresher'' training for existing employees and one-on-one comprehensive training with new hires. The corporate compliance group responds to questions from clinic personnel and conducts frequent teleconference meetings, webinars and training sessions on a variety of compliance related topics.

When a clinic opens, we provide a package of compliance materials containing manuals and detailed instructions for meeting Medicare Conditions of Participation Standards and other compliance requirements. During follow up training with the director/administrator of the clinic, compliance department staff explain various details regarding requirements and compliance standards. Compliance staff will remain in contact with the director/administrator while the clinic is implementing compliance standards and will provide any assistance required. All new office managers receive training (including Medicare, regulatory and corporate compliance, insurance billing, charge entry and transaction posting and coding, daily, weekly and monthly accounting reports) from the training staff at the corporate office. The corporate compliance group will assist in continued compliance, including guidance to the clinic staff with regard to Medicare certifications, state survey requirements and responses to any inquiries from regulatory agencies.

Monitoring and Auditing Clinic Operational Compliance. We have in place audit programs and other procedures to monitor and audit clinic operational compliance with applicable policies and procedures. We employ internal auditors who, as part of their job responsibilities, conduct periodic audits of each clinic. Most clinics are audited at least once every 24 months and additional focused audits are performed as deemed necessary. During these audits, particular attention is given to compliance with Medicare and internal policies, Federal and state laws and regulations, third party payor requirements, and patient chart documentation, billing, reporting, record keeping, collections and contract procedures. The audits are conducted on site or remotely and include interviews with the employees involved in management, operations, billing and accounts receivable.

Formal audit reports are prepared and reviewed with corporate management and the Compliance Committee. Each clinic director/administrator receives a letter instructing them of any corrective measures required. Each clinic director/administrator then works with the compliance team and operations to ensure such corrective measures are achieved.

Handling Enforcement and Discipline. It is our policy that any employee who fails to comply with compliance program requirements or who negligently or deliberately fails to comply with known laws or regulations specifically addressed in our compliance program should be subject to disciplinary action up to and including discharge from employment. The Compliance Committee, compliance staff, human resources staff and management investigate violations of our compliance program and impose disciplinary action as considered appropriate.

Corporate Integrity Agreement. We also performed certain additional compliance related functions pursuant to CIA that we entered into with the OIG. The CIA, which became effective as of December 21, 2015, and expired in February 2021, outlined certain specific requirements relating to compliance oversight and program implementation, as well as periodic reporting. In addition, pursuant to the CIA, an independent review organization annually performed a Medicare billing and coding audit on a small group of randomly selected Company clinics. Our Compliance Program was modified so as to comply with the requirements of the CIA. The term of the CIA was five years and expired in February 2021.

EMPLOYEES

Our strategy is to acquire physical therapy practices, develop outpatient physical therapy clinics as satellites within existing partnerships, acquire industrial injury prevention services businesses, and to continue to support the growth of our existing businesses requires a talented workforce that can grow with us. As of December 31, 2022, we employed approximately 6,135 people nationwide, of which approximately 3,570 were full-time employees.

It is crucial that we continue to attract and retain top talent. To attract and retain talented employees, we strive to make our corporate office and all our practices and businesses a diverse and healthy workplace, with opportunities for our employees to receive continuing education, skill development, encouragement to grow and develop their career, all supported by competitive compensation, incentives, and benefits. Our clinical professionals are all licensed and a vast majority have advanced degrees. Our operational leadership teams have long-standing relationships with local and regional universities, professional affiliations, and other applicable sources that provide our practices with a talent pipeline.

We provide competitive compensation and benefits programs to help meet our employees' needs in the practices and communities in which they serve. These programs (which can vary by practice and employment classification) include competitive base salaries, incentive compensation plans, a 401(k) plan, healthcare and insurance benefits, health savings and flexible spending accounts, paid time off, family leave, education assistance, mental health, and other employee assistance benefits.

We invest resources to develop the talent needed to support our business strategy. Resources include a multitude of training and development programs delivered internally and externally, online and instructor-led, and on-the-job learning formats.

We expect to continue adding personnel in the future as we focus on potential acquisition targets and organic growth opportunities.

AVAILABLE INFORMATION

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are made available free of charge on our internet website at www.usph.com as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

ITEM 1A. *RISK FACTORS.*

Our business, operations and financial condition are subject to various risks. Some of these risks are described below, and readers of this Annual Report on Form 10-K should take such risks into account in evaluating our Company or making any decision to invest in us. This section does not describe all risks applicable to our Company, our industry or our business, and it is intended only as a summary of material factors affecting our business.

Risks related to our business and operations

Decreases in Medicare reimbursement rate may adversely affect our financial results.

The Medicare program reimburses outpatient rehabilitation providers based on the Medicare Physician Fee Schedule ("MPFS"). For services provided in 2017 through 2019, a 0.5% increase was applied to the fee schedule payment rates before applying the mandatory budget neutrality adjustment. For services provided in 2020 through 2025 no adjustment is expected to be applied each year to the fee schedule payment rates, before applying the mandatory budget neutrality adjustment.

Statutes, regulations, and payment rules governing the delivery of therapy services to Medicare beneficiaries are complex and subject to interpretation. The Company believes that the Company is in compliance, in all material respects, with all applicable laws and regulations and are not aware of any pending or threatened investigations involving allegations of potential wrongdoing that would have a material effect on the Company's financial statements as of December 31, 2022. Compliance with such laws and regulations can be subject to future government review and interpretation, as well as significant regulatory action including fines, penalties, and exclusion from the Medicare program. For the year ended December 31, 2022 and 2021, respectively, net patient revenue from Medicare were approximately $154.9 million and $134.4 million, respectively.

Given the history of frequent revisions to the Medicare program and its reimbursement rates and rules, we may not continue to receive reimbursement rates from Medicare that sufficiently compensate us for our services or, in some instances, cover our operating costs. Limits on reimbursement rates or the scope of services being reimbursed could have a material adverse effect on our revenue, financial condition, and results of operations. Additionally, any delay or default by the federal or state governments in making Medicare and/or Medicaid reimbursement payments could materially and, adversely, affect our business, financial condition and results of operations.

We expect the federal and state governments to continue their efforts to contain growth in Medicaid expenditures, which could adversely affect our revenue and profitability.

Medicaid spending has increased rapidly in recent years, becoming a significant component of state budgets. This, combined with slower state revenue growth, has led both the federal government and many states to institute measures aimed at controlling the growth of Medicaid spending, and in some instances reducing aggregate Medicaid spending. We expect these state and federal efforts to continue for the foreseeable future. Furthermore, not all of the states in which we operate, most notably Texas, have elected to expand Medicaid as part of federal healthcare reform legislation. There can be no assurance that the program, on the current terms or otherwise, will continue for any particular period of time beyond the foreseeable future. If Medicaid reimbursement rates are reduced or fail to increase as quickly as our costs, or if there are changes in the rules governing the Medicaid program that are disadvantageous to our businesses, our business and results of operations could be materially and adversely affected.

Revenue we receive from Medicare and Medicaid is subject to potential retroactive reduction.

Payments we receive from Medicare and Medicaid can be retroactively adjusted after examination during the claims settlement process or as a result of post-payment audits. Payors may disallow our requests for reimbursement, or recoup amounts previously reimbursed, based on determinations by the payors or their third-party audit contractors that certain costs are not reimbursable because either adequate or additional documentation was not provided or because certain services were not covered or deemed to not be medically necessary. Significant adjustments, recoupments or repayments of our Medicare or Medicaid revenue, and the costs associated with complying with investigative audits by regulatory and governmental authorities, could adversely affect our financial condition and results of operations.

Additionally, from time to time we become aware, either based on information provided by third parties and/or the results of internal audits, of payments from payor sources that were either wholly or partially in excess of the amount that we should have been paid for the service provided. Overpayments may result from a variety of factors, including insufficient documentation supporting the services rendered or medical necessity of the services or other failures to document the satisfaction of the necessary conditions of payment. We are required by law in most instances to refund the full amount of the overpayment after becoming aware of it, and failure to do so within requisite time limits imposed by the law could lead to significant fines and penalties being imposed on us. Furthermore, our initial billing of and payments for services that are unsupported by the requisite documentation and satisfaction of any other conditions of payment, regardless of our awareness of the failure at the time of the billing or payment, could expose us to significant fines and penalties. We, and/or certain of our operating companies, could also be subject to exclusion from participation in the Medicare or Medicaid programs in some circumstances as well, in addition to any monetary or other fines, penalties or sanctions that we may incur under applicable federal and/or state law. Our repayment of any such amounts, as well as any fines, penalties or other sanctions that we may incur, could be significant and could have a material and adverse effect on our results of operations and financial condition.

From time to time we are also involved in various external governmental investigations, audits and reviews. Reviews, audits and investigations of this sort can lead to government actions, which can result in the assessment of damages, civil or criminal fines or penalties, or other sanctions, including restrictions or changes in the way we conduct business, loss of licensure or exclusion from participation in government programs. Failure to comply with applicable laws, regulations and rules could have a material and adverse effect on our results of operations and financial condition. Furthermore, becoming subject to these governmental investigations, audits and reviews can also require us to incur significant legal and document production expenses as we cooperate with the government authorities, regardless of whether the particular investigation, audit or review leads to the identification of underlying issues.

As a result of increased post-payment reviews of claims we submit to Medicare for our services, we may incur additional costs and may be required to repay amounts already paid to us.

We are subject to regular post-payment inquiries, investigations and audits of the claims we submit to Medicare for payment for our services. These post-payment reviews have increased as a result of government cost-containment initiatives. These additional post-payment reviews may require us to incur additional costs to respond to requests for records and to pursue the reversal of payment denials, and ultimately may require us to refund amounts paid to us by Medicare that are determined to have been overpaid.

For a further description of this and other laws and regulations involving governmental reimbursements, see "Business—Sources of Revenue" and "—Regulation and Healthcare Reform" in Item 1.

An economic downturn, state budget pressures, sustained unemployment and continued deficit spending by the federal government may result in a reduction in reimbursement and covered services.

An economic downturn, including the consequences of a pandemic, such as COVID-19, could have a detrimental effect on our revenues. Historically, state budget pressures have translated into reductions in state spending. Given that Medicaid outlays are a significant component of state budgets, we can expect continuing cost containment pressures on Medicaid outlays for our services in the states in which we operate. In addition, an economic downturn, coupled with sustained unemployment, may also impact the number of enrollees in managed care programs as well as the profitability of managed care companies, which could result in reduced reimbursement rates.

The existing federal deficit, as well as deficit spending by federal and state governments as the result of adverse developments in the economy or other reasons, can lead to continuing pressure to reduce governmental expenditures for other purposes, including government-funded programs in which we participate, such as Medicare and Medicaid. Such actions in turn may adversely affect our results of operations.

Our debt and financial obligations could adversely affect our financial condition, our ability to obtain future financing, and our ability to operate our business.

We have outstanding debt obligations that could adversely affect our financial condition and limit our ability to successfully implement our business strategy. Furthermore, from time to time, we may need additional financing to support our business and pursue our business strategy, including strategic acquisitions. Our ability to obtain additional financing, if and when required, will depend on investor demand, our operating performance, the condition of the capital markets, and other factors. We cannot provide assurances that additional financing will be available to us on favorable terms when required, or at all.

Our loan agreements contain certain restrictions and requirements that among other things:

- require us to maintain a quarterly fixed charge coverage ratio and minimum working capital ratio;

- limit our ability to obtain additional financing in the future for working capital, capital expenditures and acquisitions, to fund growth or for general corporate purposes;

- limit our future ability to refinance our indebtedness on terms acceptable to us or at all;

- limit our flexibility in planning for or reacting to changes in our business and market conditions or in funding our strategic growth plan; and

- impose on us financial and operational restrictions.

Our ability to meet our debt service obligations will depend on our future performance, which will be affected by the other risk factors described herein. If we do not generate enough cash flow to pay our debt service obligations, we may be required to refinance all or part of our existing debt, sell our assets, borrow more money or raise equity. There is no guarantee that we will be able to take any of these actions on a timely basis, on terms satisfactory to us, or at all.

If we fail to satisfy our debt service obligations or the other restrictions and requirements in our loan agreements, we could be in default. Unless cured or waived, a default would permit lenders to accelerate the maturity of the debt under the credit agreement and to foreclose upon the collateral securing the debt.

Our outstanding loans bear interest at variable rates. In response to the variable rates, we entered into an interest rate swap agreement. We are exposed to certain market risks during the ordinary course of business due to adverse changes in interest rates. The exposure to interest rate risk primarily results from our variable-rate borrowing. Fluctuations in interest rates can be volatile and the Company's risk management activities do not eliminate these risks. In May 2022, we entered into an interest rate swap agreement to manage these risks. While intended to reduce the effects of fluctuations in these prices and rates, these transactions may limit our potential gains or expose us to losses. If our counterparties to such transactions or the sponsors fail to honor their obligations due to financial distress, we would be exposed to potential losses or the inability to recover anticipated gains from these transactions.

We depend upon reimbursement by third-party payors.

Substantially all of our revenues are derived from private and governmental third-party payors. In 2022, approximately 62.7% of our revenues were derived collectively from managed care plans, commercial health insurers, workers' compensation payors, and other private pay revenue sources while approximately 37.3% of our revenues were derived from Medicare and Medicaid. Initiatives undertaken by industry and government to contain healthcare costs affect the profitability of our clinics. These payors attempt to control healthcare costs by contracting with healthcare providers to obtain services on a discounted basis. We believe that this trend will continue and may limit reimbursement for healthcare services. If insurers or managed care companies from whom we receive substantial payments were to reduce the amounts they pay for services, our profit margins may decline, or we may lose patients if we choose not to renew our contracts with these insurers at lower rates. In addition, in certain geographical areas, our clinics must be approved as providers by key health maintenance organizations and preferred provider plans. Failure to obtain or maintain these approvals would adversely affect our financial results.

In recent years, through legislative and regulatory actions, the federal government has made substantial changes to various payment systems under the Medicare program. See "Business—Sources of Revenue – Physical Therapy Services" in Item 1 for more information including changes to Medicare reimbursement. Additional reforms or other changes to these payment systems may be proposed or adopted, either by the U.S. Congress or by CMS, including bundled payments, outcomes-based payment methodologies and a shift away from traditional fee-for-service reimbursement. If revised regulations are adopted, the availability, methods and rates of Medicare reimbursements for services of the type furnished at our facilities could change. Some of these changes and proposed changes could adversely affect our business strategy, operations and financial results.

Some of our acquisition agreements contain contingent consideration, the value of which may impact future financial results.

Some of our acquisition agreements include contingent earn-out consideration, the fair value of which is estimated as of the acquisition date based on the present value of the expected contingent payments as determined using weighted probabilities of possible future payments. These fair value estimates contain unobservable inputs and estimates that could materially differ from the actual future results and we cannot predict the ultimate result. The fair value of the contingent earn-out consideration could increase or decrease, as applicable. Changes in the fair value of contingent earn-outs will be reflected in our results of operations in the period in which they are recognized, the amount of which may be material and could cause volatility in our operating results.

One of our acquisition agreements contains a Put Right related to a potential future purchase of a majority interest in a separate company.

One of our acquisition agreements includes a Put Right for the potential future purchase of a majority interest in a separate company at a purchase price which is derived based on a specified multiple of the separate company's historical earnings. The exercise of the Put Right is outside of our control. In the event the Put Right is triggered, we are required to purchase the aforementioned equity interest at a calculated purchase price. The resulting purchase price may be greater than the fair value of such equity interests at the time, and we may or may not have the capital necessary to satisfy such contractual purchase obligation, in which case we could be in breach.

Impact on the business and cash reserves resulting from retirement or resignation of key partners and resulting purchase of their non-controlling interests (minority interests).

As described in Note 6 to our financial statements included in Item 8, the redeemable non-controlling interests in our partnerships are held by our partners. Upon the occurrence of certain events, such as retirement or other termination of employment, partners from acquired partnerships may have the right to exercise a "put" to cause us to purchase their redeemable non-controlling interests. Depending on the amount and timing of the exercise of any "put" rights, the funds required could have an adverse impact on our capital structure.

Healthcare reform legislation may affect our business.

In recent years, many legislative proposals have been introduced or proposed in Congress and in some state legislatures that would affect major changes in the healthcare system, either nationally or at the state level. At the federal level, Congress has continued to propose or consider healthcare budgets that substantially reduce payments under the Medicare programs. See "Business—Sources of Revenue" in Item 1 for more information. The ultimate content, timing or effect of any healthcare reform legislation and the impact of potential legislation on us is uncertain and difficult, if not impossible, to predict. That impact may be material to our business, financial condition or results of operations.

Our operations are subject to extensive regulation.

The healthcare industry is subject to extensive federal, state and local laws and regulations relating to:

- facility and professional licensure/permits, including certificates of need;
- conduct of operations, including financial relationships among healthcare providers, Medicare fraud and abuse, and physician self-referral;
- addition of facilities and services; and
- coding, billing and payment for services.

In recent years, there have been heightened coordinated civil and criminal enforcement efforts by both federal and state government agencies relating to the healthcare industry. We believe we are in substantial compliance with all laws, but differing interpretations or enforcement of these laws and regulations could subject our current practices to allegations of impropriety or illegality or could require us to make changes in our methods of operations, facilities, equipment, personnel, services and capital expenditure programs and increase our operating expenses. If we fail to comply with these extensive laws and government regulations, we could become ineligible to receive government program reimbursement, suffer civil or criminal penalties or be required to make significant changes to our operations. In addition, we could be forced to expend considerable resources responding to an investigation or other enforcement action under these laws or regulations. For a more complete description of certain of these laws and regulations, see "Business—Regulation and Healthcare Reform" and "Business—Compliance Program" in Item 1.

Both federal and state regulatory agencies inspect, survey and audit our facilities to review our compliance with these laws and regulations. While our facilities intend to comply with the existing licensing, Medicare certification requirements and accreditation standards, there can be no assurance that these regulatory authorities will determine that all applicable requirements are fully met at any given time. A determination by any of these regulatory authorities that a facility is not in compliance with these requirements could lead to the imposition of requirements that the facility takes corrective action, assessment of fines and penalties, or loss of licensure or Medicare certification of accreditation. These consequences could have an adverse effect on us.

Our operations are subject to investigations, legal actions and proceedings that could result in an adverse impact on our business and financial position.

Healthcare providers are subject to investigations, legal actions and proceedings, as well as lawsuits under the qui tam provisions of the federal False Claims Act, based on claims that the provider failed to comply with applicable laws and regulations that govern coding and the submission of claims for services provided to Medicare patients, among other things. These matters can involve significant costs, monetary damages and penalties. We have been subject to these proceedings in the past, and future proceedings could result in an adverse impact on our business and financial results.

We face inspections, reviews, audits and investigations under federal and state government programs and contracts. These audits could have adverse findings that may negatively affect our business.

As a result of our participation in the Medicare and Medicaid programs, we are subject to various governmental inspections, reviews, audits and investigations to verify our compliance with these programs and applicable laws and regulations. Managed care payors may also reserve the right to conduct audits. An adverse inspection, review, audit or investigation could result in:

- refunding amounts we have been paid pursuant to the Medicare or Medicaid programs or from managed care payors;

- state or federal agencies imposing fines, penalties and other sanctions on us;

- temporary suspension of payment for new patients to the facility or agency;

- decertification or exclusion from participation in the Medicare or Medicaid programs or one or more managed care payor networks;

- the imposition of a new Corporate Integrity Agreement;

- damage to our reputation;

- the revocation of a facility's or agency's license; and

- loss of certain rights under, or termination of, our contracts with managed care payors.

If adverse inspections, reviews, audits or investigations occur and any of the results noted above occur, it could have a material adverse effect on our business and operating results.

Our facilities are subject to extensive federal and state laws and regulations relating to the privacy of individually identifiable information.

HIPAA required the HHS to adopt standards to protect the privacy and security of individually identifiable health-related information. The department released final regulations containing privacy standards in 2000 and published revisions to the final regulations in 2002. The privacy regulations extensively regulate the use and disclosure of individually identifiable health-related information. The regulations also provide patients with significant rights related to understanding and controlling how their health information is used or disclosed. The security regulations require healthcare providers to implement administrative, physical and technical practices to protect the security of individually identifiable health information that is maintained or transmitted electronically. HITECH, which was signed into law in 2009, enhanced the privacy, security and enforcement provisions of HIPAA by, among other things establishing security breach notification requirements, allowing enforcement of HIPAA by state attorneys general, and increasing penalties for HIPAA violations. Violations of HIPAA or HITECH could result in civil or criminal penalties.

In addition to HIPAA, there are numerous federal and state laws and regulations addressing patient and consumer privacy concerns, including unauthorized access or theft of personal information. State statutes and regulations vary from state to state. Lawsuits, including class actions and action by state attorneys general, directed at companies that have experienced a privacy or security breach also can occur.

We have established policies and procedures in an effort to ensure compliance with these privacy related requirements. However, if there is a breach, we may be subject to various penalties and damages and may be required to incur costs to mitigate the impact of the breach on affected individuals.

In conducting our business, we are required to comply with applicable laws regarding fee-splitting and the corporate practice of medicine.

Some states prohibit the "corporate practice of therapy" that restricts business corporations from providing physical therapy services through the direct employment of therapist physicians or from exercising control over medical decisions by therapists. The laws relating to corporate practice vary from state to state and are not fully developed in each state in which we have facilities. Typically, however, professional corporations owned and controlled by licensed professionals are exempt from corporate practice restrictions and may employ therapists to furnish professional services. Those professional corporations may be managed by business corporations, such as the Company.

Some states also prohibit entities from engaging in certain financial arrangements, such as fee-splitting, with physicians or therapists. The laws relating to fee-splitting also vary from state to state and are not fully developed. Generally, these laws restrict business arrangements that involve a physician or therapist sharing medical fees with a referral source, but in some states, these laws have been interpreted to extend to management agreements between physicians or therapists and business entities under some circumstances.

We believe that our current and planned activities do not constitute fee-splitting or the unlawful corporate practice of medicine as contemplated by these state laws. However, there can be no assurance that future interpretations of such laws will not require structural and organizational modification of our existing relationships with the practices. If a court or regulatory body determines that we have violated these laws or if new laws are introduced that would render our arrangements illegal, we could be subject to civil or criminal penalties, our contracts could be found legally invalid and unenforceable (in whole or in part), or we could be required to restructure our contractual arrangements with our affiliated physicians and other licensed providers.

We are subject to risks associated with public health crises and epidemics/pandemics, such as the novel strain of coronavirus ("COVID-19").

Our operations expose us to risks associated with public health crises and epidemics/pandemics, such as COVID-19 that has spread globally. Since early 2020, the continued spread has led to disruption and volatility in the global capital markets, which increases the cost of, and adversely impacts access to, capital and increases economic uncertainty.

COVID-19 is having, and will continue to have, an adverse impact on our operations and supply chains, including a temporary loss of physical therapists and other employees who are infected or quarantined for a period of time, an increase in cancellations of physical therapy patient appointments and a decline in the scheduling of new or additional patient appointments. Due to these impacts and measures, we have experienced, and will continue to experience, significant and unpredictable impact on employees and reductions and cancellations of our patient visits.

We may be adversely affected by a security breach, such as a cyber-attack, which may cause a violation of HIPAA or HITECH and subject us to potential legal and reputational harm.

In the normal course of business, our information technology systems hold sensitive patient information including patient demographic data and other protected health information, which is subject to HIPAA and

HITECH. We also contract with third-party vendors to maintain and store our patients' individually identifiable health information. Numerous state and federal laws and regulations address privacy and information security concerns resulting from our access to our patient's and employee's personal information.

Our information technology systems and those of our vendors that process, maintain, and transmit such data are subject to computer viruses, cyber-attacks, or breaches. We adhere to policies and procedures designed to ensure compliance with HIPAA and other privacy and information security laws and require our third-party vendors to do so as well. If, however, we or our third-party vendors experience a breach, loss, or other compromise of unsecured protected health information or other personal information, such an event could result in significant civil and criminal penalties, lawsuits, reputational harm, and increased costs to us, any of which could have a material adverse effect on our financial condition and results of operations.

Furthermore, while our information technology systems, and those of our third-party vendors, are maintained with safeguards protecting against cyber-attacks. A cyber-attack that bypasses our information technology security systems, or those of our third-party vendors, could result in a material adverse effect on our business, financial condition, results of operations, or cash flows. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation, or release of protected health information, other confidential data or proprietary business information, operational or business delays resulting from the disruption of information technology systems and subsequent mitigation activities, or regulatory action taken as a result of such incident. We provide our employees training and regular reminders on important measures they can take to prevent breaches. We routinely identify attempts to gain unauthorized access to our systems. However, given the rapidly evolving nature and proliferation of cyber threats, there can be no assurance our training and network security measures or other controls will detect, prevent, or remediate security or data breaches in a timely manner or otherwise prevent unauthorized access to, damage to, or interruption of our systems and operations. Accordingly, we may be vulnerable to losses associated with the improper functioning, security breach, or unavailability of our information systems as well as any systems used in acquired operations.

We depend upon the cultivation and maintenance of relationships with the physicians in our markets.

Our success is dependent upon referrals from physicians in the communities our clinics serve and our ability to maintain good relations with these physicians and other referral sources. Physicians referring patients to our clinics are free to refer their patients to other therapy providers or to their own physician owned therapy practice. If we are unable to successfully cultivate and maintain strong relationships with physicians and other referral sources, our business may decrease and our net operating revenues may decline.

Our business depends upon hiring, training and retaining qualified employees.

Our workforce costs represent our largest operating expense, and our ability to meet our labor needs while controlling labor costs is subject to numerous external factors, including market pressures with respect to prevailing wage rates and unemployment levels. We compete with rehabilitation companies and other businesses for many of our clinical and non-clinical employees, and turnover in these positions can lead to increased training and retention costs, particularly in a competitive labor market. We cannot be assured that we can continue to hire, train and retain qualified employees at current wage rates since we operate in a competitive labor market, and there are currently significant inflationary and other pressures on wages. If we are unable to hire, properly train and retain qualified employees, we could experience higher employment costs and reduced revenues, which could adversely affect our earnings.

We depend upon our ability to recruit and retain experienced physical therapists.

Our revenue generation is dependent upon referrals from physicians in the communities our clinics serve, and our ability to maintain good relations with these physicians. Our therapists are the front line for generating these referrals and we are dependent on their talents and skills to successfully cultivate and maintain strong relationships with these physicians. If we cannot recruit and retain our base of experienced and clinically skilled therapists, our business may decrease and our net operating revenues may decline. Periodically, we have clinics in isolated communities that are temporarily unable to operate due to the unavailability of a therapist who satisfies our standards.

We may also experience increases in our labor costs, primarily due to higher wages and greater benefits required to attract and retain qualified healthcare personnel, and such increases may adversely affect our profitability. Furthermore, while we attempt to manage overall labor costs in the most efficient way, our efforts to manage them may have limited effectiveness and may lead to increased turnover and other challenges.

Failure to maintain effective internal control over our financial reporting could have an adverse effect on our ability to report our financial results on a timely and accurate basis.

We are required to produce our consolidated financial statements in accordance with the requirements of accounting principles generally accepted in the United States of America. Effective internal control over financial reporting is necessary for us to provide reliable financial reports, to help mitigate the risk of fraud and to operate successfully. We are required by federal securities laws to document and test our internal control procedures in order to satisfy the requirements of the Sarbanes-Oxley Act of 2002, which requires annual management assessments of the effectiveness of our internal control over financial reporting.

We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with applicable law, or our independent registered public accounting firm may not be able to issue an unqualified attestation report if we conclude that our internal control over financial reporting is not effective. If we fail to maintain effective internal control over financial reporting, or our independent registered public accounting firm is unable to provide us with an unqualified attestation report on our internal control, we could be required to take costly and time-consuming corrective measures, be required to restate the affected historical financial statements, be subjected to investigations and/or sanctions by federal and state securities regulators, and be subjected to civil lawsuits by security holders. Any of the foregoing could also cause investors to lose confidence in our reported financial information and in us and would likely result in a decline in the market price of our stock and in our ability to raise additional financing if needed in the future.

Our revenues may fluctuate due to weather.

We have a significant number of clinics in states that normally experience snow and ice during the winter months. Also, a significant number of our clinics are located in states along the Gulf Coast and Atlantic Coast which are subject to periodic winter storms, hurricanes and other severe storm systems. Periods of severe weather may cause physical damage to our facilities or prevent our staff or patients from traveling to our clinics, which may cause a decrease in our net operating revenues.

We operate in a highly competitive industry.

We encounter competition from local, regional or national entities, some of which have superior resources or other competitive advantages. Intense competition may adversely affect our business, financial condition or results of operations. For a more complete description of this competitive environment, see "Business—Competition" in Item 1. An adverse effect on our business, financial condition or results of operations may require us to write down goodwill.

We may incur closure costs and losses.

The competitive, economic or reimbursement conditions in our markets in which we operate may require us to reorganize or to close certain clinics. In the event a clinic is reorganized or closed, we may incur losses and closure costs. The closure costs and losses may include, but are not limited to, lease obligations, severance, and write-down or write-off of goodwill and other intangible assets.

Future acquisitions may use significant resources, may be unsuccessful and could expose us to unforeseen liabilities.

As part of our growth strategy, we intend to continue pursuing acquisitions of outpatient physical therapy clinics and industrial injury prevention services businesses. Acquisitions may involve significant cash expenditures, potential debt incurrence and operational losses, dilutive issuances of equity securities and expenses that could have an adverse effect on our financial condition and results of operations. Acquisitions involve numerous risks, including:

- the difficulty and expense of integrating acquired personnel into our business;

- the diversion of management's time from existing operations;

- the potential loss of key employees of acquired companies;

- the difficulty of assignment and/or procurement of managed care contractual arrangements; and

- the assumption of the liabilities and exposure to unforeseen liabilities of acquired companies, including liabilities for failure to comply with healthcare regulations.

Employer and other contracted customers may terminate their relationship with us which could adversely affect the business.

In our industrial injury prevention services business, we perform services for large employers and their employees pursuant to contracts and other services agreement. These contracts and other services agreements are able to be terminated by the employer-clients on little or short notice, and either a breach or termination of those contractual arrangements by such clients could cause operating results to be less than expected. Similarly, in our rehabilitation business, we have management and other services agreements with hospitals, physician groups and other ancillary providers; either a breach or termination of those contractual arrangements by such clients could cause operating results to be less than expected.

Risks related to our common stock

Issuance of shares in connection with financing transactions or under stock incentive plans will dilute current stockholders.

Pursuant to our stock incentive plans, our Compensation Committee of the Board, consisting solely of independent directors, is authorized to grant stock awards to our employees, directors and consultants. Shareholders will incur dilution upon the exercise of any outstanding stock awards or the grant of any restricted stock. In addition, if we raise additional funds by issuing additional common stock, or securities convertible into or exchangeable or exercisable for common stock, further dilution to our existing stockholders will result, and new investors could have rights superior to existing stockholders.

The number of shares of our common stock eligible for future sale could adversely affect the market price of our stock.

At December 31, 2022, we had reserved approximately 185,117 shares for future equity grants. We may issue additional restricted securities or register additional shares of common stock under the Securities Act of 1933, as amended (the ''Securities Act''), in the future. The issuance of a significant number of shares of common stock upon the exercise of stock options or the availability for sale, or sale, of a substantial number of the shares of common stock eligible for future sale under effective registration statements, under Rule 144 or otherwise, could adversely affect the market price of the common stock.

Provisions in our articles of incorporation and bylaws could delay or prevent a change in control of our company, even if that change would be beneficial to our stockholders.

Certain provisions of our articles of incorporation and bylaws may delay, discourage, prevent or render more difficult an attempt to obtain control of our company, whether through a tender offer, business combination, proxy contest or otherwise. These provisions include the charter authorization of ''blank check'' preferred stock and a restriction on the ability of stockholders to call a special meeting.

ITEM 1B. *UNRESOLVED STAFF COMMENTS.*

None

ITEM 2. *PROPERTIES.*

We lease the properties used for our clinics under non-cancelable operating leases with terms ranging from one to five years, with the exception of the property for one clinic which we own. We intend to lease the premises for any new clinic locations except in rare instances where leasing is not a cost-effective alternative. Our typical clinic occupies 1,000 to 7,000 square feet. There are 19 clinics occupying space in the range of over 7,000 square feet to 13,500 square feet.

We also lease our executive offices located in Houston, Texas, under a non-cancelable operating lease expiring in February 2028. We currently lease approximately 44,000 square feet of space (including allocations for common areas) at our executive offices.

ITEM 3. *LEGAL PROCEEDINGS.*

We are a party to various legal actions, proceedings, and claims (some of which are not insured), and regulatory and other governmental audits and investigations in the ordinary course of our business. We cannot predict the ultimate outcome of pending litigation, proceedings, and regulatory and other governmental audits and investigations. These matters could potentially subject us to sanctions, damages, recoupments, fines, and other penalties. The Department of Justice, CMS, or other federal and state enforcement and regulatory agencies may conduct additional investigations related to our businesses in the future that may, either individually or in the aggregate, have a material adverse effect on our business, financial position, results of operations, and liquidity.

Healthcare providers are subject to lawsuits under the qui tam provisions of the federal False Claims Act. Qui tam lawsuits typically remain under seal for some time while the government decides whether or not to intervene on behalf of a private qui tam plaintiff (known as a relator) and take the lead in the litigation. These lawsuits can involve significant monetary damages and penalties and award bounties to private plaintiffs who successfully bring the suits. We have been a defendant in these cases in the past, and may be named as a defendant in similar cases from time to time in the future.

Prior Florida Legal Matter

In 2019, a qui tam lawsuit (''the Complaint'') was filed by a relator on behalf of the United States against the Company and one of our Florida majority-owned subsidiaries (the ''Hale Partnership''). This whistleblower lawsuit was filed in the U.S. District Court for the Southern District of Texas, seeking damages and civil penalties under the federal False Claim Act. The U.S Government declined to intervene in the case and unsealed the Complaint in July 2019. The Complaint alleged that the Hale Partnership engaged in conduct to purposely ''upcode'' its billings for services provided to Medicare patients. The plaintiff-relator also claimed that similar false claims occurred on other days and at other Company-owned partnerships.

In January 2022, the Company entered into a settlement agreement with the plaintiff-relator. In the settlement agreement, the plaintiff-relator released all defendants from liability for all conduct alleged in the Complaint, and the Company admitted no liability or wrongdoing. In connection with the settlement, the Office of the United States Attorney for the Southern District of Texas agreed to a dismissal of the claims against the Hale Partnership and the Company. Under the terms of the settlement, the Company agreed to make aggregate payments to the government, the plaintiff-relator and her counsel of $2.8 million.

ITEM 4. *MINE SAFETY DISCLOSURES.*

Not Applicable.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.*

Our common stock has traded on the New York Stock Exchange ("NYSE") since August 14, 2012 under the symbol "USPH." Prior to that, our common stock was traded on the Nasdaq Global Select Market under the symbol "USPH". As of February 28, 2023, there were 83 holders of record of our outstanding common stock.

DIVIDENDS

On February 21, 2023, our Board of Directors declared a dividend of $0.43 per share which will be paid on April 7, 2023 to shareholders of record as of March 10, 2023. During 2022, we paid a quarterly dividend of $0.41 per quarter, totaling $1.64 per share for the year, which amounted to total aggregate cash payments of dividends to holders of our common stock in 2022 of approximately $21.3 million. During 2021, we paid a quarterly dividend of $0.35 for the first and second quarters and $0.38 per share for each of the third and fourth quarters, totaling $1.46 per share for the year, which amounted to total aggregate cash payments of dividends to holders of our common stock in 2021 of approximately $18.8 million. During 2020, we paid a cash dividend for the first quarter of 2020 of $0.32 per share on all shares of common stock issued and outstanding as of April 17, 2020 which amounted to $4.1 million. We are currently restricted from paying dividends on our common stock in excess of $50,000,000 in any fiscal year on our common stock under the Credit Agreement (as defined in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources").

FIVE YEAR PERFORMANCE GRAPH

The performance graph and related description shall not be deemed incorporated by reference into any filing under the Securities Act or under the Exchange Act, except to the extent that we specifically incorporate this information by reference. In addition, the performance graph and the related description shall not be deemed "soliciting material" or "filed" with the SEC or subject to Regulation 14A or 14C.

On August 14, 2012, our common stock began trading on NYSE. The following performance graph compares the cumulative total stockholder return of our common stock to The NYSE Composite Index and the NYSE Health Care Index for the period from December 31, 2017 through December 31, 2022. The graph assumes that $100 was invested in our common stock and the common stock of each of the companies listed on The NYSE Composite Index and The NYSE Health Care Index on December 31, 2017 and that any dividends were reinvested.

Comparison of Five Years Cumulative Total Return for the Year Ended December 31, 2022



	12/17	12/18	12/19	12/20	12/21	12/22
U.S. Physical Therapy, Inc	100	142	158	167	132	112
NYSE Composite	100	89	109	113	134	119
NYSE Healthcare Index	100	107	127	141	171	165

ITEM 6. *RESERVED.*

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.*

EXECUTIVE SUMMARY

Our reportable segments consist of the physical therapy operations segment and the industrial injury prevention services segment. Through our subsidiaries, we operate outpatient physical therapy clinics that provide pre-and post-operative care for a variety of orthopedic-related disorders and sports-related injuries, treatment for neurological-related injuries and rehabilitation of injured workers. We also have majority interests in companies which are leading providers of industrial injury prevention services ("IIP"). Services provided in these businesses include onsite injury prevention and rehabilitation, performance optimization, post-offer employment testing, functional capacity evaluations and ergonomic assessments. The majority of these services are contracted with and paid for directly by employers, including a number of Fortune 500 companies. Other clients include large insurers and their contractors. These services are performed through Industrial Sports Medicine Professionals, consisting of both physical therapists and specialized certified athletic trainers (ATCs).

During the last three years, we completed the acquisitions of eleven multi-clinic practices and two industrial injury prevention services businesses as detailed below:

Acquisition	Date	% Interest Acquired	Number of Clinics
November 2022 Acquisition	November 30, 2022	80%	13
October 2022 Acquisition	October 31, 2022	60%	14
September 2022 Acquisition	September 30, 2022	80%	2
August 2022 Acquisition	August 31, 2022	70%	6
March 2022 Acquisition	March 31, 2022	70%	6
December 2021 Acquisition	December 31, 2021	75%	3
November 2021 Acquisition	November 30, 2021	70%	*
September 2021 Acquisition	September 30, 2021	100%	*
June 2021 Acquisition	June 30, 2021	65%	8
March 2021 Acquisition	March 31, 2021	70%	6
November 2020 Acquisition	November 30, 2020	75%	3
September 2020 Acquisition	September 30, 2020	70%	**
February 2020 Acquisition	February 27, 2020	65%***	4

———————

*   Industrial injury prevention services business

**   The business includes six management contracts which have been in place for a number of years. As of the date acquired, the contracts had a remaining term of five years.

***   The four clinics are in four separate partnerships. The Company's interest in the four partnerships range from 10.0% to 83.8%, with an overall 65.0% based on the initial purchase transaction.

Besides the multi-clinic acquisitions referenced in the table above, during 2022 and 2021, we purchased the assets and business of three individual physical therapy clinics in separate transactions. The clinics operate as satellite clinics of three of our existing clinic partnerships.

During the year ended December 31, 2022, we sold five clinics and closed eleven clinics. The aggregate sales price was $0.3 million. During the year ended December 31, 2021, we sold two clinics for an aggregate sales price of $0.1 million, and we closed three clinics. During the year ended December 31, 2020, we closed 34 clinics, and we sold 14 previously closed clinics for an aggregate sales price was $1.1 million. Of the total sales price, $0.7 million was paid in cash and $0.4 million in a note receivable which was fully received in June 2022.

We intend to continue to pursue additional acquisition opportunities as well as open new clinics and satellite clinics.

Impact of COVID-19

As previously disclosed in various filings with the Securities and Exchange Commission (the "SEC"), our results were negatively impacted by the effects of the COVID-19 pandemic especially in the years ended December 31, 2021 and 2020. The COVID-19 pandemic continues to evolve, and we cannot predict any future impact on our business, operating results, cash flows and financial condition.

Relief Funds

In March 2020 in response to the COVID-19 pandemic, the federal government approved the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"). The CARES Act provided additional waivers, reimbursement, grants and other funds to assist health care providers during the COVID-19 pandemic, including $100.0 billion in appropriations for the Public Health and Social Services Emergency Fund, also referred to as the Provider Relief Fund, to be used for preventing, preparing, and responding to the coronavirus, and for reimbursing eligible health care providers for lost revenues and health care related expenses that are attributable to COVID-19. For the years ended December 31, 2021 and 2020, we recorded income of approximately $4.6 million and $13.5 million of payments under the CARES Act ("Relief Funds") respectively. Under our accounting policy, these payments were recorded as Other income – Relief Funds. These funds are not required to be repaid upon attestation and compliance with certain terms and conditions, which could change materially based on evolving grant compliance provisions and guidance provided by the U.S. Department of Health and Human Services. Currently, we can attest and comply with the terms and conditions. We will continue to monitor the evolving guidelines and may record adjustments as additional information is released.

Medicare Accelerated and Advance Payment Program ("MAAPP Funds")

The CARES Act allowed for qualified healthcare providers to receive advanced payments under the existing MAAPP funds during the COVID-19 pandemic. Under this program, healthcare providers could choose to receive advanced payments for future Medicare services provided. We applied for and received approval to receive MAAPP Funds from Centers for Medicare & Medicaid Services in April 2020. We recorded the $14.1 million in advance payments received as a liability. During the quarter ended March 31, 2021, we repaid the MAAPP funds of $14.1 million rather than applying them to future services performed.

CRITICAL ACCOUNTING POLICIES

Critical accounting policies are those that have a significant impact on our results of operations and financial position involving significant estimates requiring our judgment. Our critical accounting policies are:

Revenue Recognition.

Revenues are recognized in the period in which services are rendered. Net patient revenue consists of revenues for physical therapy and occupational therapy clinics that provide pre-and post-operative care and treatment for orthopedic related disorders, sports-related injuries, preventative care, rehabilitation of injured workers and neurological-related injuries. Net patient revenue (patient revenues less estimated contractual adjustments – described below) is recognized at the estimated net realizable amounts from third-party payors, patients and others in exchange for services rendered when obligations under the terms of the contract are satisfied. There is an implied contract between us and the patient upon each patient visit. Separate contractual arrangements exist between us and third-party payors (e.g. insurers, managed care programs, government programs, and workers' compensation programs) which establish the amounts the third parties pay on behalf of the patients for covered services rendered. While these agreements are not considered contracts with the customer, they are used for determining the transaction price for services provided to the patients covered by the third-party payors. The payor contracts do not indicate performance obligations for us but indicate reimbursement rates for patients who are covered by those payors when the services are provided. At that time, we are obligated to provide services for the reimbursement rates stipulated in the payor contracts. The execution of the contract alone does not indicate a performance obligation. For self-paying customers, the performance obligation exists when we provide the services at established rates. The difference between our established rate and the anticipated reimbursement rate is accounted for as an offset to revenue—contractual allowance.

Management contract revenue, which is included in other revenue in the consolidated statements of net income, is derived from contractual arrangements whereby we manage a clinic owned by a third party. We do not have any ownership interest in these clinics. Typically, revenues are determined based on the number of visits conducted at the clinic and recognized at the point in time when services are performed. Costs, typically salaries for our employees, are recorded when incurred.

Revenues from the industrial injury prevention services business, which are also included in other revenues in the consolidated statements of net income, are derived from onsite services we provide to clients' employees including injury prevention, rehabilitation, ergonomic assessments and performance optimization. Revenue from the industrial injury prevention services business is recognized when obligations under the terms of the contract are satisfied. Revenues are recognized at an amount equal to the consideration we expect to receive in exchange for providing injury prevention services to our clients. The revenue is determined and recognized based on the number of hours and respective rate for services provided in a given period.

Additionally, other revenue includes services we provide on-site at locations such as schools and industrial worksites for physical or occupational therapy services, athletic trainers and gym membership fees. Contract terms and rates are agreed to in advance between us and the third parties. Services are typically performed over the contract period and revenue is recorded at the point of service. If the services are paid in advance, revenue is recorded as a contract liability over the period of the agreement and recognized at the point in time when the services are performed.

We determine allowances for credit losses based on the specific agings of receivables and payor classifications at each clinic. The provision for credit losses is included in clinic operating costs in the statements of net income. Patient accounts receivable, which are stated at the historical carrying amount net of contractual allowances, write-offs and allowance for credit losses, includes only those amounts we estimate to be collectible.

The following table details the revenue related to the various categories (in thousands):

| | Year Ended | | |
	December 31, 2022	December 31, 2021	December 31, 2020
Net patient revenue.	$464,590	$438,330	$373,340
Other revenue	3,407	2,939	2,020
Net patient revenue from physical therapy operations	$467,997	$441,269	$375,360
Revenue from management contracts	8,095	9,853	8,410
Revenue from industrial injury prevention services	77,052	43,900	39,199
Total revenue.	$553,144	$495,022	$422,969

Contractual Allowances. Contractual allowances result from the differences between the rates charged for services performed and expected reimbursements by both insurance companies and government sponsored healthcare programs for such services. Medicare regulations and the various third-party payors and managed care contracts are often complex and may include multiple reimbursement mechanisms payable for the services provided in our clinics. We estimate contractual allowances based on our interpretation of the applicable regulations, payor contracts and historical calculations. Each month we estimate our contractual allowance for each clinic based on payor contracts and the historical collection experience of the clinic and apply an appropriate contractual allowance reserve percentage to the gross accounts receivable balances for each payor of the clinic. Based on our historical experience, calculating the contractual allowance reserve percentage at the payor level is sufficient to allow us to provide the necessary detail and accuracy with our collectability estimates. However, the services authorized and provided and related reimbursement are subject to interpretation that could result in payments that differ from our estimates. Payor terms are periodically revised necessitating continual review and assessment of the estimates made by management. Our billing systems may not capture the exact change in our contractual allowance reserve estimate from period to period. Therefore, in order to assess the accuracy of our revenues and hence our contractual allowance reserves, our management regularly compares our cash collections to corresponding net revenues measured both in the aggregate and on a clinic-by-clinic basis. In the aggregate, the historical difference between net revenues and corresponding cash collections in any given fiscal year has generally reflected a difference within approximately 1.0% to 1.5% of net revenues. Additionally, analysis of subsequent period's contractual write-offs on a payor basis reflects a difference within approximately 1.0% to 1.5% between the actual aggregate contractual reserve percentage as compared to the estimated contractual allowance reserve percentage associated with the same period end balance. As a result, we believe that a reasonable likely change in the contractual allowance reserve estimate would not be more than 1% to 1.5% of gross billings in accounts receivable at December 31, 2022. For purposes of demonstrating the sensitivity of this estimate on our Company's financial condition, a 1% to 1.5% increase or decrease in our aggregate contractual allowance reserve percentage would decrease or increase, respectively, net patient revenue by approximately $1.4 million to $1.3 million for the year ended December 31, 2022. Management believes the changes in the estimate of the contractual allowance reserve for the periods ended December 31, 2022, 2021 and 2020 have not been material to the statement of income.

The following table sets forth information regarding our patient accounts receivable as of the dates indicated (in thousands):

	December 31,	
	2022	2021
Gross patient accounts receivable	$144,758	$129,524
Less contractual allowances	89,995	80,484
Subtotal - accounts receivable	54,763	49,040
Less allowance for credit losses	2,829	2,768
Net patient accounts receivable	$ 51,934	$ 46,272

The following table presents our patient accounts receivable aging by payor class as of the dates indicated (in thousands):

	December 31, 2022			December 31, 2021		
Payor	Current to 120 Days	120+ Days	Total	Current to 120 Days	120+ Days	Total
Managed Care/ Commercial Plans	$16,439	$ 2,168	$18,607	$13,985	$ 2,381	$16,366
Medicare/Medicaid	15,987	1,657	17,644	13,442	1,636	15,078
Workers Compensation*	5,996	1,341	7,337	5,600	1,312	6,912
Self-pay	4,048	3,338	7,386	4,371	3,316	7,687
Other**	1,463	2,326	3,789	1,168	1,829	2,997
Totals	$43,933	$10,830	$54,763	$38,566	$10,474	$49,040

---

* Workers compensation is paid by state administrators or their designated agents.

** Other includes primarily litigation claims and, to a lesser extent, vehicular insurance claims.

Goodwill

Goodwill represents the excess of the amount paid and fair value of the non-controlling interests over the fair value of the acquired business assets, which include certain identifiable intangible assets. Historically, goodwill has been derived from acquisitions and, prior to 2009, from the purchase of some or all of a particular local management's equity interest in an existing clinic. Effective January 1, 2009, if the purchase price of a non-controlling interest by the Company exceeds or is less than the book value at the time of purchase, any excess or shortfall is recognized as an adjustment to additional paid-in capital.

Goodwill and other indefinite-lived intangible assets are not amortized but are instead subject to periodic impairment evaluations. The fair value of goodwill and other identifiable intangible assets with indefinite lives are evaluated for impairment at least annually and upon the occurrence of certain events or conditions and are written down to fair value if considered impaired. These events or conditions include but are not limited to a significant adverse change in the business environment, regulatory environment, or legal factors; a current period operating, or cash flow loss combined with a history of such losses or a projection of continuing losses; or a sale or disposition of a significant portion of a reporting unit. The occurrence of one of these events or conditions could significantly impact an impairment assessment, necessitating an impairment charge. We evaluate indefinite-lived tradenames in conjunction with our annual goodwill impairment test.

We operate our business through two segments consisting of our physical therapy clinics and our industrial injury prevention services business. For purposes of goodwill impairment analysis, each of our segments is further broken down into reporting units. Reporting units within our physical therapy business comprise of regions primarily based on each clinic's location. In addition to the six regions, in 2022 and 2021, the industrial injury prevention services businesses consisted of two reporting units.

As part of the impairment analysis, we are first required to assess qualitatively if we can conclude whether goodwill is more likely than not impaired. If goodwill is more likely than not impaired, we are then required to complete a quantitative analysis of whether a reporting unit's fair value is less than its carrying amount. In evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, we consider relevant events or circumstances that affect the fair value or carrying amount of a reporting unit. We consider both the income and market approach in determining the fair value of its reporting units when performing a quantitative analysis.

An impairment loss generally would be recognized when the carrying amount of the net assets of a reporting unit, inclusive of goodwill and other identifiable intangible assets, exceeds the estimated fair value of the reporting unit. The evaluation of goodwill in 2021 and 2020 did not result in any goodwill amounts that were deemed impaired.

In 2022, we recorded a charge for goodwill impairment of $9.1 million related to one reporting unit in the industrial injury prevention services business. The impairment is related to a change in the reporting unit's current and projected operating income as well as various inputs based on current market conditions, including the higher interest rate environment.

No impairment was recognized as part of our annual assessment of goodwill for the other seven reporting units.

Redeemable Non-Controlling Interest

The non-controlling interests that are reflected as redeemable non-controlling interest in our consolidated financial statements consist of those owners, including us, that have certain redemption rights, whether currently exercisable or not, and which currently, or in the future, require that we purchase or the owner sell the non-controlling interest held by the owner, if certain conditions are met and the owners request the purchase (''Put Right''). We also have a call right (''Call Right''). The Put Right or Call Right may be triggered by the owner or us, respectively, at such time as both of the following events have occurred: 1) termination of the owner's employment, regardless of the reason for such termination, and 2) the passage of specified number of years after the closing of the transaction, typically three to five years, as defined in the limited partnership agreement. The Put Rights and Call Rights are not automatic (even upon death) and require either the owner or us to exercise our rights when the conditions triggering the Put or Call Rights have been satisfied. The purchase price is derived at a predetermined formula based on a multiple of trailing twelve months earnings performance as defined in the respective limited partnership agreements.

On the date we acquire a controlling interest in a partnership and the limited partnership agreement for such partnerships contains redemption rights not under our control, the fair value of the non-controlling interest is recorded in the consolidated balance sheet under the caption—*Redeemable non-controlling interest*. Then, in each reporting period thereafter until it is purchased by us, the redeemable non-controlling interest is adjusted to the greater of its then current redemption value or initial value, based on the predetermined formula defined in the respective limited partnership agreement. As a result, the value of the non-controlling interest is not adjusted below its initial value. We record any adjustment in the redemption value, net of tax, directly to retained earnings and not in the consolidated statements of income. Although the adjustments are not reflected in the consolidated statements of income, current accounting rules require that we reflect the adjustments, net of tax, in the earnings per share calculation. The amount of net income attributable to redeemable non-controlling interest owners is included in consolidated net income on the face of the consolidated statement of income. We believe the redemption value (i.e. the carrying amount) and fair value are the same.

Non-Controlling Interest

We recognize non-controlling interests, in which we have no obligation but the right to purchase the non-controlling interests, as equity in the consolidated financial statements separate from the parent entity's equity. The amount of net income attributable to non-controlling interests is included in consolidated net income on the face of the consolidated statements of income. Operating losses are allocated to non-controlling interests even when such allocation creates a deficit balance for the non-controlling interest partner. When we purchase a non-controlling interest and the purchase differs from the book value at the time of purchase, any excess or shortfall is recognized as an adjustment to additional paid-in capital.

RESULTS OF OPERATIONS

The defined terms with their respective description used in the following discussion are listed below:

2022 Year . . . . Year ended December 31, 2022
2021 Year . . . . Year ended December 31, 2021
Clinic Additions . . . . Clinics opened or acquired during the year ended December 31, 2022 and 2021
2022 Clinic Additions . . . . . . Clinics opened or acquired during the year ended December 31, 2022
2021 Clinic Additions . . . . . . Clinics opened or acquired during the year ended December 31, 2021
Clinics Additions . . . . Clinics opened or acquired during the year ended December 31, 2022 and 2021
Mature Clinics . . . . Clinics opened or acquired prior to January 1, 2021 and are still operating

Selected Operating and Financial Data

The following table presents selected operating and financial data, used by management as key indicators of our operating performance:

	For the Years Ended December 31,	
	2022	2021
Number of clinics at the end of period	640	591
Working Days	255	254
Average visits per day per clinic	28.7	29.1
Total patient visits	4,483,282	4,219,576
Net patient revenue per visit	$ 103.63	$ 103.88

2022 Compared to 2021

For the 2022 Year, our net income attributable to our shareholders was $32.2 million as compared to $40.8 million for the 2021 Year. In accordance with current accounting guidance, the revaluation of redeemable non-controlling interest, net of taxes, is not included in net income but charged directly to retained earnings; however, the charge for this change is included in the earnings per basic and diluted share calculation. Including the charge for revaluation of redeemable non-controlling interest, net of taxes, the amount is $29.3 million, or earnings per diluted share of $2.25, for the 2022 Year, and $31.1 million, or earnings per diluted share of $2.41 for the 2021 Year. See table below (in thousands, except per share data):

	Year Ended December 31,	
	2022	2021
Computation of earnings per share - USPH shareholders:		
Net income attributable to USPH shareholders	$32,158	$ 40,831
Charges to retained earnings:		
Revaluation of redeemable non-controlling interest	(3,890)	(13,011)
Tax effect at statutory rate (federal and state) of 25.55%	994	3,324
	$29,262	$ 31,144
Earnings per share (basic and diluted)	$ 2.25	$ 2.41

Non-GAAP Measures

Operating Results and Adjusted EBITDA are not measures of financial performance under GAAP. Adjusted EBITDA and Operating Results should not be considered in isolation or as an alternative to, or substitute for, net income attributable to USPH shareholders presented in the consolidated financial statements.

Adjusted EBITDA is defined as net income attributable to our shareholders before interest income, interest expense, taxes, depreciation, amortization, goodwill impairment charges, change in fair value of contingent earn-out consideration, Relief Funds, changes in revaluation of put-right liability, equity-based awards compensation expense, settlement of a legal matter, and related portion for non-controlling interests.

Operating Results, a non-GAAP measure, equals net income attributable to our diluted shareholders per the consolidated statements of income, less a goodwill impairment charge related to the industrial injury prevention services acquisition in November 2021 (''IIP Acquisition''), changes in fair value of contingent consideration, expenses related to executive officer transitions, settlement of a legal matter, and any allocations to non-controlling interests, all net of taxes. Operating Results per diluted share also exclude the impact of the revaluation of redeemable non-controlling interest and the associated tax impact.

The tables (in thousands, except per share data) below reconcile net income attributable to our shareholders calculated in accordance with GAAP to Operating Results and Adjusted EBITDA, non-GAAP measures defined above. We use Operating Results and Adjusted EBITDA, which eliminate certain items described above that can be subject to volatility and unusual costs, as one the principal measures to evaluate and monitor financial performance period over period. We believe that Operating Results and Adjusted EBITDA are useful information for investors to use in comparing the Company's period-to-period results as well as for comparing with other similar businesses since most do not have redeemable instruments and therefore have different equity structures.

See table below for a detailed computation (in thousands, except per share data):

| | Year Ended December 31, | |
	2022	2021*
Computation of earnings per share - USPH shareholders:		
Net income attributable to USPH shareholders	$32,158	$ 40,831
Charges to retained earnings:		
Revaluation of redeemable non-controlling interest	(3,890)	(13,011)
Tax effect at statutory rate (federal and state) of 25.55%	994	3,324
	$29,262	$ 31,144
Earnings per share (basic and diluted)	$ 2.25	$ 2.41
Adjustments:		
Goodwill impairment charge	9,112	—
Change in fair value of contingent earn-out consideration	(2,520)	—
Change in revaluation of put-right liability	5	—
Expenses related to executive officer transitions	—	1,301
Relief Funds	—	(4,597)
Settlement of a legal matter	—	2,635
Allocation to non-controlling interests	(2,734)	676
Revaluation of redeemable non-controlling interest	3,890	13,011
Tax effect at statutory rate (federal and state)	(1,981)	(3,328)
Operating Results (a non-GAAP measure)	$35,034	$ 40,842
Relief Funds	—	4,597
Allocation to non-controlling interests	—	(715)
Tax effect at statutory rate (federal and state) of 25.55%	—	(992)
Operating Results (including Relief Funds) (a non-GAAP measure)	$35,034	$ 43,732
Basic and diluted Operating Results per share (a non-GAAP measure)		
Including Relief Funds	$ 2.70	$ 3.39
Excluding Relief Funds	$ 2.70	$ 3.17
Shares used in computation - basic and diluted	12,985	12,898

	Year Ended December 31,	
	2022	2021*
Net income attributable to USPH shareholders	$32,158	$40,831
Adjustments:		
Depreciation and amortization	14,743	11,591
Goodwill impairment	9,112	—
Change in fair value of contingent earn-out consideration	(2,520)	—
Settlement of a legal matter	—	2,635
Other and interest income	(859)	(199)
Change in revaluation of put-right liability	5	—
Interest expense - debt and other, net	5,779	942
Provision for income taxes	12,164	15,272
Equity-based awards compensation expense	7,264	7,867
Allocation to non-controlling interests	(4,185)	(1,277)
Adjusted EBITDA (a non-GAAP measure)	73,661	77,662
Relief Funds	$ —	$ (4,597)
Allocation to non-controlling interests	—	715
Adjusted EBITDA (excluding Relief Funds) (a non-GAAP measure)	$73,661	$73,780

---

* Revised to conform to current year presentation.

For the 2022 Year, our Adjusted EBITDA, a non-GAAP measure, was $73.7 million, as compared to $73.8 million, excluding Relief Funds for the 2021 Year. Adjusted EBITDA including Relief Funds for the 2022 Year and 2021 Year was $73.7 million and $77.7 million, respectively.

For the 2022 Year, the Company's Operating Results, a non-GAAP measure, was $35.0 million, or $2.70 per diluted share, as compared to $40.8 million (excluding Relief Funds), or $3.17 per diluted share, for the 2021 Year. For the 2021 Year, the Company's Operating Results including Relief Funds was $43.7 million, or $3.39 per diluted share.

Reported total revenue

Reported total revenue for the 2022 Year was $553.1 million, an increase of 11.7% as compared to $495.0 million for the 2021 Year. See table below for a detail of reported total revenue (in thousands):

	For the Year Ended	
	December 31, 2022	December 31, 2021
Revenue related to Mature Clinics	$421,806	$420,093
Revenue related to 2022 Clinic Additions	14,779	—
Revenue related to 2021 Clinic Additions	25,211	12,638
Revenue from clinics sold or closed in 2022	2,794	5,143
Revenue from clinics sold or closed in 2021	—	456
Net patient revenue from physical therapy operations	464,590	438,330
Other revenue	3,407	2,939
Revenue from physical therapy operations	467,997	441,269
Revenue from management contracts	8,095	9,853
Revenue from industrial injury prevention services	77,052	43,900
Total revenue	$553,144	$495,022

Net patient revenue from physical therapy operations

Net patient revenue from physical therapy operations and other revenue from physical therapy operations increased $26.7 million, or 6.1%, to $468.0 million for the 2022 Year from $441.3 million in the 2021 Year. Included in net patient revenue from physical therapy operations are revenues related to clinics sold or closed of

$2.8 million for the 2022 Year and $5.6 million for the 2021 Year. During the 2022 Year, we sold our interest in five clinics and closed eleven clinics. Excluding revenue from the clinics sold or closed, net patient revenue from physical therapy operations was approximately $461.8 million for the 2022 Year and $432.7 million for the 2021 Year, an increase of 5.0%. Revenue related to Mature Clinics increased $1.7 million, or 0.4%, for the 2022 Year compared to the 2021 Year.

The average net patient revenue per visit was $103.63 for the 2022 Year as compared to $103.88 for the 2021 Year, including all clinics operational during such periods. Total patient visits were 4,483,282 for the 2022 Year and 4,219,576 for the 2021 Year, an increase of 6.2%.

Other revenue from physical therapy operations, management contracts and industrial injury prevention services

Other revenue was $3.4 million in the 2022 Year and $2.9 million in the 2021 Year. Revenues from management contracts were $8.0 million in the 2022 Year as compared to $9.9 million in the 2021 Year. IIP services revenue increased 75.5% to $77.1 million for the 2022 Year as compared to $43.9 million for the 2021 Year. The 2022 Year includes revenue of $26.7 million related to the IIP Acquisition, compared to $2.2 million in the 2021 Year.

Operating cost

Total operating cost was $441.1 million for the 2022 Year, or 79.7% of total revenue, as compared to $377.8 million or 76.3% of total revenue for the 2021 Year. Included in operating cost for the 2022 Year was $33.2 million related to Clinic Additions, of which $20.8 million was associated with the 2021 Clinic Additions. Included in operating cost for 2021 was $10.3 million related to 2021 Clinic Additions. Operating cost related to Mature Clinics increased by $16.7 million for the 2022 Year compared to the 2021 Year. Operating cost related to management contracts decreased by $1.9 million in the 2022 Year compared to the 2021 Year. In addition, operating cost related to the industrial injury prevention services business increased by $27.9 million for the comparable period of which $22.4 million related to the industrial injury prevention services acquisition in November 2021. We experienced pressure on labor rates and other costs in the 2022 Year due to the inflationary economic environment.

See table below for a detail of operating cost (in thousands):

	For the Year Ended	
	December 31, 2022	December 31, 2021
Operating cost related to Mature Clinics	$337,606	$320,882
Operating cost related to 2022 Clinic Additions	12,425	74
Operating cost related to 2021 Clinic Additions	20,792	10,299
Operating cost related to clinics sold or closed in 2022	2,810	4,561
Operating cost related to clinics sold or closed in 2021	—	512
Operating cost related to physical therapy operations	373,633	336,328
Operating cost related to management contracts	6,402	8,306
Operating cost related to industrial injury prevention services	61,085	33,206
Total operating cost	$441,120	$377,840

Operating Cost—Salaries and Related Costs

Salaries and related costs increased to $319.2 million for the 2022 Year from $278.5 million in 2021, an increase of $40.7 million, or 14.6%. Included in salaries and related costs related to 2022 Clinic Additions for the 2022 Year was $8.0 million. Salaries and related costs for clinics sold or closed in the 2022 Year and the 2021 Year were $1.8 million and $3.3 million in 2022 and 2021, respectively. Salaries and related costs for Mature Clinics increased $9.2 million in the 2022 Year compared to the 2021 Year. Salaries and related costs for management contracts decreased $1.7 million in the 2022 Year compared to the 2021 Year. Salaries and related costs for the industrial injury prevention services business increased $19.6 million for the comparable periods. Salaries and related costs as a percentage of net revenues were 57.7% for the 2022 Year and 56.3% for the 2021 Year. Salaries and related costs for physical therapy operations were $59.52 per visit in the 2022 Year as compared to $57.20 per visit in the 2021 Year, an increase of $2.32. See table below for a detail of salaries and related costs (in thousands):

	For the Year Ended	
	December 31, 2022	December 31, 2021
Physical therapy operations		
Salaries and related costs related to Mature Clinics	$243,131	$233,951
Salaries and related costs related to 2022 Clinic Additions	8,059	—
Salaries and related costs related to 2021 Clinic Additions	13,688	6,668
Salaries and related costs related to clinics sold or closed in 2022	1,848	3,073
Salaries and related costs related to clinics sold or closed in 2021	—	248
Salaries and related costs related to physical therapy operations	266,726	243,940
Salaries and related costs related to management contracts	5,634	7,316
Salaries and related costs related to industrial injury prevention services	46,831	27,213
Total salaries and related costs	$319,191	$278,469

Operating Cost—Rent, Supplies, Contract Labor and Other

Rent, supplies, contract labor and other costs increased to $116.4 million in the 2022 Year from $94.1 million in the 2021 Year, an increase of $22.3 million, or 23.7%. Included in rent, supplies, contract labor and other costs for 2022 and 2021 related to Clinic Additions was $10.9 million in 2022 and $3.6 million in 2021. Rent, supplies, contract labor and other costs for clinics related to partnership interests closed or sold in 2022 and 2021 were $0.9 million and $1.7 million, respectively. Rent, supplies, contract labor and other costs related to Mature Clinics increased by $7.8 million in the 2022 Year compared to the 2021 Year. Rent, supplies, contract labor and other costs as a percent of net revenues was 21.0% for 2022 and 19.0% for 2021. Rent, supplies, contract labor and other costs for physical therapy operations were $19.53 per visit in 2022 as compared to $18.77 per visit in 2021, an increase of $0.78 per visit. See table below for a detail of rent, supplies, contract labor and other costs (in thousands):

	For the Year Ended	
	December 31, 2022	December 31, 2021
Physical therapy operations		
Rent, supplies, contract labor and other costs related to Mature Clinics	$ 89,534	$81,750
Rent, supplies, contract labor and other costs related to 2022 Clinic Additions	4,167	71
Rent, supplies, contract labor and other costs related to 2021 Clinic Additions	6,777	3,539
Rent, supplies, contract labor and other costs related to clinics sold or closed in 2022	868	1,422
Rent, supplies, contract labor and other costs related to clinics sold or closed in 2021	—	301
Total Physical therapy operations	101,346	87,083
Rent, supplies, contract labor and other costs related to physical therapy management contracts	768	990
Rent, supplies, contract labor and other costs related to industrial injury prevention services	14,267	5,993
Total rent, supplies, contract labor and other costs	$116,381	$94,066

Operating Cost—Provision for Credit Losses

The provision for credit losses for net patient receivables was $5.5 million for 2022 and $5.3 million for 2021. As a percentage of net patient revenues, the provision for credit losses was 1.0% for 2022 and 1.1% for 2021. The provision for credit losses at the end of each period is based on a detailed, clinic-by-clinic review of overdue accounts and is regularly reviewed in the aggregate in light of historical experience.

Our provision for credit losses as a percentage of total patient accounts receivable was 5.17% on December 31, 2022, and 5.64% at December 31, 2021.

The average accounts receivable days outstanding was 31 days on December 31, 2022 and 32 days on December 31, 2021. Net patient receivables in the amounts of $5.5 million and $4.6 million were written-off in 2022 and 2021, respectively.

Gross Profit

Gross profit was $112.0 million for 2022, a decrease of $5.2 million, or 4.4% as compared to $117.2 million for 2021. The gross profit percentage was 20.3% of total revenue for 2022 as compared to 23.7% for 2021. The gross profit percentage for our physical therapy operations was 20.2% for 2022 as compared to 23.8% for 2021. The gross profit percentage on management contracts was 20.9% for 2022 as compared to 15.7% for 2021. The gross profit percentage for industrial injury prevention services was 20.7% for 2022 as compared to 24.4% for 2021. Gross profit in the 2022 Year was affected by pressure on labor rates and other costs due to the inflationary economic environment. The IIP margin in 2022 was impacted by the lower margin profile of the IIP Acquisition. The table below details the gross profit (in thousands):

	For the Year Ended	
	December 31, 2022	December 31, 2021
Physical therapy operations.	$ 94,364	$104,941
Management contracts.	1,693	1,547
Industrial injury prevention services.	15,967	10,694
Gross profit	$112,024	$117,182

Goodwill Impairment

In 2022, we recorded a charge for goodwill impairment of $9.1 million related to the IIP Acquisition. The impairment is related to a change in the IIP Acquisition's current and projected operating income as well as various inputs based on current market conditions, including the higher interest rate environment.

Corporate Office Costs

Corporate office costs were $46.1 million for 2022 compared to $46.5 million for 2021. Corporate office costs were 8.3% of total revenue for 2022 as compared to 9.4% for 2021. The decrease was primarily due to lower estimated bonus expense in 2022 as compared to 2021.

Operating Income

Operating income for 2022 was $56.8 million, and $70.6 million for 2021. Operating income as a percentage of total revenue was 10.3% for 2022 as compared to 14.3% for 2021.

Change in fair value of contingent earn-out consideration

We revalued contingent earn-out consideration related to some of our acquisitions resulting in the elimination of $2.5 million of liabilities previously booked in 2022.

Equity in earnings of unconsolidated affiliate

Through a subsidiary, we have a 49% joint venture interest in a company which provides physical therapy services for patients at hospitals. Since we are deemed to not have a controlling interest in the joint venture, our investment is accounted for using the equity method of accounting. The investment balance of this joint venture as of December 31, 2022, is $12.1 million. For 2022, we recognized income of $1.2 million on this joint venture.

Change in Revaluation of Put-Right Liability

For the 2022 Year, the valuation of the put-right liability remained relatively the same. The put right relates to the potential future purchase of a company that provides physical therapy and rehabilitation services to hospitals and other ancillary providers in a distinct market area. The owners have the right to put this transaction to us in approximately five years from November 2021 with such right having a $3.5 million value as of both December 31, 2022 and 2021, as reflected on our consolidated balance sheet in Other long-term liabilities. The value of this right will continue to be adjusted in future periods, as appropriate.

Other and interest income

Other and interest income amounted to $0.9 million primarily derived from a gain of $0.6 million from the sales of various clinics during the 2022 Year. Other and interest income was $0.2 million in the 2021 Year.

Interest Expense—Debt and Other, net

Interest expense—debt, net and other primarily from the $150 million term loan and revolving credit facility entered into in June 2022, details of which are disclosed in Note 10 to our financial statements included in Item 8, amounted to $5.8 million mostly due to higher borrowings. See discussion of Other Comprehensive Income below. Interest expense, primarily from our revolving line of credit, was $0.9 million for the 2021 Year.

Provision for Income Taxes

The provision for income tax was $12.2 million for 2022 and $15.3 million for 2021. The provision for income tax as a percentage of income before taxes less net income attributable to non-controlling interest (effective tax rate) was 27.4% for 2022 and 27.2% for 2021. See table below ($ in thousands):

	For the Year Ended	
	December 31, 2022	December 31, 2021
Income before taxes	$ 55,571	$ 73,196
Less: net income attributable to non-controlling interest:		
Redeemable non-controlling interest - temporary equity	(6,902)	(11,358)
Non-controlling interest - permanent equity	(4,347)	(5,735)
	$(11,249)	$(17,093)
Income before taxes less net income attributable to non-controlling interest	$ 44,322	$ 56,103
Provision for income taxes	$ 12,164	$ 15,272
Percentage	27.4%	27.2%

Net Income Attributable to Non-controlling Interest

Net income attributable to redeemable non-controlling interest (temporary equity) was $6.9 million for 2022 and $11.4 million for 2021. Net income attributable to non-controlling interest (permanent equity) was $4.3 million for 2022 and $5.7 million for 2021. During 2022, $2.7 million of the goodwill impairment charge related to redeemable non-controlling interest (temporary equity).

Other Comprehensive Income

We entered into an interest rate swap agreement in May 2022, which became effective on June 30, 2022. The maturity date of the swap agreement is June 30, 2027. It has a $150 million notional value adjusted concurrently with scheduled principal payments made on the term loan. Beginning in July 2022, we pay a fixed one-month Secured Overnight Financing Rate (''SOFR'') of interest of 2.815%. The total interest rate in any period also includes an applicable margin based on the Company's consolidated leverage ratio. In the 2022 Year, our interest rate including the applicable margin was 4.665%. Unrealized gains and losses related to the fair value of the interest rate swap are recorded to accumulated other comprehensive income (loss), net of tax. The fair value of the interest rate swap at December 31, 2022, was $5.4 million, which has been included within Other assets (current and long term) in the accompanying Consolidated Balance Sheet. The impact of the interest rate swap on the accompanying Consolidated Statements of Comprehensive Income was an unrealized gain of $4.0 million, net of tax, for the 2022 Year.

LIQUIDITY AND CAPITAL RESOURCES

We believe that our business has sufficient cash to allow us to meet our short-term cash requirements. On December 31, 2022, and December 31, 2021, we had $31.6 million and $28.6 million, respectively, in cash and cash equivalents. We believe that our cash and cash equivalents and availability under our Credit Facilities are sufficient to fund the working capital needs of our operating subsidiaries through at least December 31, 2023.

Cash and cash equivalents increased by $3.0 million from December 31, 2021, to December 31, 2022. During the 2022 Year, $58.5 million was provided by operations and $65.1 million, net of payments, was provided by proceeds on our Credit Agreement (described below). The major uses of cash for investing and financing activities included: distributions to non-controlling interests inclusive of those classified as redeemable non-controlling interest ($15.3 million), dividends paid to our shareholders ($21.3 million), purchase of non-controlling interest ($74.8 million), and purchase of fixed assets ($8.2 million).

On June 17, 2022, we entered into the Third Amended and Restated Credit Agreement (the "Credit Agreement") among Bank of America, N.A., as administrative agent ("Administrative Agent") and the lenders from time-to-time party thereto.

The Credit Agreement, which matures on June 17, 2027, provides for loans in an aggregate principal amount of $325 million. Such loans will be available through the following facilities (collectively, the "Senior Credit Facilities"):

1) Revolving Facility: $175 million, five-year, revolving credit facility ("Revolving Facility"), which includes a $12 million sublimit for the issuance of standby letters of credit and a $15 million sublimit for swingline loans (each, a "Swingline Loan").

2) Term Facility: $150 million term loan facility (the "Term Facility"). The Term Facility amortizes in quarterly installments of: (a) 0.625% in each of the first two years, (b) 1.250% in the third and fourth year, and (c) 1.875% in the fifth year of the Credit Agreement. The remaining outstanding principal balance of all term loans is due on the maturity date.

The proceeds of the Revolving Facility have been and shall continue to be used by us for working capital and other general corporate purposes of our Company and its subsidiaries, including to fund future acquisitions and invest in growth opportunities. The proceeds of the Term Facility were used by us to refinance the indebtedness outstanding under the Second Amended and Restated Credit Agreement, to pay fees and expenses incurred in connection with the loan facilities transactions, for working capital and other general corporate purposes.

We will be permitted to increase the Revolving Facility and/or add one or more tranches of term loans in an aggregate amount not to exceed the sum of (i) $100 million plus (ii) an unlimited additional amount, provided that (in the case of clause (ii)), after giving effect to such increases, the pro forma Consolidated Leverage Ratio (as defined in the Credit Agreement) would not exceed 2.0:1.0, and the aggregate amount of all incremental increases under the Revolving Facility does not exceed $50,000,000.

The interest rates per annum applicable to the Senior Credit Facilities (other than in respect of Swingline Loans) will be Term SOFR as defined in the agreement plus an applicable margin or, at our option, an alternate base rate plus an applicable margin. Currently, our interest rate including the applicable margin is 4.665%. Interest is payable at the end of the selected interest period but no less frequently than quarterly and on the date of maturity.

We will also pay to the Administrative Agent, for the account of each lender under the Revolving Facility, a commitment fee equal to the actual daily excess of each lender's commitment over its outstanding credit exposure under the Revolving Facility ("unused fee"). We may prepay and/or repay the revolving loans and the term loans, and/or terminate the revolving loan commitments, in whole or in part, at any time without premium or penalty, subject to certain conditions.

The Credit Agreement contains customary covenants limiting, among other things, the incurrence of additional indebtedness, the creation of liens, mergers, consolidations, liquidations and dissolutions, sales of assets, dividends, and other payments in respect of equity interests, acquisitions, investments, loans and guarantees, subject, in each case, to customary exceptions, thresholds and baskets. The Credit Agreement includes certain financial covenants which include the Consolidated Fixed Charge Coverage Ratio and the Consolidated Leverage Ratio, as defined in the Credit Agreement. The Credit Agreement also contains customary events of default.

Our obligations under the Credit Agreement are guaranteed by our wholly owned material domestic subsidiaries (each, a "Guarantor"), and our obligations and any Guarantors are secured by a perfected first priority security interest in substantially all of our existing and future personal property and each Guarantor, subject to certain exceptions.

In May 2022, we entered into an interest rate swap agreement, effective on June 30, 2022, with Bank of America, N.A, which became effective on June 30, 2022. It has a $150 million notional value adjusted concurrently with schedule principal payments made on the term loan, and has a maturity date of June 30, 2027. Beginning in July 2022, we receive 1-month SOFR, and pay a fixed rate of interest of 2.815% on 1-month SOFR on a quarterly basis. The total interest rate in any period also includes an applicable margin based on our consolidated leverage ratio. In connection with the swap, no cash was exchanged between us and the counterparty.

We designated its interest rate swap as a cash flow hedge and structured it to be highly effective. Consequently, unrealized gains and losses related to the fair value of the interest rate swap are recorded to accumulated other comprehensive income (loss), net of tax.

On December 31, 2022, $150.0 million was outstanding on the Term Loan and the Revolving Facility remains available resulting in $175.0 million of availability. As of December 31, 2022, we were in compliance with all of the covenants thereunder. Through the date of this report, we have drawn $31.0 million on the Revolving Facility.

On November 30, 2022, we acquired an 80% interest in a thirteen-clinic physical therapy practice. The practice's owners retained 20% of the equity interests. The purchase price for the 80% equity interest was approximately $25.0 million, of which $24.2 million was paid in cash and $0.8 million in the form of a note payable. The note accrues interest at 7.0% per annum and the principal and interest are payable on November 30, 2024.

On October 31, 2022, we acquired an 60% interest in a fourteen-clinic physical therapy practice. The practice's owners retained 40% of the equity interests. The purchase price for the 60% equity interest was approximately $19.5 million, with a potential additional amount to be paid at a later date based on the performance of the business. This contingent consideration had a fair value of $8.3 million on December 31, 2022. The fair value of this contingent consideration will be adjusted quarterly based on certain criteria and market inputs.

On September 30, 2022, we acquired an 80% interest in a two-clinic physical therapy practice. The practice's owners retained 20% of the equity interests. The purchase price for the 80% equity interest was approximately $4.2 million, of which $3.9 million was paid in cash and $0.3 million in the form of a note payable. The note accrues interest at 5.5% per annum and the principal and interest are payable on September 30, 2024.

On August 31, 2022, we acquired a 70% interest in a six-clinic physical therapy practice. The practice's owners retained 30% of the equity interests. The purchase price for the 70% equity interest was approximately $3.5 million, of which $3.3 million was paid in cash and $0.2 million in the form of a note payable. The note accrues interest at 5.5% per annum and the principal and interest are payable on August 31, 2024.

On March 31, 2022, we acquired a 70% interest in a six-clinic physical therapy practice. The practice's owners retained 30% of the equity interests. The purchase price for the 70% equity interest was approximately $11.5 million, of which $11.2 million was paid in cash and $0.3 million is in the form of a note payable. The note accrues interest at 3.5% per annum and the principal and interest are payable on March 31, 2024.

On December 31, 2021, we acquired a 75% interest in a three-clinic physical therapy practice with the practice founder retaining 25%. The purchase price for the 75% interest was approximately $3.7 million, of which $3.5 million was paid in cash and $0.2 million in the form of a note payable. The note accrues interest at 3.25% per annum and the principal and interest are payable on December 31, 2023.

On November 30, 2021, we acquired approximately 70% interest in a leading provider of industrial injury prevention services. The previous owners retained the remaining interest. The initial purchase price for the 70% equity interest was $63.2 million not inclusive of additional contingent consideration of $2.0 million if certain operational objectives were met, of which $62.2 million was paid in cash, and $1.0 million is in the form of a note payable. The note accrues interest at 3.25% and the principal and interest is payable on November 30, 2023. The Company revalued the contingent earn-out consideration related to the acquisition during the year ended December 31, 2022, resulting in the elimination of the $2.0 million liability previously booked. As part of this transaction, the previous owners have a put right which relates to the potential future purchase of a company that provides physical therapy and rehabilitation services to hospitals and other ancillary providers in a distinct market area. The owners have the right to put this transaction to us in approximately five years from November 2021, with such put right having a fair value of $3.5 million on November 30, 2021. The fair value of this put right remained $3.5 million on December 31, 2022 , as reflected on our consolidated balance sheet in Other long-term liabilities. The value of this right will be adjusted in future periods, as appropriate, with any change in fair value reflected in our consolidated statement of income.

On September 30, 2021, we acquired a company that specializes in return-to-work and ergonomic services, among other offerings. The business generates more than $2.0 million in annual revenue. We acquired the company's assets at a purchase price of approximately $3.3 million (which includes the obligation to pay an amount up to $0.6 million in contingent payment consideration in conjunction with the acquisition if specified future operational objectives are met) and contributed those assets to our IIP subsidiary. The initial purchase price, not inclusive of the $0.6 million contingent payment, was approximately $2.7 million, of which $2.4 million was paid in cash, and $0.3 million is in the form of a note payable. The note accrues interest at 3.25% per annum and the principal and interest are payable on September 30, 2023.

On June 30, 2021, we acquired a 65% interest in an eight-clinic physical therapy practice with the practice founders retaining 35%. The purchase price was approximately $10.3 million, of which $9.0 million was paid in cash, $1.0 million was payable based on the achievement of certain business criteria and $0.3 million is in the form of a note payable. The business criteria were met and accordingly $1.0 million was paid in July 2022. The note accrues interest at 3.25% per annum and the principal and interest are payable on June 30, 2023. Additionally, we have an obligation to pay an additional amount up to $0.8 million in contingent payment consideration in conjunction with the acquisition if specified future operational objectives are met. We recorded acquisition-date fair value of this contingent liability based on the likelihood of the contingent earn-out payment. The earn-out payment will subsequently be remeasured to fair value each reporting date.

On March 31, 2021, we acquired a 70% interest in a five-clinic physical therapy practice with the practice founders retaining 30%. When acquired, the practice was developing a sixth clinic which has been completed. The purchase price for the 70% interest was approximately $12.0 million, of which $11.7 million was paid in cash and $0.3 million is in the form of a note payable. The note accrues interest at 3.25% per annum and the principal and interest are payable on March 31, 2023.

Historically, we have generated sufficient cash from operations to fund our development activities and to cover operational needs. We plan to continue developing new clinics and making additional acquisitions. We have from time to time purchased the non-controlling interests of limited partners in our Clinic Partnerships. We may purchase additional non-controlling interests in the future. Generally, any acquisition or purchase of non-controlling interests is expected to be accomplished using a combination of cash and financing. Any large acquisition would likely require financing.

We make reasonable and appropriate efforts to collect accounts receivable, including applicable deductible and co-payment amounts. Claims are submitted to payors daily, weekly or monthly in accordance with our policy or payor's requirements. When possible, we submit our claims electronically. The collection process is time consuming and typically involves the submission of claims to multiple payors whose payment of claims may be dependent upon the payment of another payor. Claims under litigation and vehicular incidents can take a year or longer to collect. Medicare and other payor claims relating to new clinics awaiting CMS approval initially may not be submitted for six months or more. When all reasonable internal collection efforts have been exhausted, accounts are written off prior to sending them to outside collection firms. With managed care, commercial health plans and self-pay payor type receivables, the write-off generally occurs after the account receivable has been outstanding for 120 days or longer.

We have future obligations for debt repayments, employment agreements and future minimum rentals under operating leases. The obligations as of December 31, 2022 are summarized as follows (in thousands):

	Total	2023	2024	2025	2026	2027	Thereafter
Credit Agreement.	$179,126	3,751	4,687	7,500	9,375	$153,813	$ —
Notes Payable	6,430	4,516	1,914	—	—	—	—
Interest Payable	292	221	71	—	—	—	—
Employee Agreements.	64,311	58,624	5,687	—	—	—	—
Operating Leases	143,740	45,074	35,572	26,440	18,081	10,613	7,960
	$393,899	$112,186	$47,931	$33,940	$27,456	$164,426	$7,960

We generally enter into various notes payable as a means of financing our acquisitions. Our present outstanding notes payable primarily relate to the acquisitions of a business or acquisitions of majority interests in businesses. At December 31, 2022, our remaining outstanding balance on these notes aggregated $6.4 million.

The notes payable for the acquisition of businesses of $6.4 million are payable in 2023 and 2024. Notes are generally payable in equal annual installments of principal over two years plus any accrued and unpaid interest. See above table for a detail of future principal payments. Interest accrues at various interest rates ranging from 3.25% to 7.0% per annum.

The limited partnership agreements, as amended, provide that, upon the triggering events, we have a Call Right and the selling entity or individual has a Put Right for the purchase and sale of the limited partnership interest held by the partner. Once triggered, the Put Right and the Call Right do not expire, even upon an individual partner's death, and contain no mandatory redemption feature. The purchase price of the partner's limited partnership interest upon the exercise of either the Put Right or the Call Right is calculated per the terms of the respective agreements and classified as redeemable non-controlling interest (temporary equity) in our consolidated balance sheets. The fair value of the redeemable non-controlling interest at December 31, 2022 was $167.5 million.

As of December 31, 2022, we have accrued $8.1 million related to credit balances and overpayments due to patients and payors. This amount is expected to be paid in 2023.

From September 2001 through December 31, 2008, our Board of Directors ("Board") authorized us to purchase, in the open market or in privately negotiated transactions, up to 2,250,000 shares of our common stock. In March 2009, the Board authorized the repurchase of up to 10% or approximately 1,200,000 shares of our common stock ("March 2009 Authorization"). Our Amended Credit Agreement permits share repurchases of up to $15,000,000 in the aggregate, subject to compliance with covenants. We are required to retire shares purchased under the March 2009 Authorization.

There is no expiration date for the share repurchase program. As of December 31, 2022, there are currently an additional estimated 185,117 shares (based on the closing price of $81.03 on December 31, 2022) that may be purchased from time to time in the open market or private transactions depending on price, availability and our cash position. We did not purchase any shares of our common stock during the years ended December 31, 2022, and 2021.

We have an investment in a joint venture that is accounted for using the equity method of accounting.

FACTORS AFFECTING FUTURE RESULTS

The risks related to our business and operations include:

- the multiple effects of the impact of public health crises and epidemics/pandemics, such as the novel strain of COVID-19 and its variants, for which the total financial magnitude cannot be currently estimated;

- changes in Medicare rules and guidelines and reimbursement or failure of our clinics to maintain their Medicare certification and/or enrollment status;

- revenue we receive from Medicare and Medicaid being subject to potential retroactive reduction;

- changes in reimbursement rates or payment methods from third party payors including government agencies, and changes in the deductibles and co-pays owed by patients;

- compliance with federal and state laws and regulations relating to the privacy of individually identifiable patient information, and associated fines and penalties for failure to comply;

- competitive, economic or reimbursement conditions in our markets which may require us to reorganize or close certain clinics and thereby incur losses and/or closure costs including the possible write-down or write-off of goodwill and other intangible assets;

- one of our acquisition agreements contains a Put Right related to a future purchase of a majority interest in a separate company;

- the impact of COVID-19 related vaccination and/or testing mandates at the federal, state and/or local level, which could have an adverse impact on staffing, revenue, costs and the results of operations:

- our debt and financial obligations could adversely affect our financial condition, our ability to obtain future financing and our ability to operate our business;

- changes as the result of government enacted national healthcare reform;

- business and regulatory conditions including federal and state regulations;

- governmental and other third party payor inspections, reviews, investigations and audits, which may result in sanctions or reputational harm and increased costs;

- revenue and earnings expectations;

- legal actions, which could subject us to increased operating costs and uninsured liabilities;

- general economic conditions, including but not limited to inflationary and recessionary periods;

- our business depends on hiring, training, and retaining qualified employees

- availability and cost of qualified physical therapists;

- competitive environment in the industrial injury prevention services business, which could result in the termination or non-renewal of contractual service arrangements and other adverse financial consequences for that service line;

- acquisitions, and the successful integration of the operations of the acquired businesses;

- impact on the business and cash reserves resulting from retirement or resignation of key partners and resulting purchase of their non-controlling interest (minority interests);

- maintaining our information technology systems with adequate safeguards to protect against cyber-attacks;

- a security breach of our or our third party vendors' information technology systems may subject us to potential legal action and reputational harm and may result in a violation of the Health Insurance Portability and Accountability Act of 1996 of the Health Information Technology for Economic and Clinical Health Act;

- maintaining clients for which we perform management, industrial injury prevention related services, and other services, as a breach or termination of those contractual arrangements by such clients could cause operating results to be less than expected;

- maintaining adequate internal controls;

- maintaining necessary insurance coverage;

- availability, terms, and use of capital; and

- weather and other seasonal factors.

See also Risk Factors in Item 1A of this Annual Report on Form 10-K.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.*

We maintain an interest rate swap arrangement which is considered a derivative instrument. Our indebtedness as of December 31, 2022, was the outstanding balance of seller notes from our acquisitions of $6.4 million, and an outstanding balance on our Credit Agreement of $179.1 million, which includes a term note with a balance now of $148.1 million and $31.0 million drawn under our Revolving Facility. The Revolving Facility is subject to fluctuating interest rates. A 1% change in the interest rate would yield an additional $0.3 million of interest expense. See Note 10 to our consolidated financial statements included in Item 8.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.*


U.S. PHYSICAL THERAPY, INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND RELATED INFORMATION


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
U.S Physical Therapy, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of U.S Physical Therapy, Inc. (a Nevada corporation) and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and financial statement schedule included under Item 15(a) (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 28, 2023 expressed an unqualified opinion.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Measurement of Patient Revenue Net of Contractual Adjustments

As discussed in Note 2 to the consolidated financial statements, revenues are recognized in the period in which services are rendered. Net patient revenues (patient revenues less estimated contractual adjustments) are recognized at the estimated net realizable amounts from third-party payors, patients and others in exchange for services rendered when obligations under the terms of the contract are satisfied. The Company has agreements with third-party payors that provide for payments at amounts different from its established rates. Each month the Company estimates its contractual adjustment for each clinic based on the terms of third-party payor contracts and the historical collection and write-off experience of the clinic and applies a contractual adjustment reserve percentage to the gross accounts receivable balances. The Company then performs a comparison of cash collections to corresponding net revenues for the prior twelve months. We identified the measurement of contractual adjustments as a critical audit matter.

The principal consideration for our determination that the measurement of contractual adjustments is a critical audit matter is that the estimate requires a high degree of auditor subjectivity in evaluating management's assumptions related to projecting future collection patterns across the various clinic locations.

Our audit procedures related to the Company's measurement of contractual adjustments included the following, among others.

- We tested the design and operating effectiveness of controls relating to billing and cash collections, net rate trend analysis by clinic and cash collections versus net revenue trend analysis.

- For a sample of patient visits, we inspected and compared underlying documents for each transaction, which included gross billing rates and cash collected (net revenue).

- For a sample of patient visits, we traced gross billings and net revenue to net revenue recorded in the general ledger and to each report used in determining and assessing the contractual adjustment calculation.

- We compared cash collections to recorded net revenue over the twelve month period ended December 31, 2022 and again for the twelve month period ended in the first month subsequent to period end, to identify whether there were unusual trends that would indicate that the usage of historical collection patterns would no longer be reasonable to predict future collection patterns.

Goodwill Impairment assessment – fair value of a reporting unit

As discussed in Note 2 to the financial statements, goodwill is tested by the Company's management for impairment at least annually or more frequently if events or circumstances indicate potential impairment. Goodwill is tested for impairment at the reporting unit level. For the year ended December 31, 2022, management prepared a quantitative impairment analysis for a reporting unit included in the industrial injury prevention services segment. The Company engaged a third-party valuation specialist for the estimation of fair values of the reporting unit. We identified the estimation of the fair value of this reporting unit as a critical audit matter.

The principal consideration for our determination that the estimation of the fair value of this reporting unit is a critical audit matter is that there was high estimation uncertainty due to significant judgments with respect to assumptions used to project the future cash flows, including revenue growth rates, EBITDA and EBITDA margins, as well as the discount rate and the valuation methodologies applied by the third-party valuation specialist.

Our audit procedures related to the estimation of the fair value of this reporting unit included the following, among others.

- We tested the design and operating effectiveness of controls over management's review of the assumptions used to project future cash flows, the selection of an appropriate discount rate, and valuation methodologies applied.

- We utilized valuation specialists to evaluate:

  ○ The appropriateness of the methodologies applied,

  ○ the reasonableness of the discount rate, and

  ○ the qualifications of the third-party valuation specialist engaged by the Company based on their credentials and experience.

- We assessed the reasonableness of assumptions applied by management in their future cash flows, including revenue growth rates, EBITDA, and EBITDA margins.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2004.

Houston, Texas
February 28, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
U.S. Physical Therapy, Inc.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of U.S. Physical Therapy, Inc. (a Nevada corporation) and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2022, and our report dated February 28, 2023 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

Houston, Texas

GRANT THORNTON LLP
February 28, 2023

U.S. PHYSICAL THERAPY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31, 2022	December 31, 2021
ASSETS		
Current assets:		
Cash and cash equivalents.	$ 31,594	$ 28,567
Patient accounts receivable, less allowance for credit losses of $2,829 and $2,768, respectively	51,934	46,272
Accounts receivable - other	16,671	16,144
Other current assets	11,067	4,183
Total current assets	111,266	95,166
Fixed assets:		
Furniture and equipment	62,074	58,743
Leasehold improvements	42,877	39,194
Fixed assets, gross	104,951	97,937
Less accumulated depreciation and amortization.	80,203	74,958
Fixed assets, net	24,748	22,979
Operating lease right-of-use assets.	103,004	96,427
Investment in unconsolidated affiliate	12,131	12,215
Goodwill	494,101	434,679
Other identifiable intangible assets, net	108,755	86,382
Other assets	4,149	1,578
Total assets.	$858,154	$749,426
LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST, USPH SHAREHOLDERS' EQUITY AND NON-CONTROLLING INTEREST		
Current liabilities:		
Accounts payable - trade.	$ 3,300	$ 3,268
Accounts payable - due to seller of acquired business.	3,204	3,203
Accrued expenses.	37,413	45,705
Current portion of operating lease liabilities.	33,709	30,475
Current portion of term loan and notes payable	7,863	830
Total current liabilities	85,489	83,481
Notes payable, net of current portion.	1,913	3,587
Revolving line of credit	31,000	114,000
Term Loan, net of current portion and deferred financing costs.	142,918	—
Deferred taxes	21,303	14,385
Operating lease liabilities, net of current portion.	77,934	74,185
Other long-term liabilities	13,029	7,345
Total liabilities	373,586	296,983
Redeemable non-controlling interest - temporary equity	167,515	155,262
Commitments and Contingencies		
U.S. Physical Therapy, Inc. ("USPH") shareholders' equity:		
Preferred stock, $0.01 par value, 500,000 shares authorized, no shares issued and outstanding.	—	—
Common stock, $0.01 par value, 20,000,000 shares authorized, 15,216,326 and 15,126,160 shares issued, respectively.	152	151
Additional paid-in capital	110,317	102,688
Accumulated other comprehensive gain	4,004	—
Retained earnings.	232,948	224,395
Treasury stock at cost, 2,214,737 shares.	(31,628)	(31,628)
Total USPH shareholders' equity	315,793	295,606
Non-controlling interest - permanent equity	1,260	1,575
Total USPH shareholders' equity and non-controlling interest - permanent equity.	317,053	297,181
Total liabilities, redeemable non-controlling interest, USPH shareholders' equity and non-controlling interest - permanent equity	$858,154	$749,426

See notes to consolidated financial statements.

U.S. PHYSICAL THERAPY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

	Year Ended		
	December 31, 2022	December 31, 2021	December 31, 2020
Net patient revenue	$464,590	$438,330	$373,340
Other revenue	88,554	56,692	49,629
Net revenue	553,144	495,022	422,969
Operating cost:			
Salaries and related costs	319,191	278,469	235,629
Rent, supplies, contract labor and other	116,381	94,066	88,267
Provision for credit losses	5,548	5,305	4,623
Total operating cost	441,120	377,840	328,519
Gross profit	112,024	117,182	94,450
Goodwill impairment	9,112	—	—
Corporate office costs	46,111	46,533	42,037
Operating income	56,801	70,649	52,413
Other income and expense			
Relief Funds	—	4,597	13,501
Gain on sale of partnership interest and clinics	—	—	1,091
Settlement of a legal matter	—	(2,635)	—
Resolution of a payor matter	—	1,216	—
Change in fair value of contingent earn-out consideration	2,520	—	—
Equity in earnings of unconsolidated affiliate	1,175	112	—
Interest and other income, net	859	199	142
Change in revaluation of put-right liability	(5)	—	—
Interest expense - debt and other	(5,779)	(942)	(1,634)
Total other income and expense	(1,230)	2,547	13,100
Income before taxes	55,571	73,196	65,513
Provision for income taxes	12,164	15,272	13,022
Net income	43,407	57,924	52,491
Less: net income attributable to non-controlling interest:			
Redeemable non-controlling interest - temporary equity	(6,902)	(11,358)	(11,175)
Non-controlling interest - permanent equity	(4,347)	(5,735)	(6,122)
	(11,249)	(17,093)	(17,297)
Net income attributable to USPH shareholders	$ 32,158	$ 40,831	$ 35,194
Basic and diluted earnings per share attributable to USPH shareholders	$ 2.25	$ 2.41	$ 2.48
Shares used in computation - basic and diluted	12,985	12,898	12,835
Dividends declared per common share	$ 1.64	$ 1.46	$ 0.32

See notes to consolidated financial statements.

U.S. PHYSICAL THERAPY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(IN THOUSANDS, EXCEPT PER SHARE DATA)

	Year Ended		
	December 31, 2022	December 31, 2021	December 31, 2020
Net income	$ 43,407	$ 57,924	$ 52,491
Other comprehensive income			
Unrealized gain on cash flow hedge	5,378	—	—
Tax effect at statutory rate (federal and state) of 25.55%	(1,374)	—	—
Comprehensive income	$ 47,411	$ 57,924	$ 52,491
Comprehensive income attributable to non-controlling interest	(11,249)	(17,093)	(17,297)
Comprehensive income attributable to USPH shareholders	$ 36,162	$ 40,831	$ 35,194

See notes to consolidated financial statements.

U.S. PHYSICAL THERAPY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands)

	U.S. Physical Therapy, Inc.									
	Common Stock		Additional	Accumulated Other	Retained	Treasury Stock		Total Shareholders'	Non-Controlling	
	Shares	Amount	Paid-In Capital	Comprehensive Loss	Earnings	Shares	Amount	Equity	Interests	Total
Balance January 1, 2020	14,989	$150	$87,383	$—	$184,352	(2,215)	$(31,628)	$240,257	$ 1,444	$241,701
Issuance of restricted stock, net of cancellations	77	1	—	—	—	—	—	1	—	1
Revaluation of redeemable non-controlling interest, net of tax	—	—	—	—	(3,415)	—	—	(3,415)	—	(3,415)
Compensation expense - equity-based awards	—	—	7,917	—	—	—	—	7,917	—	7,917
Transfer of compensation liability for certain stock issued pursuant to long-term incentive plans	—	—	486	—	—	—	—	486	—	486
Purchase of partnership interests - non-controlling interest	—	—	—	—	—	—	—	—	(168)	(168)
Sale of non-controlling interest, net of purchases and tax	—	—	(164)	—	—	—	—	(164)	—	(164)
Dividends paid to USPH shareholders	—	—	—	—	(4,110)	—	—	(4,110)	—	(4,110)
Distributions to non-controlling interest partners - permanent equity	—	—	—	—	—	—	—	—	(5,928)	(5,928)
Deferred taxes related to redeeemable non-controlling interest - temporary equity	—	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	(6)	—	—	(6)	—	(6)
Net income attributable to non-controlling interest - permanent equity	—	—	—	—	—	—	—	—	6,122	6,122
Net income attributable to USPH shareholders	—	—	—	—	35,194	—	—	35,194	—	35,194
Balance December 31, 2020	15,066	$151	$95,622	$—	$212,015	(2,215)	$(31,628)	$276,160	$ 1,470	$277,630

	U.S. Physical Therapy, Inc.									
	Common Stock		Additional	Accumulated Other	Retained	Treasury Stock		Total Shareholders'	Non-Controlling	
	Shares	Amount	Paid-In Capital	Comprehensive Gain	Earnings	Shares	Amount	Equity	Interests	Total
Balance Jan 1, 2021	15,066	$151	$ 95,622	$—	$212,015	(2,215)	$(31,628)	$276,160	$ 1,470	$277,630
Issuance of restricted stock, net of cancellations	60	—	—	—	—	—	—	—	—	—
Revaluation of redeemable non-controlling interest, net of tax	—	—	—	—	(9,686)	—	—	(9,686)	—	(9,686)
Compensation expense - equity-based awards	—	—	7,867	—	—	—	—	7,867	—	7,867
Transfer of compensation liability for certain stock issued pursuant to long-term incentive plans	—	—	—	—	—	—	—	—	—	—
Purchase of partnership interests - non-controlling interest	—	—	(918)	—	—	—	—	(918)	(60)	(978)
Sale of non-controlling interest, net of purchases and tax	—	—	96	—	—	—	—	96	2	98
Dividends paid to USPH shareholders	—	—	—	—	(18,765)	—	—	(18,765)	—	(18,765)
Distributions to non-controlling interest partners - permanent equity	—	—	—	—	—	—	—	—	(5,572)	(5,572)
Short swing profit settlement	—	—	20	—	—	—	—	20	—	20
Other	—	—	1	—	—	—	—	1	—	1
Net income attributable to non-controlling interest - permanent equity	—	—	—	—	—	—	—	—	5,735	5,735
Net income attributable to USPH shareholders	—	—	—	—	40,831	—	—	40,831	—	40,831
Balance December 31, 2021	15,126	$151	$102,688	$—	$224,395	(2,215)	$(31,628)	$295,606	$ 1,575	$297,181

See notes to consolidated financial statements.

	U.S. Physical Therapy, Inc.										
	Common Stock		Additional	Accumulated Other	Retained	Treasury Stock		Total Shareholders'	Non-Controlling	
	Shares	Amount	Paid-In Capital	Comprehensive Gain	Earnings	Shares	Amount	Equity	Interests	Total
Balance Jan 1, 2022	15,126	$151	$102,688	$ —	$224,395	(2,215)	$(31,628)	$295,606	$ 1,575	$297,181
Issuance of restricted stock, net of cancellations	90	1	—	—	—	—	—	1	—	1
Revaluation of redeemable non-controlling interest, net of tax	—	—	—	—	(2,896)	—	—	(2,896)	—	(2,896)
Compensation expense - equity-based awards	—	—	7,264	—	—	—	—	7,264	—	7,264
Transfer of compensation liability for certain stock issued pursuant to long-term incentive plans	—	—	707	—	—	—	—	707	—	707
Purchase of partnership interests - non-controlling interest	—	—	(353)	—	—	—	—	(353)	(101)	(454)
Sale of non-controlling interest, net of purchases	—	—	—	—	—	—	—	—	—	—
Dividends paid to USPT shareholders	—	—	—	—	(21,321)	—	—	(21,321)	—	(21,321)
Distributions to non-controlling interest partners - permanent equity	—	—	—	—	—	—	—	—	(5,246)	(5,246)
Deferred taxes related to redeeemable non-controlling interest - temporary equity	—	—	—	—	613	—	—	613	—	613
Other	—	—	11	—	(1)	—	—	10	685	695
Net income attributable to non-controlling interest - permanent equity	—	—	—	—	—	—	—	—	4,347	4,347
Net income attributable to USPH shareholders	—	—	—	—	32,158	—	—	32,158	—	32,158
Other comprehensive gain	—	—	—	4,004	—	—	—	4,004	—	4,004
Balance December 31, 2022	15,216	$152	$110,317	$4,004	$232,948	(2,215)	$(31,628)	$315,793	$ 1,260	$317,053

See notes to consolidated financial statements.

U.S. PHYSICAL THERAPY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended		
	December 31, 2022	December 31, 2021	December 31, 2020
OPERATING ACTIVITIES			
Net income including non-controlling interest and earnings from unconsolidated affiliates, net	$ 43,407	$ 57,924	$ 52,491
Adjustments to reconcile net income including non-controlling interest to net cash provided by operating activities:			
Depreciation and amortization	14,743	11,591	10,533
Provision for credit losses	5,548	5,305	4,623
Equity-based awards compensation expense	7,264	7,867	7,917
Deferred income taxes	4,309	5,688	(258)
Gain on sale of partnership interest	—	—	(1,091)
Derecognition (write-off) of goodwill - closed clinics	—	—	1,859
Change in revaluation of put-right liability	5	—	—
Change in fair value of contingent earn-out consideration	(2,520)	—	—
(Gain) loss on sale of clinics and fixed assets	(643)	—	—
Impairment of Goodwill	9,112	—	—
Earnings in unconsolidated affiliate	(1,175)	(112)	—
Other	(83)	(134)	281
Changes in operating assets and liabilities:			
Increase in patient accounts receivable	(10,279)	(9,417)	899
(Increase) decrease in accounts receivable - other	(307)	(1,538)	1,661
(Decrease) increase in other assets	(5,940)	(633)	4,161
(Decrease) Increase in accounts payable and accrued expenses	(7,755)	4,657	12,427
(Decrease) increase in other long-term liabilities	2,851	(4,792)	4,492
Net cash provided by operating activities	58,537	76,406	99,995
INVESTING ACTIVITIES			
Purchase of fixed assets	(8,248)	(8,201)	(7,639)
Purchase of majority interest in businesses, net of cash acquired	(59,788)	(86,823)	(23,907)
Purchase of redeemable non-controlling interest, temporary equity	(14,987)	(28,465)	(20,385)
Purchase of non-controlling interest, permanent equity	(280)	(1,274)	(238)
Proceeds on sale of partnership interest - redeemable non-controlling interest	402	69	127
Sales of partnership interest, clinics and fixed assets	373	275	839
Distributions from unconsolidated affiliate	1,259	152	—
Sale of non-controlling interest - permanent	—	131	—
Net cash used in investing activities	(81,269)	(124,136)	(51,203)
FINANCING ACTIVITIES			
Distributions to non-controlling interest, permanent and temporary equity	(15,348)	(16,931)	(18,331)
Cash dividends paid to shareholders	(21,321)	(18,765)	(4,110)
Proceeds from revolving line of credit	101,000	316,000	214,000
Proceeds from term loan	150,000	—	—
Payments on revolving line of credit	(184,000)	(218,000)	(244,000)
Payments on term loan	(1,875)	—	—
Principal payments on notes payable	(930)	(4,899)	(1,037)
(Payment) receipt of Medicare Accelerated and Advance Funds	—	(14,054)	14,054
Payment of deferred financing costs	(1,779)	—	—
Other	12	28	2
Net cash provided by (used in) financing activities	25,759	43,379	(39,422)
Net decrease in cash and cash equivalents	3,027	(4,351)	9,370
Cash and cash equivalents - beginning of period	28,567	32,918	23,548
Cash and cash equivalents - end of period	$ 31,594	$ 28,567	$ 32,918

See notes to consolidated financial statements.

	Year Ended		
	December 31, 2022	December 31, 2021	December 31, 2020
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash paid during the period for:			
Income taxes	$7,615	$12,214	$7,677
Interest paid	$5,687	$ 1,352	$1,202
Non-cash investing and financing transactions during the period:			
Purchase of businesses - seller financing portion	$1,574	$ 3,050	$1,121
Notes payable related to purchase of redeemable non-controlling interest, temporary equity	$1,074	$ 1,759	$ 136
Notes payable related to purchase of non-controlling interest, permanent equity	$ 296	$ —	$ 699
Notes receivable related to sale of partnership interest - redeemable non-controlling interest	$1,580	$ 914	$ —
Notes receivable related to sale of partnership interest	$ —	$ —	$ 994

See notes to consolidated financial statements.

U.S. PHYSICAL THERAPY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

1. Organization, Nature of Operations and Basis of Presentation

The consolidated financial statements include the accounts of U.S. Physical Therapy, Inc. and its subsidiaries (the "Company"). All significant intercompany transactions and balances have been eliminated.

The Company operates its business through two reportable business segments. The Company's reportable segments include the physical therapy operations segment and the industrial injury prevention services segment ("IIP"). The Company's physical therapy operations consist of physical therapy and occupational therapy clinics that provide pre-and post-operative care and treatment for orthopedic-related disorders, sports-related injuries, preventive care, rehabilitation of injured workers and neurological injuries. Services provided by the IIP segment include onsite injury prevention and rehabilitation, performance optimization and ergonomic assessments. Prior to the second quarter of 2020, the Company operated as a single segment. All prior year segment information has been reclassified to conform to the current segment presentation. See Note 14 - Segment Information.

During the last three years we completed the acquisitions of eleven multi-clinic practices and two industrial injury prevention businesses as detailed below.

Acquisition	Date	% Interest Acquired	Number of Clinics
November 2022 Acquisition	November 30, 2022	80%	13
October 2022 Acquisition	October 31, 2022	60%	14
September 2022 Acquisition	September 30, 2022	80%	2
August 2022 Acquisition	August 31, 2022	70%	6
March 2022 Acquisition	March 31, 2022	70%	6
December 2021 Acquisition	December 31, 2021	75%	3
November 2021 Acquisition	November 30, 2021	70%	*
September 2021 Acquisition	September 30, 2021	100%	*
June 2021 Acquisition	June 30, 2021	65%	8
March 2021 Acquisition	March 31, 2021	70%	6
November 2020 Acquisition	November 30, 2020	75%	3
September 2020 Acquisition	September 30, 2020	70%	**
February 2020 Acquisition	February 27, 2020	65%***	4

---

*   Industrial injury prevention services business

**   The business includes six management contracts which have been in place for a number of years. As of the date acquired, the contracts had a remaining term of five years.

***   The four clinics are in four separate partnerships. The Company's interest in the four partnerships range from 10.0% to 83.8%, with an overall 65.0% based on the initial purchase transaction.

Physical Therapy Operations

The physical therapy operations segment primarily operates through subsidiary clinic partnerships, in which the Company generally owns a 1% general partnership interest in all the Clinic Partnerships. The Company's limited partnership interests generally range from 65% to 75% (the range is 10% - 99%) in the Clinic Partnerships. The managing therapist of each clinic owns, directly or indirectly, the remaining limited partnership interest in most of the clinics (hereinafter referred to as "Clinic Partnerships"). To a lesser extent, the Company operates some clinics, through wholly-owned subsidiaries, under profit sharing arrangements with therapists (hereinafter referred to as "Wholly-Owned Facilities").

The Company continues to seek to attract for employment physical therapists who have established relationships with physicians and other referral sources, by offering these therapists a competitive salary and incentives based on the profitability of the clinic that they manage. For multi-site clinic practices in which a controlling interest is acquired by the Company, the prior owners typically continue on as employees to manage the clinic operations, retain a non-controlling ownership interest in the clinics and receive a competitive salary for managing the clinic operations. In addition, the Company has developed satellite clinic facilities as part of existing Clinic Partnerships and Wholly-Owned Facilities, with the result that a substantial number of Clinic Partnerships and Wholly-Owned Facilities operate more than one clinic location.

Besides the multi-clinic acquisitions referenced in the table above, during 2022 and 2021, we purchased the assets and business of three and seven physical therapy clinics, respectively, in separate transactions.

During the year ended December 31, 2022, the Company sold five clinics. The aggregate sales price was $0.3 million. During the year ended December 31, 2021, we sold 2 clinics. The aggregate sales price was $0.1 million. During the year ended December 31, 2020, we sold 14 previously closed clinics. The aggregate sales price was $1.1 million of which $0.7 million was paid in cash and $0.4 million in a note receivable due in two equal installments of principal and any accrued interest. The first payment was received in June 2021 and the second payment was received in June 2022.

Clinic Partnerships

For non-acquired Clinic Partnerships, the earnings and liabilities attributable to the non-controlling interests, typically owned by the managing therapist, directly or indirectly, are recorded within the balance sheets and income statements as *non-controlling interest—permanent equity*. For acquired Clinic Partnerships with redeemable non-controlling interests, the earnings attributable to the redeemable non-controlling interests are recorded within the consolidated balance sheets and income statements as *redeemable non-controlling interest—temporary equity*.

Wholly-Owned Facilities

For Wholly-Owned Facilities with profit sharing arrangements, an appropriate accrual is recorded for the amount of profit sharing due the clinic partners/directors. The amount is expensed as compensation and included in clinic operating costs—salaries and related costs. The respective liability is included in current liabilities—*accrued expenses* on the consolidated balance sheets.

Industrial Injury Prevention Services

Services provided in the IIP segment include onsite injury prevention and rehabilitation, performance optimization, post offer employment testing, functional capacity evaluations, and ergonomic assessments. The majority of these services are contracted with and paid for directly by employers, including a number of Fortune 500 companies. Other clients include large insurers and their contractors. The Company performs these services through Industrial Sports Medicine Professionals, consisting of both physical therapists and specialized certified athletic trainers (ATCs).

Impact of COVID-19

Relief Funds

In March 2020 in response to the COVID-19 pandemic, the federal government approved the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"). The CARES Act provided additional waivers, reimbursement, grants and other funds to assist health care providers during the COVID-19 pandemic, including $100.0 billion in appropriations for the Public Health and Social Services Emergency Fund, also referred to as the Provider Relief Fund, to be used for preventing, preparing, and responding to the coronavirus, and for reimbursing eligible health care providers for lost revenues and health care related expenses that are attributable to COVID-19. For the year ended December 31, 2021 and December 31, 2020, the Company recorded income of approximately $4.6 million and $13.5 million of payments respectively, under the CARES Act ("Relief Funds"). Under the Company's accounting policy, these payments were recorded as Other income – Relief Funds. These funds are not required to be repaid upon attestation and compliance with certain terms and conditions, which could change materially based on evolving grant compliance provisions and guidance provided by the U.S. Department of Health and Human Services. Currently, the Company can attest and comply with the terms and conditions. The Company will continue to monitor the evolving guidelines and may record adjustments as additional information is released.

Medicare Accelerated and Advance Payment Program ("MAAPP Funds")

The CARES Act allowed for qualified healthcare providers to receive advanced payments under the existing MAAPP funds during the COVID-19 pandemic. Under this program, healthcare providers could choose to receive advanced payments for future Medicare services provided. The Company applied for and received approval to receive MAAPP Funds from Centers for Medicare & Medicaid Services in April 2020. The Company recorded the $14.1 million in advance payments received as a liability. During the quarter ended March 31, 2021, the Company repaid the MAAPP funds of $14.1 million rather than applying them to future services performed.

2. Significant Accounting Policies

Cash Equivalents

The Company maintains its cash and cash equivalents at financial institutions. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The combined account balances at several institutions typically exceed Federal Deposit Insurance Corporation ("FDIC") insurance coverage and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. Management believes that this risk is not significant.

Long-Lived Assets

Fixed assets are stated at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the related assets. Estimated useful lives for furniture and equipment range from three to eight years and for software purchased from three to seven years. Leasehold improvements are amortized over the shorter of the related lease term or estimated useful lives of the assets, which is generally three to five years.

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

The Company reviews property and equipment and intangible assets with finite lives for impairment upon the occurrence of certain events or circumstances that indicate the related amounts may be impaired. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Goodwill and Other Indefinite-Lived Intangible Assets

Goodwill represents the excess of the amount paid and fair value of the non-controlling interests over the fair value of the acquired business assets, which include certain identifiable intangible assets. Historically, goodwill has been derived from acquisitions and, prior to 2009, from the purchase of some or all of a particular local management's equity interest in an existing clinic. Effective January 1, 2009, if the purchase price of a non-controlling interest by the Company exceeds or is less than the book value at the time of purchase, any excess or shortfall is recognized as an adjustment to additional paid-in capital.

Goodwill and other indefinite-lived intangible assets are not amortized but are instead subject to periodic impairment evaluations. The fair value of goodwill and other identifiable intangible assets with indefinite lives are evaluated for impairment at least annually and upon the occurrence of certain events or conditions and are written down to fair value if considered impaired. These events or conditions include but are not limited to a significant adverse change in the business environment, regulatory environment, or legal factors; a current period operating, or cash flow loss combined with a history of such losses or a projection of continuing losses; or a sale or disposition of a significant portion of a reporting unit. The occurrence of one of these events or conditions could significantly impact an impairment assessment, necessitating an impairment charge. The Company evaluates indefinite-lived tradenames in conjunction with our annual goodwill impairment test.

The Company operates its business through two segments consisting of physical therapy clinics and industrial injury prevention services business. For purposes of goodwill impairment analysis, the segments are further broken down into reporting units. Reporting units within our physical therapy business are comprised of six regions primarily based on each clinic's location. In addition to the six regions, in 2022 and 2021, the industrial injury prevention services businesses consisted of two reporting units.

As part of the impairment analysis, the Company is first required to assess qualitatively if it can conclude whether goodwill is more likely than not impaired. If goodwill is more likely than not impaired, it is then required to complete a quantitative analysis of whether a reporting unit's fair value is less than its carrying amount. In evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company considers relevant events or circumstances that affect the fair value or carrying amount of a reporting unit. The Company considers both the income and market approach in determining the fair value of its reporting units when performing a quantitative analysis.

An impairment loss generally would be recognized when the carrying amount of the net assets of a reporting unit, inclusive of goodwill and other identifiable intangible assets, exceeds the estimated fair value of the reporting unit. The evaluation of goodwill in 2021 and 2020 did not result in any goodwill amounts that were deemed impaired.

In 2022, the Company recorded a charge for goodwill impairment of $9.1 million related to one reporting unit in the industrial injury prevention services business. The impairment is related to a change in the reporting unit's current and projected operating income as well as various market inputs based on current market conditions, including the higher interest rate environment.

No impairment was recognized as a result of our annual assessment of goodwill and tradenames for the other seven reporting units. The Company also noted no impairment to long-lived assets for all reporting units.

The Company will continue to monitor for any triggering events or other indicators of impairment.

Investment in unconsolidated affiliates

Investments in unconsolidated affiliates in which the Company has less than a controlling interest, are accounted for under the equity method of accounting and, accordingly, are adjusted for capital contributions, distributions and the Company's equity in net earnings or loss of the respective joint venture.

Redeemable Non-Controlling Interest

The non-controlling interest that is reflected as redeemable non-controlling interest in the consolidated financial statements consists of those in which the owners and the Company have certain redemption rights, whether currently exercisable or not, and which currently, or in the future, require that the Company purchase or the owner sell the non-controlling interest held by the owner, if certain conditions are met. The purchase price is derived at a predetermined formula based on a multiple of trailing twelve months earnings performance as defined in the respective limited partnership agreements. The redemption rights can be triggered by the owner or the Company at such time as both of the following events have occurred: 1) termination of the owner's employment, regardless of the reason for such termination, and 2) the passage of specified number of years after the closing of the transaction, typically three to five years, as defined in the limited partnership agreement. The redemption rights are not automatic or mandatory (even upon death) and require either the owner or the Company to exercise its rights when the conditions triggering the redemption rights have been satisfied.

On the date the Company acquires a controlling interest in a partnership, and the limited partnership agreement for such partnership contains redemption rights not under the control of the Company, the fair value of the non-controlling interest is recorded in the consolidated balance sheet under the caption—Redeemable non-controlling interests. Then, in each reporting period thereafter until it is purchased by the Company, the redeemable non-controlling interest is adjusted to the greater of its then current redemption value or initial carrying value, based on the predetermined formula defined in the respective limited partnership agreement. As a result, the value of the non-controlling interest is not adjusted below its initial carrying value. The Company records any adjustment in the redemption value, net of tax, directly to retained earnings and are not reflected in the consolidated statements of income. Although the adjustments are not reflected in the consolidated statements of income, current accounting rules require that the Company reflects the adjustments, net of tax, in the earnings per share calculation. The amount of net income attributable to redeemable non-controlling interest owners is included in consolidated net income on the face of the consolidated statements of income. Management believes the redemption value (i.e. the carrying amount) and fair value are the same.

Non-Controlling Interest

The Company recognizes non-controlling interest, in which the Company has no obligation but the right to purchase the non-controlling interest, as permanent equity in the consolidated financial statements separate from the parent entity's equity. The amount of net income attributable to non-controlling interests is included in consolidated net income on the face of the statements of income. Changes in a parent entity's ownership interest in a subsidiary that do not result in deconsolidation are treated as equity transactions if the parent entity retains its controlling financial interest. The Company recognizes a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss is measured using the fair value of the non-controlling equity investment on the deconsolidation date.

When the purchase price of a non-controlling interest by the Company exceeds the book value at the time of purchase, any excess or shortfall is recognized as an adjustment to additional paid-in capital. Additionally, operating losses are allocated to non-controlling interests even when such allocation creates a deficit balance for the non-controlling interest partner.

Revenue Recognition

In May 2014, March 2016, April 2016, and December 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers, ASU 2016-08, Revenue from Contracts with Customers, Principal versus Agent Considerations, ASU 2016-10, Revenue from Contracts with Customers, Identifying Performance Obligations and Licensing, ASU 2016-12, Revenue from Contracts with Customers, Narrow Scope Improvements and Practical Expedients, and ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customer (collectively the "standards"), respectively, which supersede most of the current revenue recognition requirements ("ASC 606"). The core principle of the new guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company implemented the new standards beginning January 1, 2018, using a modified retrospective transition method. The principal change relates to how the new standard requires healthcare providers to estimate the amount of variable consideration to be included in the transaction price up to an amount which is probable that a significant reversal will not occur. The most common forms of variable consideration the Company experiences are amounts for services provided that are ultimately not realizable from a customer. There were no changes to revenues or other revenues upon implementation. Under the new standards, the Company's estimate for unrealizable amounts will continue to be recognized as a reduction to revenue. The bad debt expense historically reported will not materially change.

For ASC 606, there is an implied contract between us and the patient upon each patient visit. Separate contractual arrangements exist between us and third-party payors (e.g. insurers, managed care programs, government programs, workers' compensation) which establish the amounts the third parties pay on behalf of the patients for covered services rendered. While these agreements are not considered contracts with the customer, they are used for determining the transaction price for services provided to the patients covered by the third-party payors. The payor contracts do not indicate performance obligations for us, but indicate reimbursement rates for patients who are covered by those payors when the services are provided. At that time, the Company is obligated to provide services for the reimbursement rates stipulated in the payor contracts. The execution of the contract alone does not indicate a performance obligation. For self-paying customers, the performance obligation exists when we provide the services at established rates. The difference between the Company's established rate and the anticipated reimbursement rate is accounted for as an offset to revenue—contractual allowance. Payments for services rendered are typically due 30 to 120 days after receipt of the invoice.

The following table details the revenue related to the various categories (in thousands).

| | Year Ended | | |
	December 31, 2022	December 31, 2021	December 31, 2020
Net patient revenue	$464,590	$438,330	$373,340
Other revenue	3,407	2,939	2,020
Net patient revenue from physical therapy operations	467,997	441,269	375,360
Revenue from management contracts	8,095	9,853	8,410
Revenue from industrial injury prevention services	77,052	43,900	39,199
Total revenue	$553,144	$495,022	$422,969

Patient revenue

Net patient revenue consists of revenues for physical therapy and occupational therapy clinics that provide pre-and post-operative care and treatment for orthopedic related disorders, sports-related injuries, preventative care, rehabilitation of injured workers and neurological-related injuries. Net patient revenues (patient revenues less estimated contractual adjustments, see – *Contractual Adjustments*, for additional information) are recognized at the estimated net realizable amounts from third-party payors, patients and others in exchange for services rendered when obligations under the terms of the contract are satisfied. There is an implied contract between us and the patient upon each patient visit. Generally, this occurs as the Company provides physical and occupational therapy services, as each service provided is distinct and future services rendered are not dependent on previously rendered services. The Company has agreements with third-party payors that provide for payments to the Company at amounts different from its established rates.

Medicare Reimbursement

The Medicare program reimburses outpatient rehabilitation providers based on the Medicare Physician Fee Schedule ("MPFS"). For services provided in 2017 through 2019, a 0.5% increase was applied to the fee schedule payment rates before applying the mandatory budget neutrality adjustment. For services provided in 2020 through 2025 no adjustment is expected to be applied each year to the fee schedule payment rates, before applying the mandatory budget neutrality adjustment.

In the 2020 MPFS Final Rule, the Centers for Medicare and Medicaid Services ("CMS") revised coding, documentation guidelines, and increased the code values for office/outpatient evaluation and management ("E/M") codes and cuts to other codes to maintain budget neutrality of the MPFS beginning in 2021. Under the 2021 MPFS Final Rule, CMS increased the values for the E/M office visit codes and made cuts to other specialty codes to maintain budget neutrality. As a result, CMS projected a 9% decrease in fee schedule payment rates for therapy services set to take effect in 2021. However, Congress intervened with passage of the Consolidated Appropriations Act, 2021 and reimbursement for the codes applicable to physical/occupational therapy services provided by our clinics received an estimated 3.5% decrease in the aggregate in payment from Medicare in calendar year 2021 as compared to 2020.

In the 2022 MPFS Final Rule, there was to be an approximately 3.75% reduction to Medicare payments for physical/occupational therapy services. This was due to the expiration of the additional funding to the conversion factor provided by Congress in 2021 under the Consolidated Appropriations Act, 2021. However, this reduction was addressed in the Protecting Medicare and American Farmers from Sequester Cuts Act ("2021 Act") signed into law on December 10, 2021. Based on various provisions in the 2021 Act, the Medicare rate reduction for 2022 was approximately 0.75%. The 2021 Act did not address the 15% reduction in Medicare payments for services performed by a physical or occupational therapist assistant, which began on January 1, 2022.

In the 2023 MPFS Proposed Rule published on July 7, 2022, CMS proposed a 4.5% reduction in the Physician Fee Schedule conversion factor. However, this reduction was addressed in the Consolidated Appropriations Act, 2023 ("2023 Act") signed into law on December 29, 2022. The provisions of the 2023 Act increase the conversion factor by 2.5% for 2023 and by 1.25% for 2024. This results in an overall reduction of approximately 2% in the 2023 Physician Fee Schedule conversion factor for 2023.

The Budget Control Act of 2011 increased the federal debt ceiling in connection with deficit reductions over the next ten years and requires automatic reductions in federal spending by approximately $1.2 trillion. Payments to Medicare providers are subject to these automatic spending reductions, subject to a 2% cap. In 2013, a 2% reduction to Medicare payments was implemented. The Bipartisan Budget Act of 2015 extended the 2% reductions to Medicare payments through fiscal year 2025. The Bipartisan Budget Act of 2018 extends the 2% reductions to Medicare payments through fiscal year 2027. The CARES Act suspended the 2% payment reduction to Medicare payments for dates of service from May 1, 2020, through December 31, 2020, and the Consolidated Appropriations Act, 2021 further suspended the 2% payment reduction through March 2021. In April 2021, additional legislation was enacted that waived the 2% payment reduction for the remainder of calendar 2021. The 2021 Act included a three-month extension of the 2% sequester relief applied to all Medicare payments through March 2022, followed by three months of 1% sequester relief through June 30, 2022. Sequester relief ended on June 30, 2022.

Beginning in 2021, payments to individual therapists (Physical/Occupational Therapist in Private Practice) paid under the fee schedule may be subject to adjustment based on performance in the Merit Based Incentive Payment System ("MIPS"), which measures performance based on certain quality metrics, resource use, and meaningful use of electronic health records. Therapists eligible to participate in MIPS include only those therapists who are enrolled with Medicare as private practice providers and does not include therapists in facility-based providers, such as our clinics enrolled as certified rehabilitation agencies. Less than 3% of the Company's therapist providers currently participate in MIPS. Under the MIPS requirements, a provider's performance is assessed according to established performance standards each year and then is used to determine an adjustment factor that is applied to the professional's payment for the corresponding payment year. The provider's MIPS performance in 2019 determined the payment adjustment in 2021. For those therapist providers who actually participated in MIPS during 2019 and 2020, the resulting average payment adjustment in 2021 and 2022 was an increase of 1%. The 2023 adjustment for those therapist providers who participated in MIPS during 2021 is expected to remain at an average increase of 1%.

Under the Middle-Class Tax Relief and Job Creation Act of 2012 ("MCTRA"), since October 1, 2012, patients who met or exceeded $3,700 in therapy expenditures during a calendar year have been subject to a manual medical review to determine whether applicable payment criteria are satisfied. The $3,700 threshold is applied to Physical Therapy and Speech Language Pathology Services; a separate $3,700 threshold is applied to the Occupational Therapy. The MACRA directed CMS to modify the manual medical review process such that those reviews will no longer apply to all claims exceeding the $3,700 threshold and instead will be determined on a targeted basis based on a variety of factors that CMS considers appropriate.

The Bipartisan Budget Act of 2018 extends the targeted medical review indefinitely but reduces the threshold to $3,000 through December 31, 2027. For 2028, the threshold amount will be increased by the percentage increase in the Medicare Economic Index ("MEI") for 2028 and in subsequent years the threshold amount will increase based on the corresponding percentage increase in the MEI for such subsequent year.

CMS adopted a multiple procedure payment reduction ("MPPR") for therapy services in the final update to the MPFS for calendar year 2011. The MPPR applied to all outpatient therapy services paid under Medicare Part B — occupational therapy, physical therapy and speech-language pathology. Under the policy, the Medicare program pays 100% of the practice expense component of the Relative Value Unit ("RVU") for the therapy procedure with the highest practice expense RVU, then reduces the payment for the practice expense component for the second and subsequent therapy procedures or units of service furnished during the same day for the same patient, regardless of whether those therapy services are furnished in separate sessions. In 2013, the practice expense component for the second and subsequent therapy service furnished during the same day for the same patient was reduced by 50%.

Medicare claims for outpatient therapy services furnished by therapist assistants on or after January 1, 2020, must include a modifier indicating the service was furnished by a therapist assistant. Outpatient therapy services furnished on or after January 1, 2022, in whole or part by a therapist assistant are paid at an amount equal to 85% of the payment amount otherwise applicable for the service.

Statutes, regulations, and payment rules governing the delivery of therapy services to Medicare beneficiaries are complex and subject to interpretation. The Company believes that it is in compliance, in all material respects, with all applicable laws and regulations and are not aware of any pending or threatened investigations involving allegations of potential wrongdoing that would have a material effect on the Company's financial statements as of December 31, 2022. Compliance with such laws and regulations can be subject to future government review and interpretation, as well as significant regulatory action including fines, penalties, and exclusion from the Medicare program. For the years ended December 31, 2022 and 2021, respectively, net patient revenue from Medicare were approximately $154.9 million and $134.4 million, respectively.

Other Revenue

Management contract revenue, which is included in other revenue, is derived from contractual arrangements whereby the Company manages a clinic for third party owners. The Company does not have any ownership interest in these clinics. Typically, revenue is determined based on the number of visits conducted at the clinic and recognized at a point in time when services are performed. Costs, typically salaries for the Company's employees, are recorded when incurred.

Revenue from the IIP business, which is also included in other revenue in the consolidated statements of net income, is derived from onsite services the Company provides to clients' employees including injury prevention, rehabilitation, ergonomic assessments, post-offer employment testing and performance optimization. Revenue from the Company's industrial injury prevention services business is recognized when obligations under the terms of the contract are satisfied. Revenues are recognized at an amount equal to the consideration the company expects to receive in exchange for providing injury prevention services to its clients. The revenue is determined and recognized based on the number of hours and respective rate for services provided in a given period.

Additionally, other revenue from physical therapy operations includes services the Company provides on-site at locations such as schools and industrial worksites for physical or occupational therapy services, athletic trainers and gym membership fees. Contract terms and rates are agreed to in advance between the Company and the third parties. Services are typically performed over the contract period and revenue is recorded at the point of service. If the services are paid in advance, revenue is recorded as a contract liability over the period of the agreement and recognized at the point in time, when the services are performed.

Contractual Allowances

The allowance for estimated contractual adjustments is based on terms of payor contracts and historical collection and write-off experience. Contractual allowances result from the differences between the rates charged for services performed and expected reimbursements by both insurance companies and government sponsored healthcare programs for such services. Medicare regulations and the various third-party payors and managed care contracts are often complex and may include multiple reimbursement mechanisms payable for the services provided in Company clinics. The Company estimates contractual allowances based on its interpretation of the applicable regulations, payor contracts and historical calculations. Each month the Company estimates its contractual allowance for each clinic based on payor contracts and the historical collection experience of the clinic and applies an appropriate contractual allowance reserve percentage to the gross accounts receivable balances for each payor of the clinic. Based on the Company's historical experience, calculating the contractual allowance reserve percentage at the payor level is sufficient to allow the Company to provide the necessary detail and accuracy with its collectability estimates. However, the services authorized and provided and related reimbursement are subject to interpretation that could result in payments that differ from the Company's estimates. Payor terms are periodically revised necessitating continual review and assessment of the estimates made by management. The Company's billing system does not capture the exact change in its contractual allowance reserve estimate from period to period in order to assess the accuracy of its revenues and hence its contractual allowance reserves. Management regularly compares its cash collections to corresponding net revenues measured both in the aggregate and on a clinic-by-clinic basis. In the aggregate, historically the difference between net revenues and corresponding cash collections for any fiscal year has generally reflected a difference within approximately 1% to 1.5% of net revenues. Additionally, analysis of subsequent periods' contractual write-offs on a payor basis reflects a difference within approximately 1.0% to 1.5% between the actual aggregate contractual reserve percentage as compared to the estimated contractual allowance reserve percentage associated with the same period end balance. As a result, the Company believes that a change in the contractual allowance reserve estimate would not likely be more than 1.0% to 1.5% of gross billings included in accounts receivable each at December 31, 2022 and December 31, 2021.

Allowance for Credit Losses

The Company determines allowances for credit losses based on the specific agings and payor classifications at each clinic. The provision for credit losses is included in operating costs in the consolidated statements of income. Patient accounts receivable, which are stated at the historical carrying amount net of contractual allowances, write-offs and allowance for credit losses, includes only those amounts the Company estimates to be collectible.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount to be recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

The CARES Act includes changes to certain tax law related to net operating losses and the deductibility of interest expense and depreciation. ASC 740, Income Taxes requires the effects of changes in tax rates and laws on deferred tax balances to be recognized in the period in which the legislation is enacted. The legislation had no effect on the Company's deferred income taxes and current income taxes payable during the year ended December 31, 2022.

The Company records interest or penalties in interest and other expense, in the consolidated statements of income. The Company did not have any interest or penalties in each of the years ended December 31, 2022, 2021 and 2020.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities measured at fair value are classified using the following hierarchy, which is based upon the transparency of inputs to the valuation at the measurement date.

- Level 1 - Quoted prices in active markets for identical assets or liabilities.

- Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly.

- Level 3 - Unobservable inputs based on the Company's own assumptions.

The carrying amounts reported in the balance sheets for cash and cash equivalents, contingent earn-out payments, accounts receivable, accounts payable and notes payable approximate their fair values due to the short-term maturity of these financial instruments. The carrying amount under the Credit Agreement approximates the fair value due to the proximity of the debt issue date and the balance sheet date and the variable component of interest on debt. The interest rate on the Credit Agreement is tied to the Secured Overnight Financing Rate ("SOFR").

The redeemable non-controlling interest included on the consolidated balance sheets and the put right associated with the potential future purchase of the separate company in the November 2021 acquisition are both marked to fair value on a recurring basis using Level 3 inputs. The redemption value of redeemable non-controlling interests approximates the fair value. The put right associated with the potential future purchase of the separate company in the November 2021 acquisition is determined using a Monte Carlo simulation model utilizing unobservable inputs such as asset volatility and discount rates. The unobservable inputs in the valuation include asset volatility of 25% and a discount rate of 11.32%. See Note 6 for the changes in the fair value of Redeemable non-controlling interest. There were no changes in the fair value of the put right associated with the potential future purchase of the separate company in the November 2021 acquisition for the year ended December 31, 2022.

The valuations of the Company's interest rate derivative is measured as the present value of all expected future cash flows based on SOFR-based yield curves. The present value calculation uses discount rates that have been adjusted to reflect the credit quality of the Company and its counterparty which is a Level 2 fair value measurement. The fair value of the interest rate swap on December 31, 2022, was $5.4 million, of which $2.9 million has been included within Other current assets and $2.5 million has been included in Other assets in the accompanying Consolidated Balance Sheet. The impact of the interest rate swap on the accompanying Consolidated Statements of Comprehensive Income was an unrealized gain of $4.0 million, net of tax, for the year ended December 31, 2022.

The consideration for some of the Company's acquisitions include future payments that are contingent upon the occurrence of future operational objectives being met. The Company estimates the fair value of contingent consideration obligations through valuation models designed to estimate the probability of such contingent payments based on various assumptions and incorporating estimated success rates. These fair value measurements are based on significant inputs not observable in the market. Substantial judgment is employed in determining the appropriateness of these assumptions as of the acquisition date and for each subsequent period. Accordingly, changes in assumptions could have a material impact on the amount of contingent consideration expense the Company records in any given period. The Company determined the fair value of its contingent consideration obligations to be $8.3 million and $3.5 million on December 31, 2022, and 2021.

Segment Reporting

Operating segments are components of an enterprise for which separate financial information is available that is evaluated regularly by chief operating decision makers in determining the allocation of resources and in assessing performance. The Company currently operates through two segments: physical therapy operations and industrial injury prevention services.

Use of Estimates

In preparing the Company's consolidated financial statements, management makes certain estimates and assumptions, especially in relation to, but not limited to, goodwill impairment, tradenames, allocations of purchase price, allowance for receivables, tax provision and contractual allowances, that affect the amounts reported in the consolidated financial statements and related disclosures. Actual results may differ from these estimates.

Self-Insurance Program

The Company utilizes a self-insurance plan for its employee group health and dental insurance coverage administered by a third party. Predetermined loss limits have been arranged with the insurance company to minimize the Company's maximum liability and cash outlay. Accrued expenses include the estimated incurred but unreported costs to settle unpaid claims and estimated future claims. Management believes that the current accrued amounts are sufficient to pay claims arising from self-insurance claims incurred through December 31, 2022.

Restricted Stock

Restricted stock issued to employees and directors is subject to continued employment or continued service on the board, respectively. Generally, restrictions on the stock granted to employees lapse in equal annual installments on the following four anniversaries of the date of grant. For those shares granted to directors, the restrictions will lapse in equal quarterly installments during the first year after the date of grant. For those granted to officers, the restriction will lapse in equal quarterly installments during the four years following the date of grant. Compensation expense for grants of restricted stock is recognized based on the fair value per share on the date of grant amortized over the vesting period. The Company recognizes any forfeitures as they occur. The restricted stock issued is included in basic and diluted shares for the earnings per share computation.

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses*, which added a new impairment model (known as the current expected credit loss (CECL) model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of expected credit losses. The CECL model applies to most debt instruments, including trade receivables. The CECL model does not have a minimum threshold for recognition of impairment losses and entities will need to measure expected credit losses on assets that have a low risk of loss. The standard is required to be applied using the modified retrospective approach with a cumulative-effect adjustment to retained earnings, if any, upon adoption.

The Company completed the adoption of the standard on January 1, 2020. The financial instruments subject to ASU 2016-13 are the Company's accounts receivable derived from contracts with customers. A significant portion of the Company's accounts receivable are from highly-solvent, creditworthy payors including governmental programs such as Medicare and Medicaid, and highly regulated commercial insurers. The Company's estimate of expected credit losses as of January 1, 2020, using its expected credit loss evaluation process, resulted in no adjustments to the allowance for credit losses and no cumulative-effect adjustment to retained earnings on the adoption date of the standard.

In January 2017, the FASB issued ASU 2017-04, *Simplifying the Test for Goodwill Impairment (Topic 350),* which eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. ASU 2017-04 is effective prospectively for fiscal years, and the interim periods within those years, beginning after December 15, 2019. The Company completed the adoption of the standard effective January 1, 2020 and there was no impact to goodwill from the Company's adoption of this change.

In December 2019, the FASB issued ASU 2019-12, *Income Taxes (Topic 740)–Simplifying the Accounting for Income Taxes* ("ASU 2019-12"). The objective of ASU 2019-12 is to simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740 and to provide more consistent application to improve the comparability of financial statements. The amendments in this ASU are effective for fiscal years beginning after December 15, 2020, and early adoption was permitted. The Company completed the adoption of ASU 2020-06 effective January 1, 2021 and there was no material impact on the Company's financial statements.

In August 2020, the FASB issued ASU 2020-06 *Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity,* which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity's own equity. As part of this update, convertible instruments are to be included in diluted earnings per share using the if-converted method, rather than the treasury stock method. Further, contracts which can be settled in cash or shares, excluding liability-classified share-based payment awards, are to be included in diluted earnings per share on an if-converted basis if the effect is dilutive, regardless of whether the entity or the counterparty can choose between cash and share settlement. The share-settlement presumption may not be rebutted based on past experience or a stated policy.

This pronouncement was effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2021.The Board specified that an entity should adopt the guidance at the beginning of its annual fiscal year. The Company adopted this pronouncement as of January 1, 2022. The use of either the modified retrospective or fully retrospective method of transition is permitted. The adoption of ASU 2020-06 did not have a material impact on the Company's financial statements.

Recently Issued Accounting Guidance

In March 2020, the FASB issued ASU 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*. This ASU provides temporary optional expedients and exceptions to the guidance on contract modifications and hedge accounting to ease the financial reporting burdens of the expected market transition from LIBOR and other interbank offered rates to alternative reference rates. The new guidance was effective upon issuance, and the Company is allowed to elect to apply the amendments prospectively through December 31, 2022. Borrowings under the Amended Credit Agreement (as defined in Note 9) bear interest based on SOFR, an alternate base rate.

3. Earnings Per Share

The computations of basic and diluted earnings per share for the years ended December 31, 2022, 2021 and 2020 are as follows (in thousands, except per share data):

	Year Ended		
	December 31, 2022	December 31, 2021	December 31, 2020
Computation of earnings per share - USPH shareholders:			
Net income attributable to USPH shareholders.	$32,158	$ 40,831	$35,194
Charges to retained earnings:			
Revaluation of redeemable non-controlling interest	(3,890)	(13,011)	(4,632)
Tax effect at statutory rate (federal and state) of 25.55%	994	3,324	1,216
	$29,262	$ 31,144	$31,778
Earnings per share (basic and diluted).	$ 2.25	$ 2.41	$ 2.48
Shares used in computation:			
Basic and diluted earnings per share - weighted-average shares	12,985	12,898	12,835

4. Acquisitions of Businesses

During 2022, 2021 and 2020, the Company acquired a majority interest in the following businesses:

Acquisition	Date	% Interest Acquired	Number of Clinics
November 2022 Acquisition	November 30, 2022	80%	13
October 2022 Acquisition	October 31, 2022	60%	14
September 2022 Acquisition	September 30, 2022	80%	2
August 2022 Acquisition	August 31, 2022	70%	6
March 2022 Acquisition	March 31, 2022	70%	6
December 2021 Acquisition	December 31, 2021	75%	3
November 2021 Acquisition	November 30, 2021	70%	*
September 2021 Acquisition	September 30, 2021	100%	*
June 2021 Acquisition	June 30, 2021	65%	8
March 2021 Acquisition	March 31, 2021	70%	6
November 2020 Acquisition	November 30, 2020	75%	3
September 2020 Acquisition	September 30, 2020	70%	**
February 2020 Acquisition	February 27, 2020	65%***	4

---

*   Industrial injury prevention services business

**   The business includes six management contracts which have been in place for a number of years. As of the date acquired, the contracts had a remaining term of five years.

***   The four clinics are in four separate partnerships. The Company's interest in the four partnerships range from 10.0% to 83.8%, with an overall 65.0% based on the initial purchase transaction.

On November 30, 2022, the Company acquired an 80% interest in a thirteen-clinic physical therapy practice. The practice's owners retained 20% of the equity interests. The purchase price for the 80% equity interest was approximately $25.0 million, of which $24.2 million was paid in cash and $0.8 million in the form of a note payable. As part of the acquisition, the Company agreed to additional contingent consideration up to $1.3 million if future operational objectives are met. The Company is currently evaluating the fair market value of this contingency. The note accrues interest at 7.0% per annum and the principal and interest are payable on November 30, 2024.

On October 31, 2022, the Company acquired an 60% interest in a fourteen-clinic physical therapy practice. The practice's owners retained 40% of the equity interests. The purchase price for the 60% equity interest was approximately $19.5 million, with additional contingent consideration valued at $8.3 million on December 31, 2022, to be paid at a later date based on the performance of the business. There is no maximum payout. The estimate of this contingent consideration will continue to be marked at fair value based on the practice's operational results and updated market inputs.

On September 30, 2022, the Company acquired an 80% interest in a two-clinic physical therapy practice. The practice's owners retained 20% of the equity interests. The purchase price for the 80% equity interest was approximately $4.2 million, of which $3.9 million was paid in cash and $0.3 million in the form of a note payable. The note accrues interest at 5.5% per annum and the principal and interest are payable on September 30, 2024.

On August 31, 2022, the Company acquired a 70% interest in a six-clinic physical therapy practice. The practice's owners retained 30% of the equity interests. The purchase price for the 70% equity interest was approximately $3.5 million, of which $3.3 million was paid in cash and $0.2 million in the form of a note payable. The note accrues interest at 5.5% per annum and the principal and interest are payable on August 31, 2024.

On March 31, 2022, the Company acquired a 70% interest in a six-clinic physical therapy practice. The practice's owners retained 30% of the equity interests. The purchase price for the 70% equity interest was approximately $11.5 million, of which $11.2 million was paid in cash and $0.3 million is in the form of a note payable. The note accrues interest at 3.5% per annum and the principal and interest are payable on March 31, 2024.

The purchase price for the 2022 acquisitions has been preliminarily allocated as follows (in thousands):

	Physical Therapy Operations
Cash paid, net of cash acquired	$ 59,788
Seller notes	1,574
Contingent payments	8,400
Total consideration	$ 69,762
Estimated fair value of net tangible assets acquired:	
Total current assets	$ 1,500
Total non-current assets	7,985
Total liabilities	(9,951)
Net tangible assets acquired	(466)
Customer and referral relationships	18,955
Non-compete agreements	983
Tradenames	4,417
Goodwill	72,674
Fair value of non-controlling interest (classified as redeemable non-controlling interest)	(26,801)
	$ 69,762

On December 31, 2021, the Company acquired a 75% interest in three-clinic physical therapy practice with the practice founder retaining 25%. The purchase price for the 75% interest was approximately $3.7 million, of which $3.5 million was paid in cash and $0.2 million in the form of a note payable. The note accrues interest at 3.25% per annum and the principal and interest is payable on December 31, 2023.

On November 30, 2021, the Company acquired an approximate 70% interest in a leading provider of industrial injury prevention services ("IIP Acquisition"). In each case, the previous owners retained the remaining interest. The purchase price for the approximate 70% equity interest, not inclusive of a contingent payment up to $2.0 million, was approximately $63.2 million of which $60.7 million was paid in cash and $1.0 million in the form of a note payable. The note accrues interest at 3.25% per annum and the principal and interest is payable on November 30, 2023. As part of the transaction, the Company also agreed to the potential future purchase of a separate company under the same ownership that provides physical therapy and rehabilitation services to hospitals and other ancillary providers in a distinct market area. The current owners have the right to put this transaction to the Company in approximately five years, with such right having a $3.5 million value on December 31, 2021, as reflected on the Company's consolidated balance sheet in Other long-term liabilities. The value of this right will be adjusted in future periods, as appropriate, with any change in value reflected in the Company's consolidated statement of income. The Company does not currently possess more than 50% of the controlling interests in this separate company, does not control this company through contract or governance rights and currently does not exercise significant influence over this separate company. Due to the aforementioned reasons, and based on current accounting guidance, the Company did not consolidate the separate company through the variable interest or voting interest model. The Company revalued the contingent earn-out consideration related to the acquisition during the year ended December 31, 2022, resulting in the elimination of the $2.0 million liability previously booked.

On September 30, 2021, the Company acquired a company that specializes in return-to-work and ergonomic services, among other offerings. The Company acquired the company's assets at a purchase price of approximately $3.3 million (which includes the obligation to pay an amount up to $0.6 million in contingent payment consideration in conjunction with the acquisition if specified future operational objectives are met), and contributed those assets to Briotix Health. The initial purchase price, not inclusive of the $0.6 million contingent payment, was approximately $2.7 million, of which $2.4 million was paid in cash, and $0.3 million is in the form of a note payable. The note accrues interest at 3.25% per annum and the principal and interest is payable on September 30, 2023. The Company revalued the contingent earn-out consideration related to the acquisition during the year ended December 31, 2022, resulting in the elimination of the $0.6 million liability previously booked.

On June 30, 2021, the Company acquired a 65% interest in an eight-clinic physical therapy with the previous owners retaining 35%. The purchase price was approximately $10.3 million, of which $9.0 million was paid in cash, $1.0 million is payable based on the achievement of certain business criteria and $0.3 million is in the form of a note payable. The note accrues interest at 3.25% per annum and the principal and interest is payable on June 30, 2023. Additionally, the Company has an obligation to pay an additional amount up to $0.8 million in contingent payment consideration in conjunction with the acquisition if specified future operational objectives are met. The Company recorded acquisition-date fair value of this contingent liability based on the likelihood of the contingent earn-out payment. The earn-out payment will subsequently be remeasured to fair value each reporting date.

On March 31, 2021, the Company acquired a 70% interest in a five-clinic physical therapy practice with the previous owners retaining 30%. When acquired, the practice was developing a sixth clinic which has been completed. The purchase price for the 70% interest was approximately $12.0 million, of which $11.7 million was paid in cash and $0.3 million in the form of a note payable. The note accrues interest at 3.25% per annum and the principal and interest is payable on March 31, 2023.

The purchase price for the 2021 acquisitions has been allocated as follows (in thousands):

	IIP*	Physical Therapy Operations	Total
Cash paid, net of cash acquired.	$ 63,193	$ 23,544	$ 86,737
Seller notes	1,250	800	2,050
Contingent payments	2,520	837	3,357
Other payable	—	1,000	1,000
Seller put right	3,522	—	3,522
Total consideration	$ 70,485	$ 26,181	$ 96,666
Estimated fair value of net tangible assets acquired:			
Total current assets.	$ 5,588	$ 1,885	$ 7,473
Total non-current assets	12,620	7,014	19,634
Total liabilities	(4,842)	(8,399)	(13,241)
Net tangible assets acquired.	$ 13,366	$ 500	$ 13,866
Customer and referral relationships.	21,127	7,969	29,096
Non-compete agreements.	500	415	915
Tradenames.	5,141	2,144	7,285
Goodwill.	58,257	27,109	85,366
Fair value of non-controlling interest (classified as redeemable non-controlling interest).	(27,906)	(11,956)	(39,862)
	$ 70,485	$ 26,181	$ 96,666

---

* Industrial injury prevention services business

On November 30, 2020, the Company acquired a 75% interest in a three-clinic physical therapy practice with the previous owners retaining 25%. The purchase price for the 75% interest was $8.9 million (net of cash acquired), of which $8.6 million was paid in cash and $0.3 million in the form of a note payable that is payable in two principal installments totaling $162,500 each. The first principal payment plus accrued interest was paid in November 2021 with the second installment paid in November 2022 totaling $162,500. The note accrues interest at 3.25% per annum.

On September 30, 2020, the Company acquired a 70% interest in an entity which holds six-management contracts that have been in place for a number of years. The purchase price for the 70% interest was approximately $4.2 million, of which $3.7 million was paid in cash and $0.5 million in the form of two notes payable. One of the notes payable of $0.3 million was paid in November 2020. The remaining note payable of $0.2 million was paid on September 30, 2021.

On February 27, 2020, the Company acquired interests in a four-clinic physical therapy practice. The four clinics are in four separate partnerships. The Company's interests in the four partnerships range from 10.0% to 83.8%, with an overall 65.0% based on the initial purchase transaction. The aggregate purchase price was $11.9 million, of which $11.6 million was paid in cash and $0.3 million in the form of a note payable. The note accrues interest at 4.75% per annum and the principal and interest was paid in February 2022.

The purchase price for the 2020 acquisitions has been allocated as follows (in thousands):

	Physical Therapy Operations
Cash paid, net of cash acquired	$ 23,912
Seller note	1,121
Total consideration	$ 25,033
Estimated fair value of net tangible assets acquired:	
Total current assets	$ 1,049
Total non-current assets	196
Total liabilities	(562)
Net tangible assets acquired	$ 683
Referral relationships	5,520
Non-compete	500
Tradename	1,890
Goodwill	27,738
Fair value of non-controlling interest (classified as redeemable non-controlling interest)	(11,298)
	$ 25,033

The finalized purchase prices plus the fair value of the non-controlling interests for the acquisitions in 2021 and 2020 were allocated to the fair value of the assets acquired, inclusive of identifiable intangible assets, i.e. trade names, referral relationships and non-compete agreements, and liabilities assumed based on the fair values at the acquisition date, with the amount exceeding the fair values being recorded as goodwill. For some of the acquisitions in 2022, the Company is in the process of completing its formal valuation analysis to identify and determine the fair value of tangible and identifiable intangible assets acquired and the liabilities assumed. Thus, the final allocation of the purchase price may differ from the preliminary estimates used at December 31, 2022 based on additional information obtained and completion of the valuation of the identifiable intangible assets. Changes in the estimated valuation of the tangible assets acquired, the completion of the valuation of identifiable intangible assets and the completion by the Company of the identification of any unrecorded pre-acquisition contingencies, where the liability is probable and the amount can be reasonably estimated, will likely result in adjustments to goodwill. The Company does not expect the adjustments to be material.

For the acquisitions in 2022, the values assigned to the customer and referral relationships and non-compete agreements are being amortized to expense equally over the respective estimated lives. For customer and referral relationships, the weighted-average amortization period is 12.0 years. For non-compete agreements, the weighted-average amortization period is 5.0 years. The values assigned to tradenames are tested annually for impairment.

For the acquisitions in 2021 and 2020, the values assigned to the referral relationships and non-compete agreements are being amortized to expense equally over the respective estimated lives. For referral relationships, the weighted average amortization period was 14.0 and 12.0 years at December 31, 2021 and December 31, 2020, respectively. For non-compete agreements, the weighted average amortization period was 5.6 years and 6.0 years at December 31, 2021 and December 31, 2020, respectively. Generally, the values assigned to tradenames are tested annually for impairment.

For the 2022, 2021 and 2020 acquisitions, total current assets primarily represent patient accounts receivable. Total non-current assets are fixed assets, primarily equipment, used in the practices.

The consideration paid for each of the acquisitions was derived through arm's length negotiations. Funding for the cash portions was derived from proceeds from the Company's revolving credit facility. The results of operations of the acquisitions have been included in the Company's consolidated financial statements since their respective date of acquisition. Unaudited proforma consolidated financial information for the acquisitions in 2022, 2021 and 2020, have not been included as the results are immaterial individually and in the aggregate.

5. Acquisitions and Sale of Non-Controlling Interests

During 2022, the Company acquired additional interests in three partnerships which are included in non-controlling interest. The additional interests purchased in each of the partnerships ranged from 10% to 35%. The aggregated purchase price for these acquired interests was $0.3 million.

During 2021, the Company acquired additional interests in five partnerships which are included in non-controlling interest. The additional interests purchased in each of the partnerships ranged from 5% to 35%. The aggregated purchase price for these acquired interests was $1.3 million. The Company also sold an interest in a partnership for $0.1 million.

During 2020, the Company acquired additional interests in five partnerships which are included in non-controlling interest. The additional interests purchased in each of the partnerships ranged from 20% to 35%. The aggregated purchase price for these acquired interests was $0.3 million. The Company also sold an interest in a partnership for $0.1 million. During 2020, the Company also sold 14 previously closed clinics. The aggregate sales price was $1.1 million, of which $0.7 million was paid in cash and $0.4 million in a note receivable payable in two equal installments of principal and any accrued interest. The first payment was received in June 2021 and the next payment was received in June 2022.

6. Redeemable Non-Controlling Interest

Therapy Practice Acquisitions

Since October 2017, when the Company acquires a majority interest (the "Acquisition") in a physical therapy clinic (referred to as "Therapy Practice"), these Therapy Practice transactions occur in a series of steps which are described below.

1. Prior to the Acquisition, the Therapy Practice exists as a separate legal entity (the "Seller Entity"). The Seller Entity is owned by one or more individuals (the "Selling Shareholders") most of whom are physical therapists that work in the Acquired Therapy Practice and provide physical therapy services to patients.

2. In conjunction with the Acquisition, the Seller Entity contributes the acquired Therapy Practice into a newly-formed limited partnership ("NewCo"), in exchange for one hundred percent (100%) of the limited and general partnership interests in NewCo. Therefore, in this step, NewCo becomes a wholly-owned subsidiary of the Seller Entity.

3. The Company enters into an agreement (the "Purchase Agreement") to acquire from the Seller Entity a majority (ranges from 50% to 90%) of the limited partnership interest and in all cases 100% of the general partnership interest in NewCo. The Company does not purchase 100% of the limited partnership interest because the Selling Shareholders, through the Seller Entity, want to maintain an ownership percentage. The consideration for the Acquisition is primarily payable in the form of cash at closing and a two-year note in lieu of an escrow (the "Purchase Price"). The Purchase Agreement usually does not contain any future earn-out or other contingent consideration that is payable to the Seller Entity or the Selling Shareholders.

4. The Company and the Seller Entity also execute a partnership agreement (the "Partnership Agreement") for NewCo that sets forth the rights and obligations of the limited and general partners of NewCo. After the Acquisition, the Company is the general partner of NewCo.

5. As noted above, the Company does not purchase 100% of the limited partnership interests in NewCo and the Seller Entity retains a portion of the limited partnership interest in NewCo ("Seller Entity Interest").

6. In most cases, some or all of the Selling Shareholders enter into an employment agreement (the "Employment Agreement") with NewCo with an initial term that ranges from three to five years (the "Employment Term"), with automatic one-year renewals, unless employment is terminated prior to

the end of the Employment Term. As a result, a Selling Shareholder becomes an employee ("Employed Selling Shareholder") of NewCo. The employment of an Employed Selling Shareholder can be terminated by the Employed Selling Shareholder or NewCo, with or without cause, at any time. In a few situations, a Selling Shareholder does not become employed by NewCo and is not involved with NewCo following the closing; in those situations, such Selling Shareholders sell their entire ownership interest in the Seller Entity as of the closing of the Acquisition.

7. The compensation of each Employed Selling Shareholder is specified in the Employment Agreement and is customary and commensurate with his or her responsibilities based on other employees in similar capacities within NewCo, the Company and the industry.

8. The Company and the Selling Shareholder (including both Employed Selling Shareholders and Selling Shareholders not employed by NewCo) execute a non-compete agreement (the "Non-Compete Agreement") which restricts the Selling Shareholder from engaging in competing Therapy Practice activities for a specified period of time (the "Non-Compete Term"). A Non-Compete Agreement is executed with the Selling Shareholders in all cases. That is, even if the Selling Shareholder does not become an Employed Selling Shareholder, the Selling Shareholder is restricted from engaging in a competing Therapy Practice during the Non-Compete Term.

9. The Non-Compete Term commences as of the date of the Acquisition and expires on the <u>later </u>of:

    a. Two years after the date an Employed Selling Shareholders' employment is terminated (if the Selling Shareholder becomes an Employed Selling Shareholder) or

    b. Five to six years from the date of the Acquisition, as defined in the Non-Compete Agreement, regardless of whether the Selling Shareholder is employed by NewCo.

10. The Non-Compete Agreement applies to a restricted region which is defined as a mileage radius from the Acquired Therapy Practice. That is, an Employed Selling Shareholder is permitted to engage in competing Therapy Practicees or activities outside the designated geography (after such Employed Selling Shareholder no longer is employed by NewCo) and a Selling Shareholder who is not employed by NewCo immediately is permitted to engage in the competing Therapy Practice or activities outside the designated geography.

The Partnership Agreement contains provisions for the redemption of the Seller Entity Interest, either at the option of the Company (the "Call Right") or at the option of the Seller Entity (the "Put Right") as follows:

1. Put Right

    a. In the event that any Selling Shareholder's employment is terminated under certain circumstances prior to the fifth anniversary of the Closing Date, the Seller Entity thereafter may have an irrevocable right to cause the Company to purchase from Seller Entity the Terminated Selling Shareholder's Allocable Percentage of Seller Entity's Interest at the purchase price described in "3" below.

    b. In the event that any Selling Shareholder is not employed by NewCo as of the fifth anniversary of the Closing Date and the Company has not exercised its Call Right with respect to the Terminated Selling Shareholder's Allocable Percentage of Seller Entity's Interest, Seller Entity thereafter has the Put Right to cause the Company to purchase from Seller Entity the Terminated Selling Shareholder's Allocable Percentage of Seller Entity's Interest at the purchase price described in "3" below.

    c. In the event that any Selling Shareholder's employment with NewCo is terminated for any reason on or after the fifth anniversary of the Closing Date, the Seller Entity has the Put Right, and upon the exercise of the Put Right, the Terminated Selling Shareholder's Allocable Percentage of Seller Entity's Interest shall be redeemed by the Company at the purchase price described in "3" below.

2. Call Right

    a. If any Selling Shareholder's employment by NewCo is terminated prior to the fifth anniversary of the Closing Date, the Company thereafter has an irrevocable right to purchase from Seller Entity the Terminated Selling Shareholder's Allocable Percentage of Seller Entity's Interest, in each case at the purchase price described in "3" below.

    b. In the event that any Selling Shareholder's employment with NewCo is terminated for any reason on or after the fifth anniversary of the Closing Date, the Company has the Call Right, and upon the exercise of the Call Right, the Terminated Selling Shareholder's Allocable Percentage of Seller Entity's Interest shall be redeemed by the Company at the purchase price described in "3" below.

3. For the Put Right and the Call Right, the purchase price is derived from a formula based on a specified multiple of NewCo's trailing twelve months of earnings before interest, taxes, depreciation, amortization, and the Company's internal management fee, plus an Allocable Percentage of any undistributed earnings of NewCo (the "Redemption Amount"). NewCo's earnings are distributed monthly based on available cash within NewCo; therefore, the undistributed earnings amount is small, if any.

4. The Purchase Price for the initial equity interest purchased by the Company is also based on the same specified multiple of the trailing twelve-month earnings that is used in the Put Right and the Call Right noted above.

5. The Put Right and the Call Right do not have an expiration date.

6. The Put Right and the Call Right never apply to Selling Shareholders who do not become employed by NewCo, since the Company requires that such Selling Shareholders sell their entire ownership interest in the Seller Entity at the closing of the Acquisition.

An Employed Selling Shareholder's ownership of his or her equity interest in the Seller Entity predates the Acquisition and the Company's purchase of its partnership interest in NewCo. The Employment Agreement and the Non-Compete Agreement do not contain any provision to escrow or "claw back" the equity interest in the Seller Entity held by such Employed Selling Shareholder, nor the Seller Entity Interest in NewCo, in the event of a breach of the employment or non-compete terms. More specifically, even if the Employed Selling Shareholder is terminated for "cause" by NewCo, such Employed Selling Shareholder does not forfeit his or her right to his or her full equity interest in the Seller Entity and the Seller Entity does not forfeit its right to any portion of the Seller Entity Interest. The Company's only recourse against the Employed Selling Shareholder for breach of either the Employment Agreement or the Non-Compete Agreement is to seek damages and other legal remedies under such agreements. There are no conditions in any of the arrangements with an Employed Selling Shareholder that would result in a forfeiture of the equity interest held in the Seller Entity or of the Seller Entity Interest.

ProgressiveHealth Acquisition

On November 30, 2021, the Company acquired a majority interest in ProgressiveHealth Companies, LLC ("Progressive"), which owns a majority interest in certain subsidiaries ("Progressive Subsidiaries") that operate in the industrial injury prevention and therapy services businesses. The Progressive transaction was completed in a series of steps which are described below.

1. Prior to the acquisition, the Progressive Subsidiaries were owned by a legal entity ("Progressive Parent") controlled by its individual owners (the "Progressive Selling Shareholders"), who work in and manage the Progressive business.

2. In conjunction with the acquisition, the Progressive Selling Shareholders caused the Progressive Parent to transfer its ownership of the Progressive Subsidiaries into a newly-formed limited liability company ("Progressive NewCo"), in exchange for one hundred percent (100%) of the membership interests in Progressive NewCo. Therefore, in this step, Progressive NewCo became wholly-owned by the Progressive Selling Shareholders.

3. The Company entered into an agreement (the "Progressive Purchase Agreement") to acquire from the Progressive Selling Shareholders a majority of the membership interest in Progressive NewCo. The

consideration for the acquisition is primarily payable in the form of cash at closing, a relatively small portion paid in cash after the closing contingent on certain performance criteria, and a small note in lieu of an escrow (the "Progressive Purchase Price").

4. The Company and the Progressive Selling Shareholders also executed an operating agreement (the "Progressive Operating Agreement") for Progressive NewCo that sets forth the rights and obligations of the members of Progressive NewCo.

5. As noted above, the Company did not purchase 100% of the membership interests in Progressive NewCo and the Progressive Selling Shareholders retained a portion of the membership interest in Progressive NewCo ("Progressive Selling Shareholders' Interest").

6. The Company and the Progressive Selling Shareholders executed a non-compete agreement (the "Progressive Non-Compete Agreement") which restricts the Progressive Selling Shareholders from competing for a specified period of time (the "Progressive Non-Compete Term").

7. The Progressive Non-Compete Term commences as of the date of the closing of the Progressive acquisition (the "Progressive Closing Date") and expires on the later of:

   a. Two years after the date a Progressive Selling Shareholder no longer is involved in the management of Progressive NewCo or

   b. Seven years from the Progressive Closing Date.

8. The Progressive Non-Compete Agreement applies to the entire United States.

The Progressive Operating Agreement contains provisions for the redemption of the Progressive Selling Shareholder's Interest, either at the option of the Company (the "Progressive Call Right") or at the option of the Progressive Selling Shareholder (the "Progressive Put Right") as follows:

1. Progressive Put Right

   a. Each of the Progressive Selling Shareholders has the right to sell 30% of their respective residual interests on each of the 4th and 5th anniversaries of the Progressive Closing Date, and then 10% on each of the 6th and 7th anniversaries

   b. In the event that any Progressive Selling Shareholder terminates his management relationship with Progressive NewCo for any reason on or after the seventh anniversary of the Progressive Closing Date, the Progressive Selling Shareholder has the Progressive Put Right, and upon the exercise of the Progressive Put Right, the Progressive Selling Shareholder's Interest shall be redeemed by the Company at the purchase price described in "3" below.

2. Progressive Call Right

   a. If any Progressive Selling Shareholder's ceases to perform management services on behalf of Progressive NewCo, the Company thereafter shall have an irrevocable right to purchase from such Progressive Selling Shareholder his Interest, in each case at the purchase price described in "3" below.

3. For the Progressive Put Right and the Progressive Call Right, the purchase price is derived from a formula based on a specified multiple of Progressive NewCo's trailing twelve months of earnings before interest, taxes, depreciation, amortization, and the Company's internal management fee, plus an Allocable Percentage of any undistributed earnings of Progressive NewCo (the "Progressive Redemption Amount"). Progressive NewCo's earnings are distributed monthly based on available cash within Progressive NewCo; therefore, the undistributed earnings amount is small, if any.

4. The Progressive Purchase Price for the initial equity interest purchased by the Company is also based on the same specified multiple of the trailing twelve-month earnings that is used in the Progressive Put Right and the Progressive Call Right noted above.

5. The Progressive Put Right and the Progressive Call Right do not have an expiration date.

Neither the Progressive Operating Agreement nor the Progressive Non-Compete Agreement contain any provision to escrow or "claw back" the equity interest in Progressive NewCo held by the Progressive Selling

Shareholders, in the event of a breach of the operating agreement or non-compete terms, or the management services agreement pursuant to which the Progressive Selling Shareholders perform services on behalf of Progressive NewCo. The Company's only recourse against the Progressive Selling Shareholder for breach of any of these agreements is to seek damages and other legal remedies under such agreements. There are no conditions in any of the arrangements with a Progressive Selling Shareholder that would result in a forfeiture of the equity interest in Progressive NewCo held by a Progressive Selling Shareholder.

An employed Progressive Selling Shareholder's ownership of his or her equity interest in the Progressive Parent and Progressive NewCo predates the Progressive Acquisition and the Company's purchase of its partnership interest in Progressive NewCo. The Progressive Employment Agreement and the Progressive Non-Compete Agreement do not contain any provision to escrow or "claw back" the equity interest held by the Progressive Parent in Progressive NewCo, in the event of a breach of the employment or non-compete terms. More specifically, even if the Employed Progressive Selling Shareholder is terminated for "cause" by Progressive NewCo, such Employed Progressive Selling Shareholder does not forfeit his or her right to his or her full equity interest in the Progressive Parent and the Progressive Parent does not forfeit its right to any portion of its equity interest in Progressive NewCo. The Company's only recourse against the Employed Selling Shareholder for breach of either the Progressive Employment Agreement or the Progressive Non-Compete Agreement is to seek damages and other legal remedies under such agreements. There are no conditions in any of the arrangements with an Employed Selling Shareholder that would result in a forfeiture of the equity interest held in the Progressive Parent or of the equity interest in Progressive NewCo held by the Progressive Parent.

For the years ended December 31, 2022, 2021 and 2020, the following table details the changes in the carrying amount (fair value) of the redeemable non-controlling interests (in thousands):

	Year Ended		
	December 31, 2022	December 31, 2021	December 31, 2020
Beginning balance	$155,262	$132,340	$137,750
Operating results allocated to redeemable non-controlling interest partners	6,902	11,358	11,175
Distributions to redeemable non-controlling interest partners	(10,102)	(11,359)	(12,403)
Changes in the fair value of redeemable non-controlling interest	3,862	13,011	4,632
Purchases of redeemable non-controlling interest	(16,061)	(30,204)	(20,521)
Acquired interest	26,746	39,862	11,297
Contributed Capital	231	—	—
Sales of redeemable non-controlling interest - temporary equity	1,982	982	1,133
Notes receivable related to sales of redeemable non-controlling interest - temporary equity	(1,901)	(914)	(1,006)
Adjustments in notes receivable related to the the sales of redeemable non-controlling interest - temporary equity	594	186	283
Ending balance	$167,515	$155,262	$132,340

The following table categorizes the carrying amount (fair value) of the redeemable non-controlling interests (in thousands):

	December 31, 2022	December 31, 2021	December 31, 2020
Contractual time period has lapsed but holder's employment has not terminated	$ 75,688	$ 80,781	$ 62,390
Contractual time period has not lapsed and holder's employment has not terminated	91,827	74,481	69,950
Holder's employment has terminated and contractual time period has expired	—	—	—
Holder's employment has terminated and contractual time period has not expired	—	—	—
	$167,515	$155,262	$132,340

7. Goodwill

The changes in the carrying amount of goodwill as of December 31, 2022 and 2021 consisted of the following (in thousands):

	Year Ended December 31, 2022	Year Ended December 31, 2021
Beginning balance	$434,679	$345,646
Goodwill acquired	72,674	89,746
Goodwill adjustments for purchase price allocation of businesses acquired in prior year	(4,140)	(713)
Goodwill impairment	(9,112)	—
Ending balance	$494,101	$434,679

During the year ended December 31, 2022, the Company recorded a charge for goodwill impairment of $9.1 million related to the IIP Acquisition. The impairment is related to a change in the IIP Acquisition's current and projected operating income as well as various market inputs based on current market conditions, including the higher interest rate environment.

8. Intangible Assets, net

Intangible assets, net as of December 31, 2022, and 2021 consisted of the following (in thousands):

	December 31, 2022	December 31, 2021
Tradenames	$ 43,373	$38,790
Customer and referral relationships, net of accumulated amortization of $23,736 and $17,762, respectively (weighted average amortization period 12.9 years)	63,238	45,643
Non-compete agreements, net of accumulated amortization of $6,999 and $6,450 respectively (weighted average amortization period 5.6 years)	2,144	1,949
	$108,755	$86,382

Tradenames, customer and referral relationships and non-compete agreements are related to the businesses acquired. The value assigned to tradenames has an indefinite life and is tested at least annually for impairment using the relief from royalty method in conjunction with the Company's annual goodwill impairment test. The value assigned to customer and referral relationships is being amortized over their respective estimated useful lives which range from 6 to 16 years. Non-compete agreements are amortized over the respective term of the agreements which range from 5 to 6 years.

The following table details the amount of amortization expense recorded for intangible assets for the years ended December 31, 2022, 2021 and 2020 (in thousands):

	December 31, 2022	December 31, 2021	December 31, 2020
Customer and referral relationships	$5,974	$3,240	$2,845
Non-compete agreements	549	458	569
	$6,523	$3,698	$3,414

The remaining balances of the customer and referral relationships and non-compete agreements are expected to be amortized as follows (in thousands):

Customer and Referral Relationships		Non-Compete Agreements	
Years Ending December 31,	Annual Amount	Years Ending December 31,	Annual Amount
2023	$ 6,651	2023	$604
2024	$ 6,504	2024	$556
2025	$ 6,359	2025	$490
2026	$ 5,891	2026	$349
2027	$ 5,728	2027	$145
Thereafter	$32,105	Thereafter	$ —

9. Accrued Expenses

Accrued expenses as of December 31, 2022 and 2021 consisted of the following (in thousands):

	December 31, 2022	December 31, 2021
Salaries and related costs	$22,912	$23,569
Credit balances due to patients and payors	8,094	6,649
Group health insurance claims	1,666	1,984
Closure costs	243	498
Federal taxes payable	—	2,716
Contingent payments related to acquisition	—	1,000
Settlement of a legal matter	—	2,750
Other	4,498	6,539
Total	$37,413	$45,705

In January 2022, to avoid the legal fees and discovery costs in defending a legal matter and the uncertainty of protracted litigation, the Company entered into a settlement agreement. The Company admitted no liability or wrongdoing. Under the terms of the settlement, the Company agreed to make payments which amounted to $2.8 million, of which $2.6 million was recorded as an expense in 2021.

10. Borrowings

Effective December 5, 2013, the Company entered into an Amended and Restated Credit Agreement with a commitment for a $125.0 million revolving credit facility. This agreement was amended and/or restated in August 2015, January 2016, March 2017, November 2017, and January 2021 (hereafter referred to as ("Amended Credit Agreement").

On June 17, 2022, the Company entered into the Third Amended and Restated Credit Agreement (the "Credit Agreement") among Bank of America, N.A., as administrative agent ("Administrative Agent") and the lenders from time-to-time party thereto.

Amounts outstanding under the Amended Credit Agreement and Credit Agreement (as defined above) and notes payable as of December 31, 2022, and December 31, 2021 consisted of the following (in thousands):

	December 31, 2022			December 31, 2021		
	Principal Amount	Unamortized discount and debt issuance cost	Net Debt	Principal Amount	Unamortized discount and debt issuance cost	Net Debt
Revolving Facilitiy	$ 31,000	$ —	$ 31,000	$114,000	$—	$114,000
Term Facility	148,125	1,861	146,264	—	—	—
Other Debt	6,430	—	6,430	4,417	—	4,417
Total Debt	$185,555	$1,861	$183,694	$118,417	$—	$118,417
Less: Current portion of long-term debt . .	8,271	408	7,863	830	—	830
Total long-term debt, net of current portion	$177,284	$1,453	$175,831	$117,587	$—	$117,587

The Credit Agreement, which matures on June 17, 2027, provides for loans in an aggregate principal amount of $325 million. Such loans were made available through the following facilities (collectively, the "Senior Credit Facilities"):

1) Revolving Facility: $175 million, five-year, revolving credit facility ("Revolving Facility"), which includes a $12 million sublimit for the issuance of standby letters of credit and a $15 million sublimit for swingline loans (each, a "Swingline Loan").

2) Term Facility: $150 million term loan facility (the "Term Facility"). The Term Facility amortizes in quarterly installments of: (a) 0.625% in each of the first two years, (b) 1.250% in the third and fourth year, and (c) 1.875% in the fifth year of the Credit Agreement. The remaining outstanding principal balance of all term loans is due on the maturity date.

The proceeds of the Revolving Facility shall be used by the Company for working capital and other general corporate purposes of the Company and its subsidiaries, including to fund future acquisitions and invest in growth opportunities. The proceeds of the Term Facility were used by the Company to refinance the indebtedness outstanding under the Amended Credit Agreement, to pay fees and expenses incurred in connection with the transactions involving the loan facilities, for working capital and other general corporate purposes of the Company and its subsidiaries.

The Company is permitted to increase the Revolving Facility and/or add one or more tranches of term loans in an aggregate amount not to exceed the sum of (i) $100 million *plus* (ii) an unlimited additional amount, provided that (in the case of clause (ii)), after giving effect to such increases, the pro forma Consolidated Leverage Ratio (as defined in the Credit Agreement) would not exceed 2.0:1.0, and the aggregate amount of all incremental increases under the Revolving Facility does not exceed $50,000,000.

The interest rates per annum applicable to the Senior Credit Facilities (other than in respect of Swingline Loans) will be Term SOFR (as defined in the Credit Agreement) plus an applicable margin or, at the option of the Company, an alternate base rate plus an applicable margin. Each Swingline Loan shall bear interest at the base rate plus the applicable margin. The applicable margin for Term SOFR borrowings ranges from 1.50% to 2.25%, and the applicable margin for alternate base rate borrowings ranges from 0.50% to 1.25%, in each case, based on the Consolidated Leverage Ratio of the Company and its subsidiaries. Interest is payable at the end of the selected interest period but no less frequently than quarterly and on the date of maturity.

The Company is also required to pay to the Administrative Agent, for the account of each lender under the Revolving Facility, a commitment fee equal to the actual daily excess of each lender's commitment over its outstanding credit exposure under the Revolving Facility ("unused fee"). Such unused fee will range between 0.25% and 0.35% per annum and is also based on the Consolidated Leverage Ratio of the Company and its subsidiaries. The Company may prepay and/or repay the revolving loans and the term loans, and/or terminate the revolving loan commitments, in whole or in part, at any time without premium or penalty, subject to certain conditions.

The Credit Agreement contains customary covenants limiting, among other things, the incurrence of additional indebtedness, the creation of liens, mergers, consolidations, liquidations and dissolutions, sales of assets, dividends and other payments in respect of equity interests, acquisitions, investments, loans and guarantees, subject, in each case, to customary exceptions, thresholds and baskets. The Credit Agreement includes certain financial covenants which include the Consolidated Fixed Charge Coverage Ratio, and the Consolidated Leverage Ratio, as defined in the Credit Agreement. The Credit Agreement also contains customary events of default.

The Company's obligations under the Credit Agreement are guaranteed by its wholly-owned material domestic subsidiaries (each, a ''Guarantor''), and the obligations of the Company and any Guarantors are secured by a perfected first priority security interest in substantially all of the existing and future personal property of the Company and each Guarantor, subject to certain exceptions.

As of December 31, 2022, $179.1 million was outstanding on the Senior Credit Facilities, resulting in $145.9 million of availability. As of December 31, 2022, the Company was in compliance with all of the covenants contained in the Credit Agreement.

The Company generally enters into various notes payable as a means of financing a portion of its acquisitions and purchasing of non- controlling interests. In conjunction with these transactions in 2022 and 2021, the Company entered into notes payable in the aggregate amount of $4.6 million of which an aggregate principal payment of $0.2 million is due in 2023, and $2.0 million is due in 2024. Interest accrues in the range of 3.25% to 7.0% per annum and is payable with each principal installment.

11.   Derivative Instruments

The Company is exposed to certain market risks during the ordinary course of business due to adverse changes in interest rates. The exposure to interest rate risk primarily results from the Company's variable-rate borrowing. The Company may elect to use derivative financial instruments to manage risks from fluctuations in interest rates. The Company does not purchase or hold derivatives for trading or speculative purposes. Fluctuations in interest rates can be volatile and the Company's risk management activities do not eliminate these risks.

Interest Rate Swap

In May 2022, the Company entered into an interest rate swap agreement, effective on June 30, 2022, with Bank of America, N.A. The swap has a $150 million notional value adjusted concurrently with scheduled principal payments made on the term loan. The swap has a maturity date of June 30, 2027. Beginning in July 2022, the Company receives 1-month SOFR, and pays a fixed rate of interest of 2.815% on 1-month SOFR on a quarterly basis. The total interest rate in any period will also include an applicable margin based on the Company's consolidated leverage ratio.

In connection with the swap, no cash was exchanged between the Company and the counterparty.

The Company designated its interest rate swap as a cash flow hedge and structured it to be highly effective. Consequently, unrealized gains and losses related to the fair value of the interest rate swap are recorded to accumulated other comprehensive income (loss), net of tax.

The impacts of the Company's derivative instruments on the accompanying Consolidated Statements of Comprehensive Income for the year ended December 31, 2022, and 2021 are presented in the table below (in thousands):

	For the Year Ended	
	December 31, 2022	December 31, 2021
Net income	$ 43,407	$ 57,924
Other comprehensive loss		
Unrealized gain on cash flow hedge	5,378	—
Tax effect at statutory rate (federal and state) of 25.55%	(1,374)	—
Comprehensive income	$ 47,411	$ 57,924
Comprehensive income attributable to non-controlling interest	(11,249)	(17,093)
Comprehensive income attributable to USPH shareholders	$ 36,162	$ 40,831

The valuations of the Company's interest rate derivatives are measured as the present value of all expected future cash flows based on SOFR-based yield curves. The present value calculation uses discount rates that have been adjusted to reflect the credit quality of the Company and its counterparty which is a Level 2 fair value measurement.

The carrying and fair value of the Company's interest rate derivatives (included in Other current assets and Other assets) were as follows:

	December 31, 2022	December 31, 2021
Interest rate swap:		
Other current assets	$2,858	$—
Other assets	$2,520	$—

12. Leases

The Company has operating leases for its corporate offices and operating facilities. The Company determines if an arrangement is a lease at the inception of a contract. Right-of-use assets represent the Company's right to use an underlying asset during the lease term and operating lease liabilities represent net present value of the Company's obligation to make lease payments arising from the lease. Right-of-use assets and operating lease liabilities are recognized at commencement date based on the net present value of the fixed lease payments over the lease term. The Company's operating lease terms are generally five years or less. The Company's lease terms include options to extend or terminate the lease when it is reasonably certain that the option will be exercised. As most of the Company's operating leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Operating fixed lease expense is recognized on a straight-line basis over the lease term.

In accordance with ASC 842, the Company records on its consolidated balance sheet leases with a term greater than 12 months. The Company has elected, in compliance with current accounting standards, not to record leases with an initial term of 12 months or less in the consolidated balance sheet. ASC 842 requires the separation of the fixed lease components from the variable lease components. The Company has elected the practical expedient to account for separate lease components of a contract as a single lease cost thus causing all fixed payments to be capitalized. Non-lease and variable cost components are not included in the measurement of the right-of-use assets or operating lease liabilities. The Company also elected the package of practical expedients permitted within ASC 842, which among other things, allows the Company to carry forward historical lease classification. Variable lease payment amounts that cannot be determined at the commencement of the lease such as increases in lease payments based on changes in index rates or usage are not included in the right-of-use assets or operating lease liabilities. These are expensed as incurred and recorded as variable lease expense.

For the years ended December 31, 2022, 2021 and 2020, the components of lease expense were as follows (in thousands):

| | Year Ended | | |
	December 31, 2022	December 31, 2021	December 31, 2020
Operating lease cost	$35,154	$32,021	$30,710
Short-term lease cost	1,049	1,160	1,454
Variable lease cost	6,287	7,057	5,752
Total lease cost*	$42,490	$40,238	$37,916

———————

* Sublease income was immaterial.

Lease costs are reflected in the consolidated statements of net income in the line item—rent, supplies, contract labor and other.

For the years ended December 31, 2022, 2021 and 2020, supplemental cash flow information related to leases was as follows (in thousands):

| | Year Ended | | |
	December 31, 2022	December 31, 2021	December 31, 2020
Cash paid for amounts included in the measurement of operating lease liabilities (in thousands)	$36,136	$33,192	$30,307
Right-of-use assets obtained in exchange for new operating lease liabilities (in thousands)	$40,502	$46,088	$32,710

The aggregate future lease payments for operating leases as of December 31, 2022 were as follows (in thousands):

Fiscal Year	Amount
2023	$ 36,409
2024	29,863
2025	22,020
2026	14,810
2027 and thereafter	15,318
Total lease payments	$118,420
Less: imputed interest	6,777
Total operating lease liabilities	$111,643

Average lease terms and discount rates were as follows:

| | Year Ended | | |
	December 31, 2022	December 31, 2021	December 31, 2020
Weighted-average remaining lease term - Operating leases	4.06 Years	4.17 Years	4.05 Years
Weighted-average discount rate - Operating leases	2.9%	2.8%	3.1%

13. Income Taxes

Significant components of deferred tax assets and liabilities included in the consolidated balance sheets at December 31, 2022 and 2021 were as follows (in thousands):

	December 31, 2022	December 31, 2021
Deferred tax assets:		
Compensation.	$ 1,464	$ 2,817
Allowance for credit losses	605	573
Lease obligations - including closed clinics	28,525	26,856
Deferred tax assets.	$ 30,594	$ 30,246
Deferred tax liabilities:		
Depreciation and amortization.	$(23,836)	$(19,607)
Operating lease right-of-use assets	(26,318)	(24,637)
Gain on cash flow hedge.	(1,373)	—
Other.	(370)	(387)
Deferred tax liabilities.	(51,897)	(44,631)
Net deferred tax liability	$(21,303)	$(14,385)

The deferred tax assets and liabilities related to purchased interests not yet finalized may result in an immaterial adjustment.

During 2022, the Company recorded net deferred tax assets of $0.4 million related to the revaluation of redeemable non-controlling interests and acquisitions of non-controlling interests. In addition, during 2022, the Company recorded an adjustment to the deferred tax assets of $0.3 million as a result of a detailed reconciliation of its federal and state taxes payable and receivable accounts along with its federal and state deferred tax asset and liability accounts with its federal and state tax returns for 2021. The offset of this adjustment was an increase to the previously reported state income tax receivable and to federal income tax. As of December 31, 2022, the Company has a federal tax receivable of $3.9 million and state tax receivables of $0.7 million. The federal and state income tax receivable is included in *other current assets* on the accompanying consolidated balance sheets.

The differences between the federal tax rate and the Company's effective tax rate for the years ended December 31, 2022, 2021 and 2020 were as follows (in thousands):

	December 31, 2022		December 31, 2021		December 31, 2020	
U. S. tax at statutory rate	$ 9,307	21.0%	$11,782	21.0%	$10,125	21.0%
State income taxes, net of federal benefit	2,079	4.7%	2,478	4.4%	1,956	3.9%
Shortfall (excess) equity compensation deduction	149	0.3%	(246)	-0.4%	(99)	0.0%
Non-deductible expenses	629	1.4%	1,258	2.2%	1,040	2.1%
	$12,164	27.4%	$15,272	27.2%	$13,022	27.0%

Significant components of the provision for income taxes for the years ended December 31, 2022, 2021 and 2020 were as follows (in thousands):

	December 31, 2022	December 31, 2021	December 31, 2020
Current:			
Federal	$ (770)	$ 7,477	$10,506
State	518	2,107	2,774
Total current.	(252)	9,584	13,280
Deferred:			
Federal	9,933	4,866	(38)
State	2,483	822	(220)
Total deferred.	12,416	5,688	(258)
Total income tax provision	$12,164	$15,272	$13,022

For 2022, 2021 and 2020, the Company performed a detailed reconciliation of its federal and state taxes payable and receivable accounts along with its federal and state deferred tax asset and liability accounts. The adjustments were immaterial. The Company considers this reconciliation process to be an annual control.

The Company is required to establish a valuation allowance for deferred tax assets if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income in the periods which the deferred tax assets are deductible, management believes that a valuation allowance is not required, as it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

The Company's U.S. federal returns remain open to examination for 2019 through 2021 and U.S. state jurisdictions are open for periods ranging from 2018 through 2021.

The Company does not believe that it has any significant uncertain tax positions at December 31, 2022 and December 31, 2021, nor is this expected to change within the next twelve months due to the settlement and expiration of statutes of limitation.

The Company did not have any accrued interest or penalties associated with any unrecognized tax benefits nor was any interest expense recognized during the years ended December 31, 2022, 2021 and 2020.

14. Segment Information

The Company's reportable segments include the physical therapy operations segment and the industrial injury prevention services segment. Also included in the physical therapy operations segment are revenues from management contract services and other services which include services the Company provides on-site, such as schools for athletic trainers.

The Company evaluates performance of the segments based on gross profit. The Company has provided additional information regarding its reportable segments which contributes to the understanding of the Company and provides useful information.

The following table summarizes selected financial data for the Company's reportable segments. Prior year results presented herein have been changed to conform to the current presentation.

Segment Financials

	Year Ended		
	December 31, 2022	December 31, 2021	December 31, 2020
Net operating revenue:			
Physical therapy operations	$476,092	$451,122	$383,770
Industrial injury prevention services	77,052	43,900	39,199
Total Company	$553,144	$495,022	$422,969
Gross profit:			
Physical therapy operations	$ 96,057	$106,488	$ 84,364
Industrial injury prevention services	15,967	10,694	10,086
Gross profit	$112,024	$117,182	$ 94,450
Total Assets:			
Physical therapy operations	$514,229	$587,801	$499,911
Industrial injury prevention services	343,925	161,625	94,450
Total Company	$858,154	$749,426	$594,361

15. Investment in Unconsolidated Affiliate

Through one of its subsidiaries, the Company has a 49% joint venture interest in a company which provides physical therapy services for patients at hospitals. Since the Company is deemed to not have a controlling interest in the company, the Company's investment is accounted for using the equity method of accounting. The investment balance of this joint venture as of December 31, 2022, is $12.1 million and the earnings amounted to $1.2 million.

16. Equity Based Plans

The Company has the following equity-based plans with outstanding equity grants:

The Amended and Restated 1999 Employee Stock Option Plan (the "Amended 1999 Plan") permits the Company to grant to non-employee directors and employees of the Company up to 600,000 non-qualified options to purchase shares of common stock and restricted stock (subject to proportionate adjustments in the event of stock dividends, splits, and similar corporate transactions). The exercise prices of options granted under the Amended 1999 Plan are determined by the Compensation Committee. The period within which each option will be exercisable is determined by the Compensation Committee. The Amended 1999 Plan was approved by the shareholders of the Company at the 2008 Shareholders Meeting on May 20, 2008.

The Amended and Restated 2003 Stock Option Plan (the "Amended 2003 Plan") permits the Company to grant to key employees and outside directors of the Company incentive and non-qualified options and shares of restricted stock covering up to 2,600,000 shares of common stock (subject to proportionate adjustments in the event of stock dividends, splits, and similar corporate transactions). The material terms of the Amended 2003 Plan was reapproved by the shareholders of the Company at the 2015 Shareholders Meeting on May 19, 2015 and an increase in the number of shares authorized for issuance from 2,100,000 to 2,600,000 was approved at the 2022 Shareholders Meeting on March 17, 2022.

A cumulative summary of equity plans as of December 31, 2022 follows:

	Authorized	Restricted Stock Issued	Outstanding Stock Options	Stock Options Exercised	Stock Options Exercisable	Shares Available for Grant
Equity Plans						
Amended 1999 Plan	600,000	416,402	—	139,791	—	7,775
Amended 2003 Plan	2,600,000	1,258,021	—	778,300	—	574,716
	3,200,000	1,674,423	—	918,091	—	582,491

During 2022, 2021 and 2020, the Company granted the following shares of restricted stock to directors, officers and employees pursuant to its equity plans as follows:

Year Granted	Number of Shares	Weighted Average Fair Value Per Share
2022	95,316	$100.08
2021	60,317	$131.29
2020	86,982	$104.69

During 2022, 2021 and 2020, the following shares were cancelled due to employee terminations prior to restrictions lapsing:

Year Cancelled	Number of Shares	Weighted Average Fair Value Per Share
2022	5,180	$109.42
2021	439	$113.80
2020	10,037	$102.52

Generally, restrictions on the stock granted to employees lapse in equal annual installments on the following four anniversaries of the date of grant. For those shares granted to directors, the restrictions will lapse in equal quarterly installments during the first year after the date of grant. For those granted to officers, the restriction will lapse in equal quarterly installments during the four years following the date of grant.

There were 124,939 and 102,682 shares outstanding as of December 31, 2022, and December 31, 2021, respectively, for which restrictions had not lapsed. The restrictions will lapse in 2023 through 2026.

Compensation expense for grants of restricted stock is recognized based on the fair value on the date of grant. Compensation expense for restricted stock grants was $7.3 million, $7.8 million, and $7.9 million, respectively, for 2022, 2021 and 2020. As of December 31, 2022, the remaining $9.8 million of compensation expense will be recognized from 2023 through 2026.

17. Preferred Stock

The Board is empowered, without approval of the shareholders, to cause shares of preferred stock to be issued in one or more series and to establish the number of shares to be included in each such series and the rights, powers, preferences and limitations of each series. There are no provisions in the Company's Articles of Incorporation specifying the vote required by the holders of preferred stock to take action. All such provisions would be set out in the designation of any series of preferred stock established by the Board. The bylaws of the Company specify that, when a quorum is present at any meeting, the vote of the holders of at least a majority of the outstanding shares entitled to vote who are present, in person or by proxy, shall decide any question brought before the meeting, unless a different vote is required by law or the Company's Articles of Incorporation.

Because the Board has the power to establish the preferences and rights of each series, it may afford the holders of any series of preferred stock, preferences, powers, and rights, voting or otherwise, senior to the right of holders of common stock. The issuance of the preferred stock could have the effect of delaying or preventing a change in control of the Company.

18. Common Stock

From September 2001 through December 31, 2008, the Board authorized the Company to purchase, in the open market or in privately negotiated transactions, up to 2,250,000 shares of the Company's common stock. In March 2009, the Board authorized the repurchase of up to 10% or approximately 1,200,000 shares of its common stock ("March 2009 Authorization"). The Amended Credit Agreement permits share repurchases of up to $15,000,000, subject to compliance with covenants. The Company is required to retire shares purchased under the March 2009 Authorization.

Under the March 2009 Authorization, the Company has purchased a total of 859,499 shares. There is no expiration date for the share repurchase program. There are currently an additional estimated 185,117 shares (based on the closing price of $81.03 on December 30, 2022, the last business day in 2022) that may be purchased from time to time in the open market or private transactions depending on price, availability and the Company's cash position. The Company did not purchase any shares of its common stock during 2022, 2021 or 2020.

19. Defined Contribution Plan

The Company has several 401(k) profit sharing plans covering all employees with three months of service. For certain plans, the Company makes matching contributions. The Company may also make discretionary contributions of up to 50% of employee contributions. The Company did not make any discretionary contributions for the years ended December 31, 2022, 2021 and 2020.The Company matching contributions totaled $2.0 million, $1.9 million and $1.9 million, respectively, for the years ended December 31, 2022, 2021 and 2020.

20. Commitments and Contingencies

Employment Agreements

On December 31, 2022, the Company had outstanding employment agreements with five of its executive officers. Each of the agreements have a two-year term, however, each of these agreements provide for an automatic two-year renewal at the conclusion of the expiring term or renewal term.

In addition, the Company has outstanding employment agreements with most of the managing physical therapist partners of the Company's physical therapy clinics and with certain other clinic employees which obligate subsidiaries of the Company to pay compensation of $58.6 million in 2023 and $5.7 million in 2024. In addition, many of the employment agreements with the managing physical therapists provide for monthly bonus payments calculated as a percentage of each clinic's net revenues (not in excess of operating profits) or operating profits.

21. Related Party Transactions

Settlement of Short Swing Profit Claim

For the year ended December 31, 2021, the Company recorded approximately $20,000 related to the short swing profit settlement remitted by a shareholder of the Company under Section 16(b) of the Securities Exchange Act of 1934, as amended. The Company recognized the proceeds as an increase to additional paid-in-capital in the consolidated balance sheets as of December 31, 2021, and consolidated statements of stockholder's equity, as well as in cash provided by financing activities included in Other, in the consolidated statements of cash flows, for the year ended December 31, 2021.

22. Reclassification of Prior Period Presentation

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

23. Subsequent Event

On February 28, 2023, the Company acquired an 80% interest in a physical therapy clinic with the previous owner retaining 20%. The purchase price was approximately $6.2 million, of which $5.8 million was paid in cash, and $0.4 million is in the form of a note payable. The note accrues interest at 4.5% per annum and the principal and interest is payable on February 28, 2025.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.*

Not applicable.

ITEM 9A. *CONTROLS AND PROCEDURES.*

Evaluation of Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Exchange Act) as of the end of the fiscal period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective in ensuring that the information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. U.S. Physical Therapy, Inc. and subsidiaries' (the "Company") internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting can also be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, the risk. Management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria described in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2022.

The Company's internal control over financial reporting has been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report included on page 49.

Changes in Internal Control over Financial Reporting

In November 2021, we completed an acquisition of a leading provider of industrial injury prevention services. As part of our integration activities in 2022, we implemented new internal controls and procedures at the acquired entity.

Except for the implementation of new internal controls and procedures at the acquired entity noted above, there were no changes in our internal control over financial reporting during the quarter ended December 31, 2022 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. *OTHER INFORMATION.*

Not applicable.

ITEM 9C. *DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION*

Not applicable.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.*

The information required in response to this Item 10 is incorporated herein by reference to our definitive proxy statement relating to our 2023 Annual Meeting of Stockholders to be filed with the SEC pursuant to Regulation 14A, not later than 120 days after the end of our fiscal year covered by this report.

ITEM 11. *EXECUTIVE COMPENSATION.*

The information required in response to this Item 11 is incorporated herein by reference to our definitive proxy statement relating to our 2023 Annual Meeting of Stockholders to be filed with the SEC pursuant to Regulation 14A, not later than 120 days after the end of our fiscal year covered by this report.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.*

The information required in response to this Item 12 is incorporated herein by reference to our definitive proxy statement relating to our 2023 Annual Meeting of Stockholders to be filed with the SEC pursuant to Regulation 14A, not later than 120 days after the end of our fiscal year covered by this report.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.*

The information required in response to this Item 13 is incorporated herein by reference to our definitive proxy statement relating to our 2023 Annual Meeting of Stockholders to be filed with the SEC pursuant to Regulation 14A, not later than 120 days after the end of our fiscal year covered by this report.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES.*

The information required in response to this Item 14 is incorporated herein by reference to our definitive proxy statement relating to our 2023 Annual Meeting of Stockholders to be filed with the SEC pursuant to Regulation 14A, not later than 120 days after the end of our fiscal year covered by this report.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.*

(a) Documents filed as a part of this report:

    1. *Financial Statements.* Reference is made to the Index to Financial Statements and Related Information under Item 8 in Part II hereof, where these documents are listed.

    2. *Financial Statement Schedules.* See page 94 for Schedule II — Valuation and Qualifying Accounts. All other schedules are omitted because of the absence of conditions under which they are required or because the required information is shown in the financial statements or notes thereto.

    3. *Exhibits.* The exhibits listed in List of Exhibits on the next page are filed or incorporated by reference as part of this report.

ITEM 16. *Form 10-K Summary*

    None.

EXHIBIT INDEX
LIST OF EXHIBITS

Number	Description
3.1	Articles of Incorporation of the Company [filed as an exhibit to the Company's Form 10-Q for the quarterly period ended June 30, 2001 and incorporated herein by reference].
3.2	Amendment to the Articles of Incorporation of the Company [filed as an exhibit to the Company's Form 10-Q for the quarterly period ended June 30, 2001 and incorporated herein by reference].
3.3	Bylaws of the Company, as amended [filed as an exhibit to the Company's Form 10-KSB for the year ended December 31, 1993 and incorporated herein by reference—Commission File Number—1-11151].
4.1*	Description of Company Securities [filed herewith the Company's Form 10-K for the year ended December 31, 2019 filed with the SEC on February 28, 2020.]
10.1+	1999 Employee Stock Option Plan (as amended and restated May 20, 2008) [incorporated by reference to Appendix A to the Company's Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 17, 2008].
10.2+	U.S. Physical Therapy, Inc. 2003 Stock Incentive Plan, (as amended and restated effective March 26, 2016) [incorporated herein by reference to Appendix A to the Company's Definitive Proxy Statement on Schedule 14A filed with the SEC on April 7, 2016.]
10.3+	Form of Restricted Stock Agreement [incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the SEC on March 16, 2016].
10.4+	Second Amended and Restated Credit Agreement dated as of November 10, 2017 among U.S. Physical Therapy, Inc., as the borrower, and Bank of America, N.A., as Administrative Agent and Swingline Lender and L/C Issuer, and The Lenders Party hereto (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K filed with the SEC on November 14, 2017).
10.5+	Second Amended and Restated Employment Agreement by and between the Company and Christopher J. Reading dated effective February 9, 2016 [incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on February 12, 2016].
10.6+	Employment Agreement commencing on March 1, 2018 by and between the Company and Graham Reeve [incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on March 7, 2018].
10.7+	Objective Long-Term Incentive Plan for Senior Management [incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the SEC on March 8, 2019.]
10.8+	Discretionary Long-Term Incentive Plan for Senior Management [incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K filed with the SEC on March 8, 2019.]
10.9+	Third Amended and Restated Employment Agreement by and between the Company and Christopher J. Reading dated effective May 21, 2019 [incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 22, 2019]
10.10+	Amended & Restated Employment Agreement commencing by and between the Company and Graham Reeve dated effective May 21, 2019 [incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on March 22, 2019]
10.11+	Restricted Stock Agreement [incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the SEC on March 22, 2019]

Number	Description
10.12+	U. S. Physical Therapy, Inc. Objective Long-Term Incentive Plan for Senior Management for 2020, effective March 3, 2020 [incorporated by reference to Exhibit 99.1 to the Company Current Report on Form 8-K filed with the SEC on March 6, 2020].
10.13+	Amendment to Employment Agreement entered into as of March 26, 2020 by and between the Company and Christopher Reading [incorporated by reference to Exhibit 10.3 to the Company Current Report on Form 8-K filed with the SEC on March 26, 2020].
10.14+	Amendment to Employment Agreement entered into as of March 26, 2020 by and between the Company and Graham Reeve [incorporated by reference to Exhibit 10.4 to the Company Current Report on Form 8-K filed with the SEC on March 26, 2020].
10.15+	U. S. Physical Therapy, Inc. Objective Long-Term Incentive Plan for Senior Management for 2020, effective March 3, 2020 [incorporated by reference to Exhibit 99.1 to the Company Current Report on Form 8-K filed with the SEC on March 6, 2020].
10.16+	U. S. Physical Therapy, Inc. Discretionary Long-Term Incentive Plan for Senior Management for 2020, effective March 3, 2020 [incorporated by reference to Exhibit 99.2 to the Company Current Report on Form 8-K filed with the SEC on March 6, 2020].
10.17+	Employment Agreement entered into as of November 9, 2020 by and between U.S. Physical Therapy and Carey Hendrickson [incorporated by reference to Exhibit 10.1 to the Company Current Report on Form 8-K filed with the SEC on September 23, 2020.]
10.18+	Employment Agreement by and between the Company and Eric Williams entered into on December 3, 2020 and commencing as of July 1, 2021 [filed by reference to Exhibit 10.1 to the Company Current Report on Form 8-K filed with the SEC on December 7, 2020.]
10.19+	First Amendment to Second Amended and Restated Credit Agreement [filed by reference to Exhibit 10.1 to the Company Current Report on Form 8-K filed with the SEC on February 4, 2021.]
10.20+	U. S. Physical Therapy, Inc. Objective Long-Term Incentive Plan for Senior Management for 2021, effective March 17, 2021 [incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by U.S. Physical Therapy, Inc. on March 16, 2022]
10.21+	U. S. Physical Therapy, Inc. Discretionary Long-Term Incentive Plan for Senior Management for 2021, effective March 17, 2021 [incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by U.S. Physical Therapy, Inc. on March 16, 2022]
10.22+	Third Amended and Restated Credit Agreement dated as of June 17, 2022 among the Company, as the borrower, and Bank of America, N.A., as Administrative Agent, Regions Capital Markets as Syndication Agent, BofA Securities Inc. and Regions Capital Markets as Joint Load Arrangers, BofA Securities Inc., as Sole Bookrunner and the lenders named therein. [incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 10-Q filed with the SEC on June 21, 2022]
10.23+	Employment Agreement by and between the Company and Rick Binstein entered into on March 23, 2022 [incorporated by reference to Exhibit 10.1 to the Company Current Report on Form 8-K filed with the SEC on March 23, 2022]
10.24+	U. S. Physical Therapy, Inc. Objective Long-Term Incentive Plan for Senior Management for 2022, effective March 14, 2022 [incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by U.S. Physical Therapy, Inc. on March 14, 2022]

Number	Description
10.25+	U. S. Physical Therapy, Inc. Discretionary Long-Term Incentive Plan for Senior Management for 2022, effective March 14, 2022 [incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by U.S. Physical Therapy, Inc. on March 14, 2022]
10.26+	U. S. Physical Therapy, Inc. Objective Cash/RSA Bonus Plan for Senior Management for 2022, effective March 14, 2022 [incorporated by reference to Exhibit 99.3 of the Current Report on Form 8-K filed by U.S. Physical Therapy, Inc. on March 14, 2022]
10.27+	U. S. Physical Therapy, Inc. Discretionary Cash/RSA Bonus Plan for Senior Management for 2022, effective March 14, 2022 [incorporated by reference to Exhibit 99.4 of the Current Report on Form 8-K filed by U.S. Physical Therapy, Inc. on March 14, 2022]
21.1*	Subsidiaries of the Registrant
23.1*	Consent of Independent Registered Public Accounting Firm—Grant Thornton LLP
31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended
31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended
32.1*	Certification of Periodic Report of the Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

---

*   Filed herewith

\+   Management contract or compensatory plan or arrangement.

FINANCIAL STATEMENT SCHEDULE*
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
U.S. PHYSICAL THERAPY, INC. AND SUBSIDIARIES
(In Thousands)

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts	Deductions	Balance at End of Period
YEAR ENDED DECEMBER 31, 2022:					
Reserves and allowances deducted from asset accounts:					
Allowance for credit losses[1]	$2,768	$5,548	—	$5,487[2]	$2,829
YEAR ENDED DECEMBER 31, 2021:					
Reserves and allowances deducted from asset accounts:					
Allowance for credit losses..	$2,008	$5,305	—	$4,545[2]	$2,768
YEAR ENDED DECEMBER 31, 2020:					
Reserves and allowances deducted from asset accounts:					
Allowance for credit losses..	$2,698	$4,623	—	$5,313[2]	$2,008

---

(1)   Related to patient accounts receivable and accounts receivable-other.

(2)   Uncollectible accounts written off, net of recoveries.

*   All other schedules are omitted because of the absence of conditions under which they are required or because the required information is shown in the financial statements or notes thereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

U.S. PHYSICAL THERAPY, INC.
(Registrant)

By: /s/ Carey Hendrickson

Carey Hendrickson
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Date: February 28, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated as of the date indicated above.

/s/ Chris J. Reading **Chris J. Reading**	Chief Executive Officer, President and Director (Principal Executive Officer)	February 28, 2023
/s/ Edward L. Kuntz **Edward L. Kuntz**	Chairman of the Board	February 28, 2023
/s/ Mark J. Brookner **Mark J. Brookner**	Director	February 28, 2023
/s/ Harry S. Chapman **Harry S. Chapman**	Director	February 28, 2023
/s/ Bernard A. Harris **Dr. Bernard A. Harris, Jr.**	Director	February 28, 2023
/s/ Kathleen A. Gilmartin **Kathleen A. Gilmartin**	Director	February 28, 2023
/s/ Anne Motsenbocker **Anne Motsenbocker**	Director	February 28, 2023
/s/ Reginald E. Swanson **Reginald E. Swanson**	Director	February 28, 2023
/s/ Clayton K. Trier **Clayton K. Trier**	Director	February 28, 2023

EXHIBIT 31.1

CERTIFICATION

I, Christopher J. Reading, certify that:

1. I have reviewed this annual report on Form 10-K of U.S. Physical Therapy, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2023

/s/ Christopher J. Reading
_____

Christopher J. Reading
President and Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION

I, Carey Hendrickson, certify that:

1. I have reviewed this annual report on Form 10-K of U.S. Physical Therapy, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2023

/s/ Carey Hendrickson
Carey Hendrickson
Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of U.S. Physical Therapy, Inc. (the "registrant") on Form 10-K for the year ending December 31, 2021 as filed with the Securities and Exchange Commission on the date hereof (the "report"), we, Christopher J. Reading, Carey Hendrickson and Jon C. Bates, Chief Executive Officer, Chief Financial Officer and Controller, respectively, of the registrant, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to our knowledge:

(1) The report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

February 28, 2023

/s/ Christopher J. Reading
Christopher J. Reading
Principal Executive Officer

/s/ Carey Hendrickson
Carey Hendrickson
Principal Financial and Accounting Officer

A signed original of this written statement required by Section 906 has been provided to U. S. Physical Therapy, Inc. and will be retained by U. S. Physical Therapy, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.